UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
    For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
    For the transition period from _____ to _____

Commission File Number: 001-13545 (Prologis, Inc.) 001-14245 (Prologis, L.P.)

_____



Prologis, Inc.
Prologis, L.P.
(Exact name of registrant as specified in its charter)

Maryland (Prologis, Inc.)	**94-3281941 (Prologis, Inc.)**
Delaware (Prologis, L.P.)	**94-3285362 (Prologis, L.P.)**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*
Pier 1, Bay 1, San Francisco, California	**94111**
(Address or principal executive offices)	*(Zip Code)*

(415) 394-9000
(Registrants' telephone number, including area code)
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

	Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Prologis, Inc.	Common Stock, $0.01 par value	PLD	New York Stock Exchange
Prologis, L.P.	3.000% Notes due 2026	PLD/26	New York Stock Exchange
Prologis, L.P.	2.250% Notes due 2029	PLD/29	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Prologis, Inc. – **NONE**
Prologis, L.P. – **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Prologis, Inc.: Yes ☑ No ☐   Prologis, L.P.: Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Prologis, Inc.: Yes ☐ No ☑   Prologis, L.P.: Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Prologis, Inc.: Yes ☑ No ☐ Prologis, L.P.: Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter periods that the registrant was required to submit such files). Prologis, Inc.: Yes ☑ No ☐ Prologis, L.P.: Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

Prologis, Inc.:	☑	Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company
	☐	Non-accelerated filer			☐	Emerging growth company
Prologis, L.P.:	☐	Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company
	☑	Non-accelerated filer			☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Prologis, Inc.: Yes ☐ No ☑   Prologis, L.P.: Yes ☐ No ☑

Based on the closing price of Prologis, Inc.'s common stock on June 30, 2023 the aggregate market value of the voting common equity held by nonaffiliates of Prologis, Inc. was $112,988,239,238.

The number of shares of Prologis, Inc.'s common stock outstanding at February 9, 2024, was approximately 924,881,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this report are incorporated by reference to the registrant's definitive proxy statement for the 2023 annual meeting of its stockholders or will be provided in an amendment filed on Form 10-K/A.

Auditor Name: KPMG LLP	Auditor Location: Denver, CO	Auditor Firm ID: 185

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2023, of Prologis, Inc. and Prologis, L.P. Unless stated otherwise or the context otherwise requires, references to "Prologis, Inc." or the "Parent" mean Prologis, Inc. and its consolidated subsidiaries; and references to "Prologis, L.P." or the "Operating Partnership" or the "OP" mean Prologis, L.P., and its consolidated subsidiaries. The terms "the Company," "Prologis," "we," "our" or "us" means the Parent and the OP collectively.

The Parent is a real estate investment trust (a "REIT") and the general partner of the OP. At December 31, 2023, the Parent owned a 97.58% common general partnership interest in the OP and substantially all of the preferred units in the OP. The remaining 2.42% common limited partnership interests are owned by unaffiliated investors and certain current and former directors and officers of the Parent.

We operate the Parent and the OP as one enterprise. The management of the Parent consists of the same members as the management of the OP. These members are officers of the Parent and employees of the OP or one of its subsidiaries. As sole general partner, the Parent has control of the OP through complete responsibility and discretion in the day-to-day management and therefore, consolidates the OP for financial reporting purposes. Because the only significant asset of the Parent is its investment in the OP, the assets and liabilities of the Parent and the OP are the same on their respective financial statements.

We believe combining the annual reports on Form 10-K of the Parent and the OP into this single report results in the following benefits:

- enhances investors' understanding of the Parent and the OP by enabling investors to view the business as a whole in the same manner as management views and operates the business;

- eliminates duplicative disclosure and provides a more streamlined and readable presentation as a substantial portion of the Company's disclosure applies to both the Parent and the OP; and

- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

It is important to understand the few differences between the Parent and the OP in the context of how we operate the Company. The Parent does not conduct business itself, other than acting as the sole general partner of the OP and issuing public equity from time to time. The OP holds substantially all the assets of the business, directly or indirectly. The OP conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for net proceeds from equity issuances by the Parent, which are contributed to the OP in exchange for partnership units, the OP generates capital required by the business through the OP's operations, incurrence of indebtedness and issuance of partnership units to third parties.

The presentation of noncontrolling interests, stockholders' equity and partners' capital are the main areas of difference between the consolidated financial statements of the Parent and those of the OP. The differences in the presentations between stockholders' equity and partners' capital result from the differences in the equity and capital issuances in the Parent and in the OP.

The preferred stock, common stock, additional paid-in capital, accumulated other comprehensive income (loss) and distributions in excess of net earnings of the Parent are presented as stockholders' equity in the Parent's consolidated financial statements. These items represent the common and preferred general partnership interests held by the Parent in the OP and are presented as general partner's capital within partners' capital in the OP's consolidated financial statements. The common limited partnership interests held by the limited partners in the OP are presented as noncontrolling interest within equity in the Parent's consolidated financial statements and as limited partners' capital within partners' capital in the OP's consolidated financial statements.

To highlight the differences between the Parent and the OP, separate sections in this report, as applicable, individually discuss the Parent and the OP, including separate financial statements and separate Exhibit 31 and 32 certifications. In the sections that combine disclosure of the Parent and the OP, this report refers to actions or holdings as being actions or holdings of Prologis.

Table of Contents

TABLE OF CONTENTS

Item	Description	Page

The statements in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which we operate as well as management's beliefs and assumptions. Such statements involve uncertainties that could significantly impact our financial results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "aims," and "estimates" including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, acquisition and development activity, contribution and disposition activity, general conditions in the geographic areas where we operate, our debt, capital structure and financial position, our ability to earn revenues from co-investment ventures, form new co-investment ventures and the availability of capital in existing or new co-investment ventures — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) international, national, regional and local economic and political climates and conditions; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties, including the integration of the operations of significant real estate portfolios; (v) maintenance of Real Estate Investment Trust ("REIT") status, tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain and our credit ratings; (vii) risks related to our investments in and management of our co-investment ventures, including our ability to establish new co-investment ventures; (viii) risks of doing business internationally, including currency risks; (ix) environmental uncertainties, including risks of natural disasters; (x) risks related to global pandemics; and (xi) those additional factors discussed under Part I, Item 1A. Risk Factors in this report. We undertake no duty to update any forward-looking statements appearing in this report except as may be required by law.

PART I

ITEM 1. Business

Prologis, Inc. is a self-administered and self-managed REIT and is the sole general partner of Prologis, L.P. through which it holds substantially all of its assets. We operate Prologis, Inc. and Prologis, L.P. as one enterprise and, therefore, our discussion and analysis refers to Prologis, Inc. and its consolidated subsidiaries, including Prologis, L.P. We invest in real estate through wholly owned subsidiaries and other entities through which we co-invest with partners and investors ("co-investment ventures"). We have a significant ownership interest in the co-investment ventures, which are either consolidated or unconsolidated based on our level of control of the entity.

Prologis, Inc. began operating as a fully integrated real estate company in 1997 and elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended ("Internal Revenue Code" or "IRC"). We believe the current organization and method of operation enable Prologis, Inc. to maintain its status as a REIT. Prologis, L.P. was also formed in 1997.

We operate, manage and measure the operating performance of our properties on an owned and managed ("O&M") basis. Our O&M portfolio includes our consolidated properties as well as properties owned by our unconsolidated co-investment ventures, which we manage. We make operating decisions based on our total O&M portfolio as we manage the properties without regard to their ownership. We also evaluate our results based on our proportionate economic ownership of each property included in the O&M portfolio ("our share").

Included in our discussion below are references to funds from operations ("FFO") and net operating income ("NOI"), neither of which are United States ("U.S.") generally accepted accounting principles ("GAAP"). See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of *Net Earnings Attributable to Common Stockholders/Unitholders* in the Consolidated Statements of Income to our FFO measures and a reconciliation of NOI to *Operating Income* in the Consolidated Statements of Income, the most directly comparable GAAP measures.

Our corporate headquarters is located at Pier 1, Bay 1, San Francisco, California 94111, and our other principal office locations are in Amsterdam, Denver, Mexico City, Sao Paulo, Shanghai, Singapore and Tokyo.

Our Internet address is www.prologis.com. All reports required to be filed with the Securities and Exchange Commission ("SEC") are available and can be accessed free of charge through the Investor Relations section of our website. The common stock of Prologis, Inc. is listed on the New York Stock Exchange ("NYSE") under the ticker "PLD" and is a component of the Standard & Poor's ("S&P") 500.

THE COMPANY

Prologis is the global leader in logistics real estate with a focus on high-barrier, high-growth markets. We own, manage and develop well-located, high-quality logistics facilities in 19 countries across four continents. Our portfolio focuses on the world's most vibrant centers of commerce and our scale across these locations allows us to better serve our customers' diverse logistics requirements.

The importance of logistics supply chains has increased dramatically to our customers and the global economy. The long-term trends of e-commerce adoption and supply chain resiliency continue to drive the need for increased warehouse space to store and distribute goods. This demand has translated into meaningful increases in rents and low vacancy. We believe this demand is driven by three primary factors: (i) customer supply chains re-positioning to address the significant shift to e-commerce and heightened service expectations; (ii) overall consumption and household growth; and (iii) our customers' desire for more supply chain resiliency. We believe these forces will keep demand strong over the long-term.

Our teams actively manage our portfolio by providing comprehensive real estate services, including leasing, property management, development, acquisitions and dispositions. We also invest significant capital into new logistics properties through our development activity and third-party acquisitions. Proceeds from the disposition of properties, generally through the contribution of newly developed properties to our co-investment ventures and the sales of non-strategic properties to third parties, allow us to recycle capital back into our investment activities.

While the majority of our properties in the U.S. are wholly owned, we hold a significant ownership interest in properties both in the U.S. and internationally through our investment in the co-investment ventures. Partnering with the world's largest institutional investors through co-investment ventures allows us to expand our investment capacity, enhance and diversify our real estate returns and mitigate our exposure to foreign currency movements.

Our scale and customer-focused strategy have compelled us to expand the services we provide. Our 1.2 billion square foot portfolio has provided the foundation upon which we have built a platform of solutions to address challenges that our customers face in global fulfillment today. Through Prologis Essentials, we focus on innovative ways to meet our customers' operations and energy and sustainability needs. Our customer experience teams, proprietary technology and strategic partnerships are foundational to all aspects of our Prologis Essentials offerings. These resources allow us to provide our customers with unique and actionable insights and tools to help them make progress on sustainability goals and drive greater efficiency in their operations.

Finally, our long-standing dedication to Environmental, Social and Governance ("ESG") practices creates value for our customers, investors, employees and the communities in which we do business. The principles of ESG are an important aspect of our business strategy that we believe delivers a strategic business advantage.

Our Global Presence

At December 31, 2023, we owned or had investments in, on a wholly-owned basis or through co-investment ventures, properties and development projects expected to total approximately 1.2 billion square feet across the following geographies:


1.2B
Square Feet
5,613
Buildings
~6,700
Customers
U.S.
803M
square feet
3,877
buildings
Europe
242M
square feet
1,112
buildings
Other Americas
83M
square feet
341
buildings
Asia
114M
square feet
283
buildings

Throughout this discussion, we reflect amounts in the U.S. dollar, our reporting currency. Included in these amounts are consolidated and unconsolidated investments denominated in foreign currencies, principally the British pound sterling, Canadian dollar, euro and Japanese yen that are impacted by fluctuations in exchange rates when translated to U.S. dollars. We mitigate our exposure to foreign currency fluctuations by investing outside the U.S. through co-investment ventures, borrowing in the functional currency of our subsidiaries and utilizing derivative financial instruments.

OPERATING SEGMENTS

Our business comprises two operating segments: Real Estate (Rental Operations and Development) and Strategic Capital.

Below is information summarizing consolidated activity within our segments over the last three years (in millions):



(1)   NOI from the Real Estate Segment is calculated directly from the Consolidated Financial Statements as *Rental Revenues* and *Development Management and Other Revenues* less *Rental Expenses* and *Other Expenses.* NOI from the Strategic Capital Segment is calculated directly from the Consolidated Financial Statements as *Strategic Capital Revenues* less *Strategic Capital Expenses.*

(2)   A developed property moves into the operating portfolio when it meets our definition of stabilization, which is the earlier of when a property that was developed has been completed for one year, is contributed to a co-investment venture following completion or is 90% occupied. Amounts represent our total expected investment ("TEI") upon stabilization, which includes the estimated cost of development or expansion, including land, construction and leasing costs.

Real Estate Segment

Rental Operations. Rental operations comprise the largest component of our operating segments and generally contributes 85% to 90% of our consolidated revenues, earnings and FFO. We collect rent from our customers through operating leases, including reimbursements for the majority of our property operating costs. For leases that commenced during 2023 within the consolidated operating portfolio, the weighted average lease term was 66 months. We expect to generate earnings growth by increasing rents, maintaining high occupancy rates and controlling expenses. The primary driver of our revenue growth will be the rolling of in-place leases to current market rents when leases expire, as discussed further below. We believe our active portfolio management, combined with the skills of our property, leasing, maintenance, energy, sustainability and risk management teams allow us to maximize NOI across our portfolio. Substantially all of our consolidated rental revenue, NOI and cash flows from rental operations are generated in the U.S.

Development. Given the scarcity of modern logistics facilities in our target markets, our development business provides the opportunity to build to the evolving requirements of our customers while deepening our market presence. We believe we have a competitive advantage due to (i) the strategic locations of our global land bank and redevelopment sites; (ii) the development expertise of our local teams; (iii) the depth of our customer relationships; (iv) our ability to integrate sustainable design features that provide operational efficiencies for our customers; and (v) our procurement capabilities that allow us to secure high-demand construction materials at lower cost. Successful development and redevelopment efforts provide significant earnings growth as projects are leased, generate income and increase the value of our Real Estate Segment. Generally, we develop properties in the U.S. to hold for the long-term and outside the U.S. for contribution to our unconsolidated co-investment ventures.

Strategic Capital Segment

Through the Strategic Capital Segment we partner with many of the world's largest institutional investors through unconsolidated co-investment ventures. The business is capitalized principally through private and public equity of which 93% is either in perpetual open-ended or long-term ventures and two publicly traded vehicles (Nippon Prologis REIT, Inc. in Japan and FIBRA Prologis in Mexico). We align our interests with our partners by holding significant ownership interests in our nine unconsolidated co-investment ventures (ranging from 15% to 50%). This structure allows us to reduce our exposure to foreign currency movements for investments outside the U.S.

This segment produces durable, long-term cash flows and generally contributes 10% to 15% of our consolidated revenues, earnings and FFO, excluding promotes, all while requiring minimal capital other than our investment in the venture. We generate strategic capital revenues or fees from our unconsolidated co-investment ventures, principally through asset management and property management services. Asset management fees are primarily driven by the quarterly valuation of the real estate properties owned by the respective ventures. We earn additional revenues by providing leasing, acquisition, construction management, development and disposition services. In certain ventures, we also have the ability to earn revenues through incentive fees ("promotes" or "promote revenues") periodically during the life of a venture, upon liquidation of a venture or upon stabilization of individual venture assets based primarily on the total return of the investments over certain financial hurdles. Promote revenues are recognized when earned at the end of the promote period for the specific co-investment ventures. We plan to grow this business and increase revenues by increasing our assets under management in existing or new ventures. The majority of the strategic capital revenues are generated outside the U.S.

FUTURE GROWTH

We believe that the quality and scale of our portfolio, our ability to build out our land bank and redevelopment sites, our strategic capital business, the depth of our customer relationships and the strength of our balance sheet are differentiators that allow us to drive growth in revenues, NOI, earnings, FFO and cash flows.



(1) Net effective rent ("NER") is calculated at the beginning of the lease using estimated total cash base rent to be received over the term and annualized and excludes amortization of fair value lease adjustments from acquisitions. Amounts derived in a currency other than the U.S. dollar have been translated using the average rate from the previous twelve months.

Rent change represents the percentage change in net effective rental rates (average rate over the lease term), on new and renewed leases, commenced during the period compared with previous net effective rental rates in that same space.

(2) Included in 2022 and 2023 were significant promotes earned in Europe and the U.S, respectively. We do not have any significant promote opportunities in 2024.

- **Rent Growth.** We expect rents in our markets to continue to increase due to demand and low vacancy. Due to strong market rent growth over the last several years, our in-place leases have considerable upside potential to drive future organic NOI growth. This is evident in the positive rent change we have experienced in every quarter since 2013 and was significant to our operating results over the last several years. We estimate that our lease mark-to-market is approximately 57% (on an NER basis), which represents the growth rate from in-place rents to current market rents based on our share of the O&M portfolio at December 31, 2023. Therefore, even if there was no additional market rent growth in the future, we expect our lease renewals to translate into significant increases in future rental income.

- **Value Creation from Development.** The global nature of our development program provides a wide landscape of opportunities to pursue based on our judgment of market conditions, opportunities and risks. One of the ways in which we create value is through our focus on sourcing well-located land and redevelopment sites through acquisition opportunities, including our innovative approach with Covered Land Plays ("CLP"), which are income producing assets acquired with the intention to redevelop for higher and better use as industrial properties. Based on our current estimates, our consolidated land, including options and CLP, has the potential to support the development of $35.7 billion ($40.0 billion on an O&M basis) of TEI of new logistics space. We measure the estimated value creation of a development project as the stabilized value above our TEI. As properties are completed and leased, we expect to realize the value creation principally through gains realized through contributions of these properties to unconsolidated co-investment ventures and increases in the NOI of the consolidated portfolio.

- **Strategic Capital Advantages.** The co-investment ventures provide additional capital from third parties that we can use to grow our company, contribute to self-funding our development activities through the sale of newly developed assets to these vehicles and produce substantial fees for our management of the assets. We raise capital to support the long-term growth of the co-investment ventures while maintaining our own substantial investments in these vehicles. At December 31, 2023, the gross book value of the operating portfolio held by our nine unconsolidated co-investment ventures was $53.1 billion across 507 million square feet.





(1) *G&A Expenses* is a line item in the Consolidated Financial Statements. Adjusted G&A expenses is calculated from our Consolidated Financial Statements as *G&A Expenses* and *Strategic Capital Expenses*, less expenses under the Prologis Promote Plan ("PPP") and property-level management expenses for the properties owned by the ventures.

- **Balance Sheet Strength.** At December 31, 2023, the weighted average remaining maturity of our consolidated debt was 9 years and the weighted average interest rate was 3.0%. Prior to the current rising interest rate environment, we were able to take advantage of lower interest rates through our refinancing activities and substantially addressed our debt maturities until 2026. At December 31, 2023, we had total available liquidity of $6.0 billion. We continue to maintain low leverage as a percentage of our real estate investments and our market capitalization. As a result of our low leverage, available liquidity and investment capacity in the co-investment ventures, we have significant ability to capitalize on opportunistic value-added investments as they arise.

- **Our Scale Drives Efficiency.** We have scalable systems and infrastructure in place to grow both our consolidated and O&M portfolios with limited incremental G&A expense. We use adjusted G&A expenses as a percentage of the O&M portfolio (based on gross book value) to measure and evaluate the overhead costs associated with the O&M portfolio. We believe we can continue to grow NOI and strategic capital revenues organically and through accretive development and acquisition activity while further reducing G&A as a percentage of our investments in real estate. As shown in the graph above, the acquisition of Duke Realty Corporation and Duke Realty Limited Partnership (collectively "Duke" or the "Duke Transaction") on October 3, 2022 is an example of this. We increased our O&M portfolio significantly in the fourth quarter of 2022 as a result of the acquisition and had minimal increases to G&A expenses.

- **Staying "Ahead of What's Next™".** We are focused on creating value beyond real estate by enhancing our customers' experience, leveraging our scale in procurement and innovating through data analytics and digitization efforts. This includes investments in early and growth-stage companies that are focused on emerging technologies for the logistics sector. Through Prologis Essentials, we support our customers through service and product offerings, including innovative solutions to operations and energy and sustainability needs that can make our customers' decision process easier while progressing on their environmental goals.

Competition

Real estate ownership is highly fragmented, and we face competition from many owners and operators. Competitively priced logistics space could impact our occupancy rates and have an adverse effect on how much rent we can charge, which in turn could affect our operating results. We face competition regarding our capital deployment activities, including regional, national and global operators and developers. We also face competition from investment managers for institutional capital within our strategic capital business.

Despite the competition, our global reach and local market knowledge over the years have given us distinct competitive advantages, including the following:

- a portfolio of properties strategically located in markets characterized by large population densities, growing consumption and high barriers to entry, typically near large labor pools and extensive transportation infrastructure, including our Last Touch® facilities;

- the ability to leverage the organizational scale and structure of our 1.2 billion square foot O&M portfolio to provide a single point of contact for our multi-market customers to address their needs through our in-house global Customer Led Solutions Team;

- services and solutions offered through Prologis Essentials to assist our customers with their operations and energy and sustainability needs and at the same time enhancing the value of our real estate;

- a strategically located, global land bank and redevelopment sites that have the potential to support the development of $40.0 billion of TEI of new logistics space on an O&M basis, including build-to-suit development and redevelopment as industrial properties or other higher use assets;

- local teams with the expertise, experience and relationships to lease our properties and deploy capital advantageously, supported by our in-house government and community affairs and entitlement teams;

- development of logistics facilities with sustainable design features that meet customer needs for efficient, high-quality buildings while enabling them to make progress on their own sustainability objectives;

- relationships and successful track record with current and prospective investors in our strategic capital business that is comprised of 93% perpetual open-ended or long-term ventures and two publicly traded vehicles;

- a market intelligence team that allows us to track business conditions in real time, proactively pursue market opportunities and disruptions alike, and develop revenue-generating capabilities to strengthen our operational excellence;

- an investment in technology and talent to support our sustainability objectives, including expanding our efforts around renewable energy;

- Prologis Ventures, our corporate venture capital group, tracks the leading edge of innovation and technologies within real estate and the supply chain, creating important capabilities that connect Prologis with the C-suites of our customers; and

- a strong balance sheet and credit ratings, coupled with significant liquidity, borrowing capacity and long-term fixed debt with low rates.

Customers

At December 31, 2023, in our Real Estate Segment representing our consolidated properties, we had more than 4,000 customers occupying 634 million square feet of logistics operating properties (6,700 customers occupying 1.2 billion square feet for our O&M portfolio). Our broad customer base represents a spectrum of international, national, regional and local logistics users who operate in various industries, providing diverse goods to consumers throughout the globe.

The location of our global portfolio gives us the unique ability to provide our customers with the right real estate solutions for their supply chains that, in turn, allows them to meet end-consumer delivery expectations. We have invested in properties located within infill and urban areas in our largest global markets with same day access (defined as Last Touch®) and next day access (defined as city distribution), to the consumer population. We have also invested in facilities located at key transportation hubs on the edge of these major infill and urban areas and gateway distribution facilities that incorporate access to major sea and intermodal ports.

Below are the primary categories of goods in our consolidated real estate properties at December 31, 2023:


Primary Categories of Goods in Our Buildings as a % of NER(1)
Basic Daily Needs – 33%
Consumer Goods
Food and Beverage
Apparel
Paper and Packaging
Structural Trends – 30%
Transportation
General Retailer
Healthcare
Data
Cyclical Spending – 26%
Construction
Auto
Appliances
Home Goods
Production
Consumption
Raw materials suppliers
International manufacturing/ Order consolidation
Retail centers
3 City distribution
1 Gateway distribution
2 Multi-market distribution
4 Last Touch®
Customer
Raw materials suppliers
Domestic manufacturing/ Order consolidation
Return center

(1) Primary categories do not sum to 100% as the difference is attributable to customers that do not clearly fall into a single category. Additionally, primary categories are listed in order of the largest percentage of NER for each category type.

The following table details our top 25 customers for our consolidated and O&M real estate properties at December 31, 2023 (square feet in millions):

Top Customers	Consolidated - Real Estate Segment		Top Customers	Owned and Managed	
	% of NER	Total Occupied Square Feet		% of NER	Total Occupied Square Feet
1. Amazon	6.4	34	1. Amazon	5.0	43
2. Home Depot	2.2	15	2. Home Depot	1.5	17
3. FedEx	1.9	8	3. FedEx	1.4	11
4. UPS	1.0	6	4. Geodis	1.3	17
5. Geodis	0.9	6	5. DHL	1.2	13
6. Wal-Mart	0.8	6	6. CEVA Logistics	0.9	13
7. DHL	0.8	4	7. Maersk	0.8	7
8. Wayfair	0.6	6	8. UPS	0.8	9
9. DSV Panalpina	0.6	2	9. GXO	0.8	10
10. NFI Industries	0.6	3	10. DSV Panalpina	0.8	8
Top 10 Customers	**15.8**	**90**	**Top 10 Customers**	**14.5**	**148**
11. Pepsi	0.6	3	11. Kuehne + Nagel	0.6	7
12. Maersk	0.5	3	12. Wal-Mart	0.6	7
13. GXO	0.5	4	13. ZOZO	0.4	5
14. U.S. Government	0.5	2	14. DB Schenker	0.4	6
15. Ryder	0.5	2	15. U.S. Government	0.4	3
16. Berkshire Hathaway	0.5	3	16. Wayfair	0.4	6
17. Lululemon	0.4	2	17. Pepsi	0.4	3
18. Samsung	0.4	3	18. Nippon Express	0.4	4
19. OnTrac	0.4	1	19. Cainiao (Alibaba)	0.4	5
20. Kellogg	0.4	3	20. NFI Industries	0.4	3
21. Tesla	0.4	1	21. Samsung	0.4	5
22. CEVA Logistics	0.4	3	22. Ryder	0.3	3
23. Uline	0.4	2	23. Tesla	0.3	2
24. Kuehne + Nagel	0.4	2	24. Logisteed	0.3	4
25. Target	0.3	2	25. Mercado Libre	0.3	4
Top 25 Customers	**22.4**	**126**	**Top 25 Customers**	**20.5**	**215**

In our Strategic Capital Segment, we view our partners and investors as our customers. At December 31, 2023, we had 154 investors in our private equity ventures, several of which invest in multiple ventures.

Our People

Our people are the foundation of our business. They implement our strategy and create value for our customers and shareholders. We seek to recruit and retain talented employees with varied experiences and viewpoints. The intent is to create an inclusive and diverse culture where each employee can do their best work and drive our collective success.

We are committed to our diversity, equity, inclusion and belonging ("DEIB") hiring practices. We update our employees on our DEIB strategy and invite their ideas and input. In 2023, we set a goal to achieve two DEIB certifications by 2025: (i) Management Leadership for Tomorrow's "Black Equity at Work;" and (ii) Management Leadership for Tomorrow's "Hispanic Equity at Work." Our CEO is also a signatory to the CEO Action for Diversity and Inclusion. We conduct annual pay equity analyses that cover women and people of color and aim to address differences in compensation not explained by relevant job factors accordingly.

The following charts display diversity by levels of seniority of our workforce at December 31, 2023:



(1)   Managers include employees with manager, director or vice president titles. Senior leaders include employees with senior vice president or higher titles.

We focus on learning and development at every level of the organization. We align employees' goals with our overall strategic direction to create a clear link between individual efforts and the long-term success of the company. We communicate at all levels of the organization throughout the year about company goals and strategic initiatives to ensure awareness and alignment. We then provide continual feedback to all employees on their performance towards those goals as well as budget for external learning and stretch opportunities to support their growth. Providing our employees learning and development through training, educational opportunities and mentorship is critical to our ability to continue to innovate. In 2023, more than 1,600 employees completed more than 13,600 hours of company-provided or company-sponsored learning and development training.

We provide opportunities for our employees to share their insights and perspectives on our company and their work experience. Our most recent employee engagement survey, completed in September 2023, with a participation rate of 92%, indicated that 88% of Prologis employees are engaged based on their positive response to the questions that comprise our engagement driver index.

We strive to cultivate a healthy and safe working environment for our employees. We provide workplace flexibility with accountability as determined by role. For those employees who work on-site, we have protocols in place to help ensure a safe working environment. We continue to attract and retain talent in the industry through competitive compensation, a robust benefit package, pathways to career advancement, talent recognition and individual development planning.

The following table summarizes our total number of employees at December 31, 2023:

Geographies	
U.S. [1]	1,538
Other Americas	173
Europe	605
Asia	258
Total	**2,574**

(1)   This includes employees who were based in the U.S. but also support other geographies.

Prologis employees are not organized under collective bargaining agreements, other than in Brazil, France and Spain, and there is a works council in France.

CODE OF ETHICS AND BUSINESS CONDUCT

We maintain a Code of Ethics and Business Conduct applicable to our board of directors (the "Board") and all of our officers and employees, including the principal executive officer, the principal financial officer and the principal accounting officer, and other people performing similar functions. A copy of our Code of Ethics and Business Conduct is available on our website, www.prologis.com. In addition to being accessible through our website, copies of our Code of Ethics and Business Conduct can be obtained, free of charge, upon written request to Investor Relations, Pier 1, Bay 1, San Francisco, California 94111. Any amendments to or waivers of our Code of Ethics and Business Conduct that apply to the principal executive officer, the principal financial officer, the principal accounting officer, or other people performing similar functions, and that relate to any matter enumerated in Item 406(b) of Regulation S-K, will be disclosed on our website.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG")

Our integrated approach to ESG is an important aspect of our business strategy and strengthens our relationships with our customers, investors, employees and the communities in which we do business. As we look toward the future, we have set sustainability goals and objectives that demonstrate our ambition, create accountability and drive alignment with our business strategy. These goals include the utilization of renewable energy sources, along with sustainable development and redevelopment, that create energy savings and reduce our environmental footprint. We have also set goals and objectives to support the communities in which we do business and employ strong governance practices.

Environmental

We develop modern and efficient buildings with state-of-the-art technology to stay ahead of our customers' needs, advance structural, transportation and energy requirements, and make progress on our own sustainability goals and objectives. This includes new development and redevelopment of buildings that align with leading sustainable building standards and the implementation of solutions and services such as onsite solar generation, energy storage, heat pumps, cool roofs, LED lighting, EV charging stations and other mobility solutions, recycling and xeriscaping. We regularly talk with customers on how Prologis can work with them to enhance the sustainability of their operations. We believe these services and solutions can deliver operational efficiencies, reduce energy and water consumption and decrease greenhouse gas emissions within our customers' operations and across our own portfolio.

For the 2023 year, we committed to: (i) installing 100% LED lighting within our logistics facilities across our O&M operating properties by 2025; (ii) installing 1 gigawatt of solar generation capacity, supported by storage, by 2025; and (iii) obtaining sustainable building certifications for 100% of our eligible new developments and redevelopments. We believe our Prologis Essentials LED and SolarSmart solutions, which provide our customers with energy solutions and savings through efficient lighting and solar panels on our rooftops, help reduce the environmental footprint of our customers and accelerate our progress in these areas. At December 31, 2023, we had installed LED lighting across 74% of our logistics facilities (based on square feet) within our O&M operating properties. This metric excludes the real estate portfolio we acquired with 70 operating properties in the U.S. on June 29, 2023. At December 31, 2023, 506 megawatts of solar generation capacity, supported by storage, were installed within our O&M portfolio, marking the halfway point to our 2025 goal. Excluded from these megawatts were approximately 20 megawatts related to properties that have been disposed of after the time of installation or assets that have been decommissioned. Beginning on January 1, 2024, we modified our LED lighting goal to prioritize installing LED lighting within 100% of our eligible new developments and redevelopments and across 80% of our O&M operating properties by 2025.

To fund our sustainable development activities, we have utilized the proceeds from certain senior notes issuances to finance green projects eligible under our green bond framework. For development properties in our O&M portfolio that were approved by our Investment Committee after June 2021 and that reached stabilization during 2023, we certified 39% of our eligible developments and redevelopments with sustainable building certifications and 57% were scheduled for sustainable building certification, totaling 96% of eligible development and redevelopment.

Social

We are committed to social responsibility and strengthening relationships important to our business through customer partnerships, investor outreach, community involvement, supplier engagement, labor solutions, and DEIB initiatives, as discussed above. We work in partnership with local leaders, institutions and organizations to create jobs and job training programs, expand opportunities for students with diverse backgrounds to study real estate, promote health and safety and enhance recreational and transit infrastructure. We believe these efforts help create a more stable and predictable business environment for Prologis and our customers, drive economic development and support social wellness and well-being in the communities we serve.

For our customers, where recruitment and retention of logistics talent is a key challenge, we are helping build a talent pipeline through our Community Workforce Initiative ("CWI"), founded in 2018. The CWI is a talent development program that advances the skills and capabilities of logistics talent, with an emphasis on revitalizing career pathways and creating economic opportunities in the communities where we operate. In 2018, we set a goal to train 25,000 individuals by 2025 by partnering with leading public sector organizations and leveraging digital learning technologies to develop innovative training solutions. At December 31, 2023, under the program, we trained approximately 29,700 individuals towards this goal, resulting in us completing our goal two years early.

Beginning in 2019, we committed to spending 75,000 hours supporting our local communities by 2025. To achieve this goal, we enable our employees to spend 40 working hours a year to volunteer, including at our company-sponsored day of service, where employees around the globe volunteer on projects to help in their local communities. At December 31, 2023, we have contributed in excess of 54,500 hours towards our goal. In addition, we encourage our employees to support our local communities outside of working hours with our Dollars for Doers and other matching gifts programs, through which Prologis donates to eligible charities and non-profit organizations based on employees' personal volunteer hours or dollar donations.

Governance

We strive to promote a culture of uncompromising integrity, including through our governance practices and corporate oversight. Our Board independence and diversity, open communication with our stockholders and a risk management framework that supports our investment and process decisions all serve to mitigate risk and preserve value for our company.

Over the past nine years we have onboarded six new directors with a breadth of experience, increasing the ethnic, gender and geographical diversity of the Board. The charters of our Board Governance and Nomination Committee and Talent and Compensation Committee provide that such committees have specific oversight over ESG matters and DEIB matters, respectively. Effective January

1, 2024, we added our Chief Energy and Sustainability Officer to our management Executive Committee to support alignment between our real estate business and energy and sustainability strategy.

The strength of our balance sheet and credit ratings, dedication to proactive risk mitigation and engagement with our employees through ethics and anti-corruption training protects the financial, operational and reputational resilience of our company. Our global risk management team works with our Board to complete regular enterprise-wide risk assessments to ensure proper oversight over real estate, financial and emerging risks across our global organization. We are committed to ensuring that 100% of our employees complete ethics training each year and continued to achieve this commitment in 2023. Along with this commitment, our employees completed more than 1,800 hours of information technology security, compliance and other ethics training in 2023. Our approach is reinforced by our Code of Ethics and Business Conduct, as described above.

ENVIRONMENTAL MATTERS

We are exposed to various environmental risks that may result in unanticipated losses and affect our operating results and financial condition. Either the previous owners or we have conducted environmental reviews on a majority of the properties we have acquired, including land. While some of these assessments have led to further investigation and sampling, none of the environmental assessments have revealed an environmental liability that we believe would have a material adverse effect beyond amounts recorded at December 31, 2023. See further discussion in Item 1A. Risk Factors and Note 16 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

GOVERNMENTAL MATTERS

We are exposed to various regulatory requirements, taxes, tariffs, trade wars and laws within the countries in which we operate and unexpected changes in these items may result in unanticipated losses, adverse tax consequences and affect our operating results and financial condition. In addition, we may be impacted by the ability of our non-U.S. subsidiaries to distribute or otherwise transfer cash among our subsidiaries due to currency exchange control regulations and transfer pricing regulations. The impact of regional or country-specific economic instability, including government shutdowns or other internal trade alliances or agreements could also have a material adverse effect on our business, financial condition or results of operations. See further discussion in Item 1A. Risk Factors.

INSURANCE COVERAGE

We carry insurance coverage on our properties. We determine the type of coverage and the policy specifications and limits based on what we deem to be the risks associated with our ownership of properties and our business operations in specific markets. Such coverage typically includes property damage and rental loss insurance resulting from such perils as fire, windstorm, flood, earthquake and terrorism; commercial general liability insurance; and environmental insurance. Insurance is maintained through a combination of commercial insurance, self-insurance and a wholly-owned captive insurance entity. The business of our wholly-owned captive insurance entity is ancillary to the owning and operating of our real estate. The costs to insure our properties are primarily covered through expense reimbursements from our customers. We believe our insurance coverage contains policy specifications and insured limits that are customary for similar properties, business activities and markets and we believe our properties are adequately insured. See further discussion in Item 1A. Risk Factors.

ITEM 1A. Risk Factors

Our operations and structure involve various risks that could adversely affect our business and financial condition, including but not limited to, our financial position, results of operations, cash flow, ability to make distributions and payments to security holders and the market value of our securities. These risks relate to Prologis as well as our investments in consolidated and unconsolidated entities and include among others, (i) risks related to our global operations (ii) risks related to our business; (iii) risks related to financing and capital; and (iv) risks related to income taxes.

Risks Related to our Global Operations

As a global company, we are subject to social, geopolitical and economic risks of doing business in many countries and our results of operations and financial condition may be materially and adversely affected.

We conduct a significant portion of our business and employ a substantial number of people outside of the U.S. During 2023, we generated approximately $632 million or 7.9% of our consolidated revenues from operations outside the U.S. Circumstances and developments related to international operations that could negatively affect us include, but are not limited to, the following factors:

- difficulties and costs of staffing and managing international operations in certain geographies, including differing employment practices and labor issues;

- local businesses and cultural factors that differ from our domestic standards and practices;

- volatility in currencies and currency restrictions, which may prevent the availability of capital or the transfer of profits to the U.S.;

- challenges in establishing effective controls and procedures to regulate operations in different geographies and to monitor compliance with applicable regulations, such as the Foreign Corrupt Practices Act, the United Kingdom ("U.K.") Bribery Act and other similar laws;

- changes in regulatory and environmental requirements, taxes, tariffs, trade wars and laws within the countries in which we operate;

- the responsibility of complying with multiple and potentially conflicting laws, e.g., with respect to corrupt practices, human rights, employment and licensing;

- changes in general economic conditions from inflation, elevated interest rates, regional or country-specific business cycles, supply chain disruptions, economic downturns or recessions and economic instability, including government shutdowns and withdrawals from the European Union or other international trade alliances or agreements;

- political instability, uncertainty over property rights, territorial disputes, military conflict, war or expansion of hostilities, civil unrest, drug trafficking, political activism or the continuation or escalation of terrorist or gang activities;

- public health crises, such as outbreaks of global pandemics or contagious diseases;

- foreign ownership restrictions in operations with the respective countries; and

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

In addition, we may be impacted by the ability of our non-U.S. subsidiaries to dividend or otherwise transfer cash among our subsidiaries due to currency exchange control regulations, transfer pricing regulations and potentially adverse tax consequences, among other factors.

We cannot predict the extent to which these social, geopolitical and economic risks may impact our business and operating results and that of our co-investment ventures, but their impact may include the following:

- existing customers and potential customers of our logistics facilities may be adversely affected by the decrease in economic activity, changes in regulation or disruptions in the supply chain, which in turn could disrupt their business and their ability to enter into new leasing transactions or satisfy rental payments;

- government, labor or other restrictions may prevent us from completing the development or leasing of properties currently under development or making our properties ready for our customers to move in;

- our ability to recover our investments in real estate assets may be impacted by current market conditions;

- increases in material costs as a result of labor shortages and supply chain disruptions may make the development of properties more costly than we originally budgeted or impact transportation routes of our suppliers or our customers; and

- our workforce, including our executives, may become ill or have difficulty working remotely, caring for our properties and/or customers creating inefficiencies, delays or disruptions in our business.

Any prolonged economic downturn, disruption in the financial markets or public health crises may also impact our ability to access capital markets to issue debt or equity securities and to complete real estate transactions at attractive pricing or at all.

These items may materially and adversely affect our financial condition, results of operations, cash flows and real estate values.

Compliance or failure to comply with regulatory requirements could result in substantial costs.

We are required to comply with many regulations in different countries, including (but not limited to) the Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws and regulations. Our properties are also subject to various federal, state and local regulatory requirements, such as the Americans with Disabilities Act and state and local fire, life-safety, energy and greenhouse gas emissions requirements. Noncompliance could result in the imposition of governmental fines or the award of damages to private litigants. While we believe that we are currently in material compliance with these regulatory requirements, the requirements may change or new requirements may be imposed that could require significant unanticipated expenditures by us.

Disruptions in the global capital and credit markets may adversely affect our operating results and financial condition.

To the extent there is turmoil in the global financial markets, this turmoil has the potential to adversely affect (i) the value of our properties; (ii) the availability or the terms of financing that we have or may anticipate utilizing; (iii) our ability to make principal and interest payments on, or refinance any outstanding debt when due; and (iv) the ability of our customers to enter into new leasing transactions or satisfy rental payments under existing leases. Disruptions in the capital and credit markets may also adversely affect the market price of our securities and our ability to make distributions and payments to our security holders.

The depreciation in the value of the foreign currency in countries where we have a significant investment may adversely affect our results of operations and financial position.

We hold significant real estate investments in international markets where the U.S. dollar is not the functional currency. At December 31, 2023, approximately $10.6 billion or 11.4% of our total consolidated assets were invested in a currency other than the U.S. dollar, principally the British pound sterling, Canadian dollar, euro, and Japanese yen. For the year ended December 31, 2023, $303.7 million or 5.1% of our total consolidated segment NOI was denominated in a currency other than the U.S. dollar. See Note 17 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for more information on these amounts. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. While we endeavor to manage this risk through our hedging and financing activities, a significant change in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our business and, specifically, our U.S. dollar reported financial position and results of operations.

Our hedging of foreign currency and interest rate risk may not effectively limit our exposure to these risks.

We attempt to mitigate our risk by borrowing in the currencies in which we have significant investments thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. We enter into other foreign currency contracts, such as forwards, to reduce fluctuations in foreign currency cash flow associated with the translation of future earnings of our international subsidiaries. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates there can be no assurance that those attempts will be successful. In addition, we occasionally use interest rate contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. Hedging arrangements involve risks, such as the risk of fluctuation in the relative value of the foreign currency or interest rates and the risk that counterparties may fail to honor their obligations under these arrangements. The funds required to settle such arrangements could be significant depending on the stability and movement of the hedged foreign currency or the size of the underlying financing and the applicable interest rates at the time of the breakage. The failure to hedge effectively against foreign exchange changes or interest rate changes may adversely affect our business.

Risks Related to our Business

General economic conditions and other events or occurrences that affect areas in which our properties are geographically concentrated, may impact financial results.

We are exposed to the economic conditions and other events and occurrences in the local, regional, national and international geographies in which we own properties. Our operating performance is further impacted by the economic conditions of the specific markets in which we have concentrations of properties.

At December 31, 2023, 30.0% of our consolidated operating properties or $22.7 billion (based on consolidated gross book value, or investment before depreciation) were located in California (Central Valley, San Francisco Bay Area and Southern California markets), which represented 23.2% of the aggregate square footage of our operating properties and 31.7% of our consolidated operating property NOI. Our revenues from, and the value of, our properties located in California may be affected by local real estate conditions (such as an oversupply of or reduced demand for logistics properties) and the local economic climate. Business layoffs, downsizing, industry slowdowns, changing demographics and other factors may adversely impact California's economic climate. Because of the investment we have located in California, a downturn in California's economy or real estate conditions, including state income tax and property tax laws, could adversely affect our business.

In addition to California, we also have significant holdings (defined as more than 3% of total consolidated investment before depreciation) in operating properties in certain markets located in Atlanta, Chicago, Dallas/Fort Worth, Houston, Lehigh Valley, New Jersey/New York City, Seattle and South Florida. Of these markets, no single market contributed more than 10% of our total consolidated investment before depreciation in operating properties, with the exception of New Jersey/New York City at 10.6%. Our operating performance could be adversely affected if conditions become less favorable in any of the markets in which we have a concentration of properties. Conditions such as an oversupply of logistics space or a reduction in demand for logistics space, among other factors, may impact operating conditions. Any material oversupply of logistics space or material reduction in demand for logistics space could adversely affect our overall business.

Our O&M portfolio, which includes our consolidated properties and properties owned by our unconsolidated co-investment ventures, has concentrations of properties in the same markets mentioned above, as well as in markets in Japan and the U.K., and are subject to the economic conditions in those markets.

Real estate investments are not as liquid as certain other types of assets, which may reduce economic returns to investors.

Real estate investments are not as liquid as certain other types of investments and this lack of liquidity may limit our ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate investments, such as secured mortgage debt payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. As a REIT, under the IRC, we are only able to hold property for sale in the ordinary course of business through taxable REIT subsidiaries in order to not incur punitive taxation on any tax gain from the sale of such property. We may dispose of certain properties that have been held for investment to generate liquidity. If we do not satisfy certain safe harbors or we believe there is too much risk of incurring the punitive tax on any tax gain from the sale, we may not pursue such sales.

We may decide to sell or contribute properties to certain of our co-investment ventures or sell properties to third parties to generate proceeds to fund our capital deployment activities. Our ability to sell or contribute properties on advantageous terms is affected by: (i) competition from other owners of properties that are trying to dispose of their properties; (ii) economic and market conditions, including the capitalization rates applicable to our properties; and (iii) other factors beyond our control. If our competitors sell assets similar to assets we intend to divest in the same markets or at valuations below our valuations for comparable assets, we may be unable to divest our assets at favorable pricing or at all. The co-investment ventures or third parties who might acquire our properties may need to have access to debt and equity capital, in the private and public markets, in order to acquire properties from us. Should they have limited or no access to capital on favorable terms, then dispositions and contributions could be delayed.

If we do not have sufficient cash available to us through our operations, sales or contributions of properties or available credit facilities to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, divesting properties at less than optimal terms, incurring debt, entering into leases with new customers at lower rental rates or less than optimal terms or entering into lease renewals with our existing customers without an increase in rental rates. There can be no assurance, however, that such alternative ways to increase our liquidity will be available to us. Additionally, taking such measures to increase our liquidity may adversely affect our business, and in particular, our distributable cash flow and debt covenants.

Our investments are concentrated in the logistics sector and our business would be adversely affected by an economic downturn in that sector.

Our investments in real estate assets are concentrated in the logistics sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities were more diversified.

Investments in real estate properties are subject to risks that could adversely affect our business.

Investments in real estate properties are subject to varying degrees of risk. While we seek to minimize these risks through geographic diversification of our portfolio, market research and our asset management capabilities, these risks cannot be eliminated. Factors that may affect real estate values and cash flows include:

- local conditions, such as oversupply or a reduction in demand;

- technological changes, such as reconfiguration of supply chains, autonomous vehicles, robotics, 3D printing or other technologies;

- the attractiveness of our properties to potential customers and competition from other available properties;

- increasing costs of maintaining, insuring, renovating and making improvements to our properties;

- our ability to reposition our properties due to changes in the business and logistics needs of our customers;

- our ability to lease the properties at favorable rates and control variable operating costs; and

- governmental and environmental regulations and the associated potential liability under, and changes in, environmental, zoning, usage, tax, tariffs and other laws.

These factors may affect our ability to recover our investment in the properties and result in impairment charges.

Our customers may be unable to meet their lease obligations, we may be unable to lease vacant space or renew leases or re-lease space on favorable terms as leases expire.

Our operating results and distributable cash flow would be adversely affected if a significant number of our customers were unable to meet their lease obligations. At December 31, 2023, our top 10 customers accounted for 15.8% of our consolidated NER and 14.5% of our O&M NER. In the event of default by a significant number of customers, we may experience delays and incur substantial costs in enforcing our rights as landlord, and we may be unable to re-lease spaces. A customer may experience a downturn in its business, which may cause the loss of the customer or may weaken its financial condition, resulting in the customer's failure to make rental payments when due or requiring a restructuring that might reduce cash flow from the lease. In addition, a customer may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of such customer's lease and thereby cause a reduction in our available cash flow.

We are also subject to the risk that, upon the expiration of leases they may not be renewed by existing customers, the space may not be re-leased to new customers or the terms of renewal or re-leasing (including the cost of required renovations or concessions to customers) may be less favorable to us than current lease terms. Our competitors may offer space at rental rates below current market rates or below the rental rates we currently charge our customers and we may be pressured to reduce our rental rates below those we currently charge to retain customers when leases expire or we may lose potential customers. Additionally, rising inflation or costs could negatively impact our net operating income on existing leases with contractual guaranteed base rent and fixed charges, inclusive of certain rental expenses.

We may acquire properties and companies that involve risks that could adversely affect our business and financial condition.

We have acquired properties and will continue to acquire properties through the direct acquisition of real estate, the acquisition of entities that own real estate or through additional investments in co-investment ventures that acquire properties. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated and that any actual costs for rehabilitation, repositioning, renovation and improvements identified in the pre-acquisition due diligence process will exceed estimates. When we acquire properties, we may face risks associated with entering a new market such as a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. Additionally, there is, and it is expected there will continue to be, significant competition for properties that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities. The acquired properties or entities may be subject to liabilities, including tax liabilities, which may be without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based on our new ownership of any of these entities or properties, then we may have to pay substantial sums to settle it.

We may be unable to integrate the operations of newly acquired companies and realize the anticipated synergies and other benefits or do so within the anticipated timeframe. Potential difficulties we may encounter in the integration process include: (i) the inability to dispose of non-industrial assets or operations that are outside of our area of expertise; (ii) potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with these transactions; and (iii) performance shortfalls as a result of the diversion of management's attention caused by completing these transactions and integrating the companies' operations.

Our real estate development and redevelopment strategies may not be successful.

Our real estate development and redevelopment strategy is focused on monetizing land and redevelopment sites in the future through development of logistics facilities to hold for long-term investment and for contribution or sale to a co-investment venture or third party, depending on market conditions, our liquidity needs and other factors. We may increase our investment in the development, renovation and redevelopment business and we expect to complete the build-out and leasing of our current development portfolio. We may also develop, renovate and redevelop properties within existing or newly formed co-investment ventures. The real estate development, renovation and redevelopment business includes the following significant risks:

- we may not be able to obtain financing for development projects on favorable terms or at all;

- we may explore development opportunities that may be abandoned and the related investment impaired;

- we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

- we may incur higher construction costs, due primarily to this inflationary environment, or additional costs related to regulation that exceed our estimates and projects may not be completed, delivered or stabilized as planned due to defects or other issues;

- we may not be able to attract third-party investment in new development co-investment ventures or sufficient customer demand for our product;

- we may have properties that perform below anticipated levels, producing cash flows below budgeted amounts;

- we may seek to sell certain land parcels and not be able to find a third party to acquire such land or the sales price will not allow us to recover our investment, resulting in impairment charges;

- we may not be able to lease properties we develop on favorable terms or at all;

- we may not be able to capture the anticipated enhanced value created by our value-added properties on expected timetables or at all;

- we may experience delays (temporary or permanent) if there is public or government opposition to our activities; and

- we may have substantial renovation, new development and redevelopment activities, regardless of their ultimate success, that require a significant amount of management's time and attention, diverting their attention from our day-to-day operations.

We are subject to risks and liabilities in connection with forming and attracting third-party investment in co-investment ventures, investing in new or existing co-investment ventures, and managing properties through co-investment ventures.

At December 31, 2023, we had investments in co-investment ventures, both public and private, that owned real estate with a gross book value of approximately $62.9 billion. Our organizational documents do not limit the amount of available funds that we may invest in these ventures, and we may and currently intend to develop and acquire properties through co-investment ventures and investments in other entities when warranted by the circumstances. However, there can be no assurance that we will be able to form new co-investment ventures, or attract third-party investment or that additional investments in new or existing ventures to develop or acquire properties will be successful. Further, there can be no assurance that we are able to realize value from our existing or future investments. The same factors that impact the valuation of our consolidated portfolio, as discussed above, also impact the portfolios held by the co-investment ventures and could result in other than temporary impairment of our investment and a reduction in fee revenues.

Our co-investment ventures involve certain additional risks that we do not otherwise face, including:

- our partners may share certain approval rights over major decisions made on behalf of the ventures;

- our partners may seek to redeem their investment, and may do so simultaneously, causing the venture to seek capital to satisfy these requests on less than optimal terms;

- if our partners fail to fund their share of any required capital contributions, then we may choose to contribute such capital;

- our partners might have economic or other business interests or goals that are inconsistent with our business interests or goals that would affect our ability to operate the venture;

- the venture or other governing agreements often restrict the transfer of an interest in the co-investment venture or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;

- our relationships with our partners are generally contractual in nature and may be terminated or dissolved under the terms of the agreements, and in such event, we may not continue to invest in or manage the assets underlying such relationships resulting in a decrease in our assets under management and a reduction in fee revenues. This may also require us to acquire the properties in order to maintain an investment in the portfolio; and

- disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable co-investment venture to additional risk.

We generally seek to maintain sufficient influence over our co-investment ventures to permit us to achieve our business objectives; however, we may not be able to continue to do so indefinitely. We have formed publicly traded investment vehicles, such as NPR and FIBRA Prologis, for which we serve as sponsor or manager. These entities bear their own risks related to trading markets, foreign currency exchange rates and market demand. We have contributed, and may continue to contribute, assets into such vehicles. There is a risk that our managerial relationship may be terminated.

We have also made investments in early and growth-stage companies that are focused on emerging technology. These companies may not be successful at raising additional capital or generating cash flows to sustain operations, which could result in the impairment of our investment. In addition, through Prologis Essentials we are investing in the development of new business lines that are complementary to our core business. These business lines may not be successful and may include risks that are different than investing in our core real estate business.

We are exposed to various environmental risks, which may result in unanticipated losses that could affect our business and financial condition.

Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances. The costs of removal or remediation of such substances could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination.

Environmental laws in some countries, including the U.S., also require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties are known to contain asbestos-containing building materials.

In addition, some of our properties are leased or have been leased, in part, to owners and operators of businesses that use, store or otherwise handle petroleum products or other hazardous or toxic substances, creating a potential for the release of such hazardous or toxic substances. Furthermore, certain of our properties are on, adjacent to or near other properties that have contained or currently contain petroleum products or other hazardous or toxic substances, or upon which others have engaged, are engaged or may engage in activities that may release such hazardous or toxic substances. From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions for which we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In connection with certain divested properties, we have agreed to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

We are exposed to the impacts of climate change and could be required to comply with new or stricter regulations, which may result in unanticipated losses that could affect our business and financial condition.

We are also exposed to physical risks from changes in climate. Our logistics facilities and the global supply chain are and may continue to be exposed to catastrophic weather events, such as severe storms, fires or floods. If the frequency of extreme weather events increases, our exposure to these events could increase. We may also be adversely impacted by transition risks, such as potential impacts to the supply chain as a real estate developer or changes in laws and regulations, such as stricter energy efficiency standards or greenhouse gas regulations for the commercial building sectors. We cannot give any assurance that other such conditions do not exist or may not arise in the future. The impacts of climate change on our real estate properties could adversely affect our ability to lease, develop or sell such properties or to borrow using such properties as collateral.

Our business and operations could suffer in the event of system failures or cybersecurity attacks.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal and hosted information technology systems, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cybersecurity attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may incur additional costs to remedy damages caused by such disruptions. Third-party security events at vendors, sub-processors, and service providers could also impact our data and operations via unauthorized access to information or disruption of services which may ultimately result in losses. Despite training, detection systems and response procedures, an increase in email attacks (phishing and business email compromise) may create disruption to our business, financial and reputational risk.

Although security incidents have had an insignificant financial impact on our operating results, the growing frequency of attempts may lead to increased costs to protect the company and respond to any events, including additional personnel, consultants and protection technologies. Any compromise of our security could result in a violation of applicable privacy and other laws, unauthorized access to information of ours and others, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our security measures, which could harm our business. Additionally, remediation costs for security events may not be covered by our insurance.

Our insurance coverage does not cover all potential losses.

We and our unconsolidated co-investment ventures carry insurance coverage including property damage and rental loss insurance resulting from certain perils such as fire and additional perils as covered under an extended coverage policy, namely windstorm, flood, earthquake and terrorism; commercial general liability insurance; and environmental insurance, as appropriate for the markets where each of our properties and business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. We believe our properties and the properties of our co-investment ventures are adequately insured. Certain losses, however, including losses from floods, earthquakes, acts of war, acts of terrorism or riots and pandemics, generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and future revenues in these properties and could potentially remain obligated under any recourse debt associated with the property.

Furthermore, we cannot be sure that the insurance companies will be able to continue to offer products with sufficient coverage at commercially reasonable rates. If we experience a loss that is uninsured or that exceeds insured limits with respect to one or more of our properties or if the insurance companies fail to meet their coverage commitments to us in the event of an insured loss, then we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties and, if there is recourse debt, then we would remain obligated for any mortgage debt or other financial obligations related to the properties. Any such losses or higher insurance costs could adversely affect our business.

A number of our investments, both wholly owned and owned through co-investment ventures, are located in areas that are known to be subject to earthquake activity. U.S. properties located in active seismic areas include properties in our markets in California and Washington. International properties located in active seismic areas include Japan and Mexico. We generally carry earthquake insurance on our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles, if we believe it is commercially reasonable. We evaluate our earthquake insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants and in some specific instances have elected to self-insure our earthquake exposure based on this analysis. We have elected not to carry earthquake insurance for our assets in Japan based on this analysis. See Item 2. Properties for more information on the markets above exposed to seismic activities.

Furthermore, a number of our properties are located in areas that are known to be subject to hurricane or flood risk. We carry hurricane and flood hazard insurance on all of our properties located in areas historically subject to such activity, subject to coverage limitations and deductibles, if we believe it is commercially reasonable. We evaluate our insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management continually reviews the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur in the future could result in misstatements or restatements of our financial statements or a decline in the price of our securities.

Risks associated with our dependence on key personnel.

We depend on the deep industry knowledge and the efforts of our executive officers and other key employees. From time to time, our personnel and their roles may change. While we believe that we are able to retain our key talent and find suitable employees to meet our needs, the loss of key personnel, any change in their roles or the limitation of their availability could adversely affect our business. If we are unable to continue to attract and retain our executive officers or other key employees, or if compensation costs required to attract and retain such personnel become more expensive, our performance and competitive position could be materially adversely affected.

Risks Related to Financing and Capital

In order to meet REIT distribution requirements we may need access to external sources of capital.

To qualify as a REIT, we are required each year to distribute at least 90% of our REIT taxable income (determined without regard to the dividends-paid deduction and by excluding any net capital gain) to our stockholders and we may be subject to tax to the extent our taxable income is not fully distributed. Historically, we have satisfied these distribution requirements by making cash distributions to our stockholders, however, we may elect to pay a portion of the distribution in shares of our stock. Assuming we continue to satisfy these distribution requirements with cash, we may not be able to fund all future capital needs, including acquisition and development activities, from cash retained from operations and may have to rely on third-party sources of capital. Furthermore, to maintain our REIT status and not have to pay federal income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. Our ability to access debt and equity capital on favorable terms or at all depends on a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our securities.

Covenants in our credit agreements could limit our flexibility and breaches of these covenants could adversely affect our financial condition.

The terms of our various credit agreements, including our credit facilities and term loans, the indentures under which certain of our senior notes are issued and other note agreements, require us to comply with a number of customary financial covenants, such as maintaining debt service coverage ratios, leverage ratios and fixed charge coverage ratios. These covenants may limit our flexibility to run our business, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness. If we default under the covenant provisions and are unable to cure the default, refinance the indebtedness or meet payment obligations, our business and financial condition generally and, in particular, the amount of our distributable cash flow could be adversely affected.

Adverse changes in our credit ratings could negatively affect our financing activity.

Our credit ratings at December 31, 2023 were A and A3 from Standard & Poor's and Moody's, respectively, each with a stable outlook. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

The credit ratings of our senior notes and preferred stock are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses of us. Our credit ratings can affect the amount of capital we can access, as well as the terms and pricing of any debt we may incur. There can be no assurance that we will be able to maintain our current credit ratings, and in the event our credit ratings are downgraded, we would likely incur higher borrowing costs and may encounter difficulty in obtaining additional financing. Also, a downgrade in our credit ratings may trigger additional payments or other negative consequences under our credit facilities and other debt instruments. Adverse changes in our credit ratings could negatively impact our business and, in particular, our refinancing and other capital market activities, our ability to manage debt maturities, our future growth and our development and acquisition activity.

We may be unable to refinance our debt or our cash flow may be insufficient to make required debt payments.

We are subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. There can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing would be on terms as favorable as the terms of the maturing indebtedness, or that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness. If we are unable to refinance our indebtedness at maturity or meet our payment obligations, our business and financial condition will be negatively impacted and, if the maturing debt is secured, the lender may foreclose on the property securing such indebtedness. Our credit facilities and certain other debt bears interest at variable rates. Increases in market interest rates would increase our interest expense under these agreements.

Our stockholders may experience dilution if we issue additional common stock or units in the OP.

Any additional future issuance of common stock or OP units will reduce the percentage of our common stock and units owned by investors. In most circumstances, stockholders and unitholders will not be entitled to vote on whether or not we issue additional common stock or units. In addition, depending on the terms and pricing of any additional offering of our common stock or OP units and the utilization of the proceeds, our stockholders and unitholders may experience dilution in both book value and fair value of their common stock or units.

Risks Related to Income Tax

The failure of Prologis, Inc. to qualify as a REIT would have serious adverse consequences.

Prologis, Inc. elected to be taxed as a REIT under Sections 856 through 860 of the IRC commencing with the taxable year ended December 31, 1997. We believe Prologis, Inc. has been organized and operated to qualify as a REIT under the IRC and believe that the current organization and method of operation comply with the rules and regulations promulgated under the IRC to enable Prologis, Inc. to continue to qualify as a REIT. However, it is possible that we are organized or have operated in a manner that would not allow Prologis, Inc. to qualify as a REIT, or that our future operations could cause Prologis, Inc. to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some annually and others on a quarterly basis) established under highly technical and complex sections of the IRC for which there are only limited judicial and administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control. For example, to qualify as a REIT, Prologis, Inc. must derive at least 95% of its gross income in any year from qualifying sources. In addition, Prologis, Inc. must pay dividends to its stockholders aggregating annually at least 90% of its taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and must satisfy specified asset tests on a quarterly basis. Historically, we have satisfied these distribution requirements by making cash distributions to our stockholders, but we may choose to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, our own stock. The provisions of the IRC and applicable Treasury regulations regarding qualification as a REIT are more complicated for Prologis, Inc. because we hold substantially all of our assets through the OP.

If Prologis, Inc. fails to qualify as a REIT in any taxable year, we will be required to pay federal income tax (including, for taxable years prior to 2018, any applicable alternative minimum tax) on taxable income at regular corporate rates. Unless we are entitled to relief under certain statutory provisions, Prologis, Inc. would be disqualified from treatment as a REIT for the four taxable years following the year in which it lost the qualification and would be subject to corporate tax on built-in gains that exist at the time of REIT re-election if recognized within the five-year period after re-election, and potentially 10 years for certain states. If Prologis, Inc. lost its REIT status, our net earnings would be significantly reduced for each of the years involved. In addition, we may need to borrow additional funds or liquidate some investments to pay any additional tax liability. Accordingly, funds available for investment, operations and distributions would be reduced.

Furthermore, we own a direct or indirect interest in certain subsidiary REITs that elected to be taxed as REITs under Sections 856 through 860 of the IRC. Provided that each subsidiary REIT qualifies as a REIT, our interest in such subsidiary REIT will be treated as a qualifying real estate asset for purposes of the REIT asset tests, and any dividend income or gains derived by us from such subsidiary

REIT will generally be treated as income that qualifies for purposes of the REIT 95% and 75% gross income tests. To qualify as a REIT, the subsidiary REIT must independently satisfy all of the REIT qualification requirements. If such subsidiary REIT were to fail to qualify as a REIT, and certain relief provisions did not apply, it would be treated as a regular taxable corporation and its income would be subject to U.S. federal income tax. In addition, a failure of the subsidiary REIT to qualify as a REIT would have an adverse effect on the ability of Prologis, Inc. to comply with the REIT income and asset tests, and thus its ability to qualify as a REIT.

In addition, we may acquire properties through the acquisition of REIT entities that own the real estate. If a gain in such assets is not otherwise recognized by the seller or target in such acquisitions, and such entities were to fail to satisfy the REIT requirements for any year, they would be disqualified from treatment as a REIT for the four taxable years following the year in which the REIT qualification was lost and the acquired assets would be subject to corporate tax on built-in gains that exist at the time of REIT re-election or, if earlier, at the time of Prologis' acquisition of the assets. A sale of such assets within the 5-year recognition period, and potentially 10 years for certain states, could result in corporate tax liabilities that could be significant.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on gain attributable to the transaction.

From time to time, we may transfer or otherwise dispose of some of our properties, including by contributing properties to our co-investment ventures. Under the IRC, any gain resulting from transfers of properties we hold as inventory or primarily for sale to customers in the ordinary course of business is treated as income from a prohibited transaction subject to a 100% penalty tax. We do not believe that our transfers or disposals of property or our contributions of properties into our co-investment ventures are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service ("IRS") may contend that certain transfers or dispositions of properties by us or contributions of properties into our co-investment ventures are prohibited transactions. While we believe that the IRS would not prevail in any such dispute, if the IRS were to argue successfully that a transfer, disposition or contribution of property constituted a prohibited transaction, we would be required to pay a 100% penalty tax on any gain allocable to us from the prohibited transaction. In addition, income from a prohibited transaction might adversely affect our ability to satisfy the income tests for qualification as a REIT.

Legislative or regulatory action could adversely affect us.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S., state, local and foreign income tax laws applicable to investments in real estate, REITs, similar entities and investments. Additional changes are likely to continue to occur in the future, both in and outside of the U.S. and may impact our taxation or that of our stockholders. Any increases in tax liability could be substantial and would reduce the amount of cash available for other purposes.

Complying with REIT requirements may limit our flexibility or cause us to forego otherwise attractive opportunities.

Our use of taxable REIT subsidiaries ("TRSs") enables us to engage in non-REIT qualifying business activities. Under the IRC, no more than 20% of the value of the assets of a REIT may be represented by securities of one or more TRSs and other non-qualifying assets. This limitation may hinder our ability to make certain attractive investments, including the purchase of non-qualifying assets, the expansion of non-real estate activities and investments in the businesses to be conducted by our TRSs, and to that extent limit our opportunities.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Due to our reliance on digital technology and electronic communications to run our business, cybersecurity threats and incidents pose an ongoing and escalating risk to our internal and third-party provided information systems and data, reputation and shareholder value, results of operations and financial condition. Our Chief Technology Officer, who reports directly to our Chief Executive Officer, holds over 25 years of experience in information technology, specifically infrastructure, information security and fraud, and identity solutions at large global companies, and our Vice President of Information Technology ("IT") Governance, who reports to our Chief Technology Officer, holds 20 years of experience in various information security roles. Together, our Chief Technology Officer and Vice President of IT Governance ("IT leadership") oversee and lead our information security program and our business strategy, financial planning and capital allocation around our cybersecurity risk management and governance practices. We also have an established Incident Response Team ("IRT") to respond to and manage cybersecurity events. This team includes our IT leadership as well as senior leadership from our accounting, legal, corporate communications and risk management departments with subject-matter expertise and established tenure at Prologis in their respective areas. The IRT is tasked with taking appropriate action to safeguard the integrity of our information systems, data and network resources, investigate whether a breach occurred, define disclosures, communicate effectively with key audiences, including the Board as necessary, mitigate cybersecurity incident risks and provide a resolution through our cybersecurity incident communication protocols. Additionally, on an annual basis the IRT is involved and engaged in security initiatives, including tabletop exercises facilitated both internally and externally, to stay relevant on current practices in the areas of cybersecurity.

The processes implemented by our IT leadership and IRT to oversee and identify cybersecurity risks are based on the Prologis Information Security Policy governed by the NIST Cybersecurity Framework. The framework focuses on five key categories of cybersecurity risk management and governance: (i) identify: develop an organizational understanding to manage cybersecurity risk to systems, people, assets, data and capabilities; (ii) protect: develop and implement appropriate safeguards to ensure delivery of critical services; (iii) detect: develop and implement appropriate activities to identify the occurrence of a cybersecurity event; (iv) respond: develop and implement appropriate activities to take actions regarding a detected cybersecurity incident; and (v) recover: develop and implement appropriate activities to maintain plans for resilience and to restore any capabilities or service that were impaired due to a cybersecurity incident. This framework is utilized within our organization as part of an integrated risk management program that involves participation from employees, to our Board and third-party service providers, with whom we have protocols in place to mitigate cybersecurity incident risks within our supply chain through the products and services we provide and use. Additionally, all employees and contractors are required to attend mandatory cybersecurity training on an annual basis.

Our IT leadership reports to the Board on an annual basis on cybersecurity matters and, as necessary, when incidents arise in accordance with our cybersecurity incident communication protocols. Our Board, specifically our Audit Committee, oversees cybersecurity risks and we believe contains the necessary expertise to perform those duties, including specific industry experience within information technology. Additionally, Prologis' cybersecurity risk management practices are reviewed and benchmarked against its peers through regular participation in a third-party security benchmarking survey. Our IT infrastructure is externally audited as part of our Sarbanes-Oxley audit process and our controls include information security standards. We also maintain standalone cybersecurity insurance and strive to adhere to local cybersecurity regulations in all the countries we do business. We believe that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected, and are not reasonably likely to materially affect Prologis, including its business strategy, results of operations or financial condition. Please refer to "*Our business and operations could suffer in the event of system failures or cybersecurity attacks*" under Item 1A. Risk Factors.

ITEM 2. Properties

GEOGRAPHIC DISTRIBUTION

We predominately invest in logistics facilities. Our properties are typically used for distribution, storage, packaging, assembly and light manufacturing of consumer products. The vast majority of our operating properties are used by our customers for retail and online fulfillment and business-to-business transactions.

The following tables provide details of our consolidated operating properties, investment in land and development portfolio and our O&M portfolio. The O&M portfolio includes the properties we consolidate and the properties owned by our unconsolidated co-investment ventures reflected at 100% of the amount included in the ventures' financial statements as calculated on a GAAP basis, not our proportionate share.

Included in the operating property information below for our consolidated operating properties are 542 buildings owned primarily by one co-investment venture that we consolidate but of which we own less than 100% of the equity. No individual property or market amounted to 10% or more of our consolidated total assets at December 31, 2023, or generated revenue equal to 10% or more of our consolidated total revenues for the year ended December 31, 2023, with the exception of the Southern California market. Dollars and square feet in the following tables are in millions:

Geographies	Consolidated Operating Properties			O&M	
	Rentable Square Footage	Gross Book Value	Encumbrances [1]	Rentable Square Footage	Gross Book Value
U.S.:					
Atlanta	46	$ 3,876	$ -	52	$ 4,358
Baltimore/Washington D.C.	14	2,143	-	18	2,549
Central PA	18	1,545	-	20	1,783
Central Valley	21	1,824	-	23	1,969
Chicago	56	5,193	-	72	6,747
Dallas/Ft. Worth	46	3,817	-	53	4,420
Houston	32	3,277	-	38	3,810
Lehigh Valley	31	4,065	-	35	4,431
New Jersey/New York City	45	7,982	5	54	9,408
San Francisco Bay Area	22	3,503	20	27	4,185
Seattle	17	2,748	-	25	3,634
South Florida	22	3,983	14	29	5,008
Southern California	103	17,260	9	122	19,613
Remaining Markets – U.S. (18 markets) [2]	136	11,795	66	166	14,132
Subtotal U.S.	**609**	**73,011**	**114**	**734**	**86,047**
Other Americas:					
Brazil	*	57	-	18	994
Canada	10	907	138	10	907
Mexico	1	48	-	48	3,328
Subtotal Other Americas	**11**	**1,012**	**138**	**76**	**5,229**
Europe:					
France	1	58	-	35	3,460
Germany	1	150	-	32	3,395
Netherlands	*	15	-	30	3,405
U.K.	2	293	-	32	7,770
Remaining Countries – Europe (8 countries) [2]	4	358	-	101	8,407
Subtotal Europe	**8**	**874**	**-**	**230**	**26,437**
Asia:					
China	-	-	-	49	3,158
Japan	2	164	-	48	7,255
Singapore	1	145	-	1	145
Subtotal Asia	**3**	**309**	**-**	**98**	**10,558**
Total operating portfolio [3]	**631**	**75,206**	**252**	**1,138**	**128,271**
Value-added properties [4]	3	418	-	4	640
Total operating properties	**634**	**$ 75,624**	**$ 252**	**1,142**	**$ 128,911**

Items notated by '*' indicate an amount less than one million that rounds to zero.

| Geographies | Consolidated – Investment in Land | | | Consolidated – Development Portfolio | |
	Acres	Estimated Build Out Potential (square feet) [5]	Current Investment	Rentable Square Footage Upon Completion	TEI [6]
U.S.:					
Atlanta	510	5	$ 67	1	$ 87
Baltimore/Washington D.C.	96	1	57	*	124
Central PA	-	-	-	-	-
Central Valley	805	14	196	1	63
Chicago	84	1	24	1	184
Dallas/Ft. Worth	386	6	130	2	320
Houston	443	6	149	-	-
Lehigh Valley	105	1	38	1	176
New Jersey/New York City	183	3	337	1	295
San Francisco Bay Area	70	1	111	2	500
Seattle	97	1	54	1	171
South Florida	100	1	96	1	231
Southern California	505	9	577	5	1,106
Remaining Markets – U.S. (18 markets)	2,178	31	653	7	2,026
Subtotal U.S.	**5,562**	**80**	**2,489**	**23**	**5,283**
Other Americas:					
Brazil	419	9	72	-	-
Canada	239	4	408	2	460
Mexico	748	13	238	3	231
Subtotal Other Americas	**1,406**	**26**	**718**	**5**	**691**
Europe:					
France	168	3	136	-	-
Germany	38	1	30	1	126
Netherlands	23	1	15	*	62
U.K.	284	5	228	2	495
Remaining Countries – Europe (8 countries)	674	13	124	4	406
Subtotal Europe	**1,187**	**23**	**533**	**7**	**1,089**
Asia:					
Japan	42	3	36	5	712
Subtotal Asia	**42**	**3**	**36**	**5**	**712**
Total land and development portfolio	**8,197**	**132**	**$ 3,776**	**40**	**$ 7,775**

Items notated by '*' indicate an amount less than one million that rounds to zero.

(1) Certain of our consolidated properties are pledged as security under secured mortgage debt and assessment bonds. For purposes of this table, the total principal balance of a debt issuance that is secured by a pool of properties is allocated among the properties in the pool based on each property's investment balance. In addition to the amounts reflected here, we also have $128 million of encumbrances related to two prestabilized properties and one land parcel included in the consolidated portfolio.

(2) No remaining market within the U.S. or country within Europe represented more than 2% of the total gross book value of the consolidated and O&M operating properties.

(3) Included in our consolidated operating properties are properties that we consider to be held for contribution and are presented within *Assets Held for Sale or Contribution* in the Consolidated Balance Sheets. We include these properties in our operating portfolio as they are expected to be contributed to our co-investment ventures and remain in our O&M operating portfolio. At December 31, 2023, we had investments in real estate properties that were expected to be contributed to our unconsolidated co-investment ventures totaling $308 million and aggregating 3 million square feet. See Note 6 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for further information on our *Assets Held for Sale or Contribution.*

(4) Value-added properties are properties we have either acquired at a discount and believe we could provide greater returns post-stabilization or properties we expect to repurpose to a higher and better use.

(5) Represents the estimated finished square feet available for lease upon completion of a building on existing parcels of land.

(6) TEI is based on current projections and is subject to change. As noted in the table below, our current investment in the development portfolio was $4.4 billion, leaving approximately $3.4 billion of additional required investment. At December 31, 2023, based on TEI, approximately 26% of the properties in the development portfolio were completed but not yet stabilized, 48%

of the properties were expected to be completed before December 31, 2024, and the remaining properties were expected to be completed before July 2026.

The following table summarizes our investment in consolidated real estate properties at December 31, 2023 (in millions):

	Investment Before Depreciation
Operating properties, excluding assets held for sale or contribution	$ 75,436
Development portfolio, including cost of land	4,367
Land	3,776
Other real estate investments [1]	5,088
Total consolidated real estate properties	**$ 88,667**

(1)   Included in other real estate investments were: (i) land parcels we own and lease to third parties; (ii) non-strategic real estate assets, primarily acquired from the Duke Transaction, that we do not intend to operate long term; (iii) non-industrial real estate assets that we intend to redevelop as industrial properties or other higher use assets; and (iv) energy assets. Energy assets include solar panels, battery storage and mobility solutions.

LEASE EXPIRATIONS

We generally lease our properties on a long-term basis (the average term for leases commenced, including new leases and renewals, in 2023 was 66 months). The following table summarizes the lease expirations of our consolidated operating portfolio for leases in place at December 31, 2023 (dollars and square feet in millions):

	Occupied Square Feet	NER		
		Dollars	% of Total	Dollars Per Square Foot
2024 [1]	62	$ 416	8.5%	$ 6.71
2025	80	551	11.3%	6.89
2026	92	670	13.7%	7.28
2027	95	749	15.3%	7.88
2028	81	734	15.0%	9.06
2029	58	511	10.4%	8.81
2030	36	296	6.1%	8.22
2031	26	197	4.0%	7.58
2032	31	244	5.0%	7.87
2033	22	203	4.2%	9.23
Thereafter	29	319	6.5%	11.00
	612	$ 4,890	100.0%	$ 7.99
Month to month	4			
Total consolidated	**616**			

(1)   We have signed leases that were due to expire in 2024, totaling 25 million square feet in our consolidated portfolio (3.3% of total NER). These are excluded from 2024 expirations and are reflected at their respective expiration year.

CO-INVESTMENT VENTURES

Included in our O&M portfolio are consolidated and unconsolidated co-investment ventures that hold investments in real estate properties, primarily logistics facilities, that we also manage. Our unconsolidated co-investment ventures are accounted for under the equity method. The amounts included for the unconsolidated ventures are reflected at 100% of the amount included in the ventures' financial statements as calculated on a GAAP basis, not our proportionate share. The following table summarizes our consolidated and unconsolidated co-investment ventures at December 31, 2023 (in millions):

	Operating Properties		Investment in Land	Development Portfolio – TEI
	Square Feet	Gross Book Value		
Consolidated Co-Investment Venture				
U.S.:				
Prologis U.S. Logistics Venture ("USLV")	78	$ 8,167	$ 4	$ -
Total	78	$ 8,167	$ 4	$ -
Unconsolidated Co-Investment Ventures				
U.S.:				
Prologis Targeted U.S. Logistics Fund ("USLF")	126	$ 13,162	$ 14	$ -
Other Americas:				
FIBRA Prologis	47	3,284	2	-
Prologis Brazil Logistics Venture ("PBLV") and other joint ventures	18	936	33	109
Subtotal Other Americas	65	4,220	35	109
Europe:				
Prologis European Logistics Fund ("PELF")	164	18,786	7	54
Prologis European Logistics Partners ("PELP")	59	6,868	86	43
Subtotal Europe	223	25,654	93	97
Asia:				
Nippon Prologis REIT ("NPR")	43	6,601	-	-
Prologis Japan Core Logistics Fund ("PJLF")	2	491	-	-
Prologis China Core Logistics Fund ("PCCLF")	30	2,246	-	-
Prologis China Logistics Venture	19	912	13	418
Subtotal Asia	94	10,250	13	418
Total	508	$ 53,286	$ 155	$ 624

For more information regarding our unconsolidated and consolidated co-investment ventures, see Notes 5 and 11 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

ITEM 3. Legal Proceedings

From time to time, we and our co-investment ventures are parties to a variety of legal proceedings arising in the ordinary course of business. We believe that, with respect to any such matters to which we are currently a party, the ultimate disposition of any such matter will not result in a material adverse effect on our business, financial position or results of operations.

ITEM 4. Mine Safety Disclosures

Not Applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION AND HOLDERS

Our common stock is listed on the NYSE under the symbol "PLD."

Stock Performance Graph

The following line graph compares the change in Prologis, Inc. cumulative total stockholder's return on shares of its common stock from December 31, 2018, to the cumulative total return of the S&P 500 Stock Index and the Financial Times and Stock Exchange NAREIT Equity REITs Index from December 31, 2018, to December 31, 2023. The graph assumes an initial investment of $100 in our common stock and each of the indices on December 31, 2018, and, as required by the SEC, the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.



This graph and the accompanying text are not "soliciting material," are not deemed filed with the SEC and are not to be incorporated by reference in any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PREFERRED STOCK DIVIDENDS

At December 31, 2023, we had 1.3 million shares of Series Q preferred stock outstanding with a liquidation preference of $50 per share that will be redeemable at our option on or after November 13, 2026. Dividends payable per share were $4.27 for the year ended December 31, 2023.

For more information regarding dividends, see Note 9 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

SALES OF UNREGISTERED SECURITIES

During 2023, we issued 0.8 million shares of common stock of Prologis, Inc. in connection with the redemption of common units of Prologis, L.P. in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(a)(2) thereof.

PURCHASES OF EQUITY SECURITIES

During 2023, we did not purchase any common stock of Prologis, Inc. in connection with our share purchase program.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

For information regarding securities authorized for issuance under our equity compensation plans, see Notes 9 and 12 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

OTHER STOCKHOLDER MATTERS

Common Stock Plans

Further information relative to our equity compensation plans will be provided in our 2023 Proxy Statement or in an amendment filed on Form 10-K/A.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data of this report and the matters described under Item 1A. Risk Factors.

A discussion regarding our financial condition and results of operations for 2023 compared to 2022 is presented below. Information on 2021 is included in graphs only to show year over year trends in our results of operations and operating metrics. Our financial condition for 2021, results of operations for 2021, and 2022 compared to 2021 and details on the acquisition of Duke Realty Corporation and Duke Realty Limited Partnership (collectively "Duke" or the "Duke Transaction") is referenced throughout this document and can be found under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, which is incorporated by reference herein to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 14, 2023, and is available on the SEC's website at www.sec.gov and our Investor Relations website at www.ir.prologis.com.

MANAGEMENT'S OVERVIEW

Summary of 2023

Our operating results were strong in 2023. Market rents continued to grow in most of the global logistics markets, which along with our existing lease mark-to-market, drove significant rent change on rollover and same-store growth in our O&M portfolio. Our O&M operating portfolio occupancy was 97.6% at December 31, 2023 and rent change on leases that commenced during the year was 76.4%, on a net effective basis based on our ownership share. While uncertainties remain in the economic and geopolitical environment, our 2023 results are representative of the prospects we see for our business. We believe we are well positioned to organically grow revenues over the long-term given the cumulative growth in market rents over the last several years and our existing high lease mark-to-market.

We completed the following significant activities in 2023, as described in the Notes to the Consolidated Financial Statements:

- On June 29, 2023, we acquired a real estate portfolio comprised of 70 operating properties in the U.S., aggregating 14 million square feet, for cash consideration of $3.1 billion.

- We generated net proceeds of $2.1 billion and realized net gains of $623 million, principally from the contribution of properties to our unconsolidated co-investment ventures in Europe, Japan and Mexico and the sale of a U.S. portfolio of assets to a third-party. This activity also includes the sale of our investment in an unconsolidated office joint venture.

- In April 2023, we formed PJLF, an unconsolidated co-investment venture in Japan, with two investors through the initial contribution of assets for which we received cash and equity ownership. We made additional contributions to PJLF during 2023. At December 31, 2023, our ownership interest was 16.3%.

- We earned promotes aggregating $675 million ($495 million net of related strategic capital expenses), primarily during the second quarter of 2023 from the third-party investors in USLF in the U.S.

- At December 31, 2023, we had total available liquidity of $6.0 billion, including borrowing capacity on our credit facilities of $5.5 billion and unrestricted cash balances of $530 million.

- At December 31, 2023, our total debt portfolio of $29.0 billion had a weighted average maturity of 9 years and an effective interest rate of 3.0%. Our financing activities during the year included the following:

  - On April 5, 2023, we amended and restated our 2021 global senior credit facility (the "2021 Global Facility") as the 2023 Global Facility, increasing its borrowing capacity to $3.0 billion and extended the initial maturity date to June 2027.

  - On August 25, 2023, we amended and restated the Japanese yen revolver, increasing its borrowing capacity for total commitments of ¥58.5 billion ($414 million at December 31, 2023) and extended the initial maturity date to August 2027.

- In the third quarter of 2023, we entered into Chinese renminbi term loans totaling CN¥1.7 billion ($239 million) with an issuance date weighted average interest rate of 3.5% maturing between September 2024 to 2026.

- We issued senior notes of $5.4 billion (principal in millions):

	Aggregate Principal			Issuance Date Weighted Average		
Issuance Date	Borrowing Currency		USD [(1)]	Interest Rate	Years	Maturity Dates
January	€	1,250	$ 1,354	4.1%	13.8	January 2030 – 2043
March	$	1,200	$ 1,200	4.9%	17.7	June 2033 – 2053
May	€	750	$ 809	4.6%	10.0	May 2033
June	$	2,000	$ 2,000	5.1%	13.2	June 2028 – 2053
Total			$ 5,363	**4.7%**	**13.9**	

(1) The exchange rate used to calculate into U.S. dollars was the spot rate at the settlement date.

In January 2024, we issued senior notes of $1.3 billion with weighted average effective interest rates of 5.2% and a weighted average maturity of 17 years. In February 2024, we issued senior notes of CN¥ 1.5 billion ($211 million) with an effective interest rate of 3.6% and a maturity of 3 years.

RESULTS OF OPERATIONS

We evaluate our business operations based on the NOI of our two operating segments: Real Estate (Rental Operations and Development) and Strategic Capital. NOI by segment is a non-GAAP performance measure that is calculated using revenues and expenses directly from our financial statements. We consider NOI by segment to be an appropriate supplemental measure of our performance because it helps management and investors understand our operating results.

Below is our NOI by segment per the Consolidated Financial Statements and a reconciliation of NOI by segment to *Operating Income* per the Consolidated Financial Statements (in millions):

	2023	2022
Real estate segment:		
Rental revenues	$ 6,819	$ 4,913
Development management and other revenues	5	21
Rental expenses	(1,625)	(1,206)
Other expenses	(54)	(40)
Real Estate Segment – NOI	5,145	3,688
Strategic capital segment:		
Strategic capital revenues	1,200	1,040
Strategic capital expenses	(385)	(304)
Strategic Capital Segment – NOI	815	736
General and administrative expenses	(390)	(331)
Depreciation and amortization expenses	(2,485)	(1,813)
Operating income before gains on real estate transactions, net	3,085	2,280
Gains on dispositions of development properties and land, net	462	598
Gains on other dispositions of investments in real estate, net	161	589
Operating income	$ 3,708	$ 3,467

See Note 17 to the Consolidated Financial Statements for more information on our segments and a reconciliation of each business segment's NOI to *Operating Income* and *Earnings Before Income Taxes.*

Real Estate Segment

This operating segment principally includes rental revenue and rental expenses recognized from our consolidated properties. We allocate the costs of our property management and leasing functions to the Real Estate Segment through *Rental Expenses* and the Strategic Capital Segment through *Strategic Capital Expenses,* both in the Consolidated Financial Statements, based on the square footage of the relative portfolios. In addition, this segment is impacted by our development, acquisition and disposition activities.

Below are the components of Real Estate Segment NOI, derived directly from line items in the Consolidated Financial Statements (in millions):

	2023	2022
Rental revenues	$ 6,819	$ 4,913
Development management and other revenues	5	21
Rental expenses	(1,625)	(1,206)
Other expenses	(54)	(40)
Real Estate Segment – NOI	$ **5,145**	$ **3,688**

The change in Real Estate Segment ("RES") NOI in 2023 compared to 2022 of approximately $1.5 billion was impacted by the following activities (in millions):



(1)   Acquisition activity is principally due to the Duke Transaction on October 3, 2022 and a $3.1 billion real estate portfolio acquired in the U.S. on June 29, 2023. Acquisition activity also includes the amortization of fair value lease adjustments to rental revenues due to in-place leases that were primarily below market at the time of the acquisition.

(2)   During both periods, we experienced positive rental rate growth. Rental rate growth is a combination of higher rental rates on rollover of leases (or rent change) and contractual rent increases on existing leases. If a lease has a contractual rent increase driven by a metric that is not known at the time the lease commences, such as the consumer price index or a similar metric, the rent increase is not included in rent leveling and therefore impacts the rental revenue we recognize. Significant rent change during both periods continues to be a key driver in increasing rental income. See below for key metrics on rent change on rollover and occupancy.

(3)   We calculate changes in NOI from development completions period over period by comparing the change in NOI generated on the pool of developments that completed on or after January 1, 2022 through December 31, 2023.

(4)   The change is principally due to higher insurance costs from a greater number of weather-related events and increases in the cost of our property management and leasing functions in 2023. Development management and other also includes the operating results of our energy assets.

Below are key operating metrics of our consolidated operating portfolio:





(1) In October 2022, we completed the Duke Transaction, which increased our average consolidated square feet for 2023.

(2) Consolidated square feet of leases commenced and weighted average net effective rent change were calculated for leases with initial terms of one year or greater.

Development Activity

The following table summarizes consolidated development activity (dollars and square feet in millions):

		2023		2022
Starts:				
Number of new development buildings during the period		55		91
Square feet		13		31
TEI [1]	$	3,361	$	4,679
Percentage of build-to-suits based on TEI		54.0%		39.1%
Stabilizations:				
Number of development buildings stabilized during the period		61		69
Square feet		22		22
TEI	$	3,058	$	2,772
Percentage of build-to-suits based on TEI		44.0%		38.9%
Weighted average stabilized yield [2]		6.3%		6.2%
Estimated value at completion	$	3,974	$	4,294
Estimated weighted average margin [3]		30.0%		54.9%
Estimated value creation	$	916	$	1,522

(1) Included in TEI for 2023 was incremental spend of $161 million related to a development start that was previously reported.

(2) We calculate the weighted average stabilized yield as estimated NOI assuming stabilized occupancy divided by TEI.

(3) Estimated weighted average margin is calculated on development properties as estimated value creation, less estimated closing costs and taxes, if any, on properties expected to be sold or contributed, divided by TEI. Development margins fluctuate depending on several factors including cost of capital, changes in capitalization rates that are used to estimate value at completion, location and type of development, such as build-to-suit development.

At December 31, 2023, the consolidated development portfolio, including properties under development and pre-stabilized properties, was expected to be completed before July 2026 with a TEI of $7.8 billion and was 37.9% leased. Our investment in the development portfolio was $4.4 billion at December 31, 2023 leaving $3.4 billion remaining to be spent. For additional information on our development portfolio at December 31, 2023, see Item 2. Properties.

Capital Expenditures

We capitalize costs incurred in improving and leasing our operating properties as part of the investment basis or within *Other Assets* in the Consolidated Balance Sheets. The following graph summarizes recurring capitalized expenditures, excluding development costs and non-recurring costs, of our consolidated operating properties during each year:



Our capital expenditures continue to increase year over year as we grow the consolidated operating portfolio through development and acquisitions. We plan to continue allocating capital in 2024 to renovate and improve our operating portfolio, including the addition of sustainable and efficient building features.

Strategic Capital Segment

This operating segment includes revenues from asset management and property management services performed, transactional services for acquisition, disposition and leasing activity and promote revenue earned from the unconsolidated co-investment ventures. Revenues associated with the Strategic Capital Segment fluctuate because of changes in the size of the portfolios through acquisitions and dispositions, the fair value of the properties and other transactional activity including foreign currency exchange rates and timing of promotes. These revenues are reduced by the direct costs associated with the asset and property-level management expenses for the properties owned by these ventures. We allocate the costs of our property management and leasing functions to the Strategic Capital Segment through *Strategic Capital Expenses* and to the Real Estate Segment through *Rental Expenses* both in the Consolidated Financial Statements, based on the square footage of the relative portfolios. For further details regarding the key property information and summarized financial condition and operating results of our unconsolidated co-investment ventures, refer to Note 5 to the Consolidated Financial Statements.

Below are the components of Strategic Capital Segment NOI derived directly from the line items in the Consolidated Financial Statements (in millions):

	2023	2022
Strategic capital revenues	$ 1,200	$ 1,040
Strategic capital expenses	(385)	(304)
Strategic Capital Segment – NOI	**$ 815**	**$ 736**

Below is additional detail of our Strategic Capital Segment revenues, expenses and NOI (in millions):

	U.S. [1]		Other Americas		Europe		Asia [2]		Total	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Strategic capital revenues ($)										
Recurring fees [3]	171	178	50	45	163	167	76	78	**460**	**468**
Transactional fees [4]	21	22	7	6	18	20	19	19	**65**	**67**
Promote revenue [5]	641	15	33	32	1	458	-	-	**675**	**505**
Total strategic capital revenues ($)	833	215	90	83	182	645	95	97	**1,200**	**1,040**
Strategic capital expenses ($) [5]	(204)	(155)	(27)	(20)	(103)	(87)	(51)	(42)	**(385)**	**(304)**
Strategic Capital Segment - NOI ($)	**629**	**60**	**63**	**63**	**79**	**558**	**44**	**55**	**815**	**736**

(1)   The U.S. expenses include compensation and personnel costs for employees who are based in the U.S. but also support other geographies.

(2)   In April 2023, we formed PJLF in Japan with two investors.

(3)   Recurring fees include asset management and property management fees.

(4)   Transactional fees include leasing commissions and acquisition, disposition, development and other fees.

(5)   We generally earn promote revenue directly from third-party investors in the co-investment ventures based on the cumulative returns of the venture over a three-year period or the stabilization of individual development projects owned by the venture. Changes in asset valuations within the co-investment ventures during the promote period is one of the significant inputs to the calculation of promote revenues. The asset valuations are prepared by third-party valuation firms. Included above is promote revenue earned from USLF in the second quarter of 2023 and PELF in the third quarter of 2022. We do not have any significant promote opportunities in 2024.

Up to 40% of the third-party portion of the promote earned by us from the co-investment ventures is paid to our employees as a combination of cash and stock-based awards pursuant to the terms of the PPP and expensed through *Strategic Capital Expenses* in the Consolidated Statements of Income, as vested.

G&A Expenses

G&A expenses were $390 million and $331 million for 2023 and 2022, respectively. G&A expenses increased in 2023 as compared to 2022, principally due to inflationary increases, the expansion of Prologis Essentials and higher compensation expenses based on our performance. We capitalize certain internal costs that are incremental and directly related to our development and building improvement activities.

The following table summarizes capitalized G&A (in millions):

	2023	2022
Building and land development activities	$ 123	$ 107
Operating building improvements and other	52	45
Total capitalized G&A expenses	$ 175	$ 152
Capitalized compensation and related costs as a percent of total	23.8%	22.7%

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $2.5 billion and $1.8 billion in 2023 and 2022, respectively.

The change in depreciation and amortization expenses in 2023 compared to 2022 of approximately $672 million was impacted by the following (in millions):



(1)   Included in acquisitions are the operating properties, other real estate properties and related lease intangibles acquired in the Duke Transaction.

(2)   Included in foreign currency and other is the depreciation and amortization expense associated with our energy assets.

Gains on Real Estate Transactions, Net

Gains on the disposition of development properties and land were $462 million and $598 million for 2023 and 2022, respectively, primarily from the contribution of properties we developed to our unconsolidated co-investment ventures in Europe, Japan and Mexico for both years. Gains on other dispositions of investments in real estate were $161 million and $589 million for 2023 and 2022, respectively, and primarily represented sales of U.S. non-strategic operating properties to third parties. Historically, we have utilized the proceeds from these transactions primarily to fund our acquisition and development activities. See Note 4 to the Consolidated Financial Statements for further information on these transactions.

Our Owned and Managed ("O&M") Operating Portfolio

We manage our business and review our operating fundamentals on an O&M basis, which includes our consolidated properties and properties owned by our unconsolidated co-investment ventures. We believe reviewing the results in this way allows management to understand performance more broadly as we manage the properties without regard to their ownership. We do not control the unconsolidated co-investment ventures for purposes of GAAP and the presentation of the ventures' operating information does not represent a legal claim.

Our O&M operating portfolio does not include our development portfolio, value-added properties, non-industrial properties or properties that we consider non-strategic and do not have the intent to hold long term that are classified as either held for sale or within other real estate investments. Value-added properties are properties we have either acquired at a discount and believe we could provide greater returns post-stabilization or properties we expect to repurpose to a higher and better use. See below for information on our O&M operating portfolio at December 31 (square feet in millions):

	2023			2022		
	Number of Properties	Square Feet	Percentage Occupied	Number of Properties	Square Feet	Percentage Occupied
Consolidated	2,957	631	97.6%	2,812	595	98.3%
Unconsolidated	2,242	507	97.5%	2,177	488	98.1%
Total	**5,199**	**1,138**	**97.6%**	**4,989**	**1,083**	**98.2%**

Below are the key leasing metrics of our O&M operating portfolio.





(1)   Square feet of leases commenced and weighted average net effective rent change were calculated for leases with initial terms of one year or greater. We retained approximately 70% or more of our customers, based on the total square feet of leases commenced, for each year. In 2023 and 2022, we experienced a significant increase in net effective rent change due to increasing market rents.

(2)   Turnover costs include external leasing commissions and tenant improvements and represent the obligations incurred in connection with the lease commencement for leases greater than one year. In 2023 and 2022, spend on turnover costs remained similar to 2021, however, the value of the leases commenced increased due to strong market rent growth.

Same Store Analysis

Our same store metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, presented on both a net effective and cash basis. We evaluate the performance of the operating properties we own and manage using a "same store" analysis to ensure that the population of properties in this analysis is consistent from period to period, allowing us and investors to analyze our ongoing business operations. We determine our same store metrics on property NOI, which is calculated as rental revenue less rental expense for the applicable properties in the same store population for both consolidated and unconsolidated properties based on our ownership interest, as further defined below.

We define our same store population for the three months ended December 31, 2023 as the properties in our O&M operating portfolio, including the property NOI for both consolidated properties and properties owned by the unconsolidated co-investment ventures at January 1, 2022 and owned throughout the same three-month period in both 2022 and 2023. We believe the drivers of property NOI for the consolidated portfolio are generally the same for the properties owned by the ventures in which we invest and therefore we evaluate the same store metrics of the O&M portfolio based on Prologis' ownership in the properties ("Prologis Share"). The same store population excludes properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2022) and properties acquired or disposed of to third parties during the period. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period-end exchange rate to translate from local currency into the U.S. dollar, for both periods.

As non-GAAP financial measures, the same store metrics have certain limitations as analytical tools and may vary among real estate companies. As a result, we provide a reconciliation of *Rental Revenues* less *Rental Expenses* ("Property NOI") (from our Consolidated Financial Statements prepared in accordance with U.S. GAAP) to our Same Store Property NOI measures.

We evaluate the results of our same store portfolio on a quarterly basis. The following is a reconciliation of our consolidated rental revenues, rental expenses and property NOI for each quarter in 2023 and 2022 to the full year, as included in the Consolidated Statements of Income and within Note 19 to the Consolidated Financial Statements and to the respective amounts in our same store portfolio analysis for the three months ended December 31 (dollars in millions):

| | | Three Months Ended | | | |
	March 31,	June 30,	September 30,	December 31,	Full Year
2023					
Rental revenues	$ 1,634	$ 1,652	$ 1,777	$ 1,756	$ 6,819
Rental expenses	(413)	(388)	(416)	(408)	(1,625)
Property NOI	$ **1,221**	$ **1,264**	$ **1,361**	$ **1,348**	$ **5,194**
2022					
Rental revenues	$ 1,077	$ 1,093	$ 1,152	$ 1,591	$ 4,913
Rental expenses	(276)	(270)	(285)	(375)	(1,206)
Property NOI	$ **801**	$ **823**	$ **867**	$ **1,216**	$ **3,707**

	Three Months Ended December 31,		
	2023	2022	% Change
Reconciliation of Consolidated Property NOI to Same Store Property NOI measures:			
Rental revenues	$ 1,756	$ 1,591	
Rental expenses	(408)	(375)	
Consolidated Property NOI	$ 1,348	$ 1,216	
Adjustments to derive same store results:			
Property NOI from consolidated properties not included in same store portfolio and other adjustments [1]	(501)	(432)	
Property NOI from unconsolidated co-investment ventures included in same store portfolio [1][2]	714	671	
Third parties' share of Property NOI from properties included in same store portfolio [1][2]	(575)	(540)	
Prologis Share of Same Store Property NOI – Net Effective [2]	$ 986	$ 915	7.8%
Consolidated properties straight-line rent and fair value lease adjustments included in same store portfolio [3]	(17)	(20)	
Unconsolidated co-investment ventures straight-line rent and fair value lease adjustments included in same store portfolio [3]	(7)	(12)	
Third parties' share of straight-line rent and fair value lease adjustments included in same store portfolio [2][3]	6	9	
Prologis Share of Same Store Property NOI – Cash [2][3]	$ 968	$ 892	8.5%

(1) We exclude properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period and properties acquired or disposed of to third parties during the period. We also exclude net termination and renegotiation fees and write-offs of fair value lease assets or liabilities to allow us to evaluate the growth or decline in each property's rental revenues without regard to one-time items that are not indicative of the property's recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recorded due to the adjustment to straight-line rents over the lease term. Same Store Property NOI is adjusted to include an allocation of property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management and leasing services are recognized as part of our consolidated rental expense.

(2) We include the Property NOI for the same store portfolio for both consolidated properties and properties owned by the co-investment ventures based on our investment in the underlying properties. In order to calculate our share of Same Store Property NOI from the co-investment ventures in which we own less than 100%, we use the co-investment ventures' underlying Property

NOI for the same store portfolio and apply our ownership percentage at December 31, 2023 to the Property NOI for both periods, including the properties contributed during the period. We adjust the total Property NOI from the same store portfolio of the co-investment ventures by subtracting the third parties' share of both consolidated and unconsolidated co-investment ventures.

During the periods presented, certain wholly owned properties were contributed to a co-investment venture and are included in the same store portfolio. Neither our consolidated results nor those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g. the results of a contributed property are included in our consolidated results through the contribution date and in the results of the venture subsequent to the contribution date based on our ownership interest at the end of the period). As a result, only line items labeled "Prologis Share of Same Store Property NOI" are comparable period over period.

(3)   We further remove certain noncash items (straight-line rent and amortization of fair value lease adjustments) included in the financial statements prepared in accordance with U.S. GAAP to reflect a Same Store Property NOI – Cash measure.

We manage our business and compensate our executives based on the same store results of our O&M portfolio at 100% as we manage our portfolio on an ownership blind basis. We calculate those results by including 100% of the properties included in our same store portfolio.

Other Components of Income (Expense)

Earnings from Unconsolidated Entities, Net

We recognized net earnings from unconsolidated entities, which are accounted for using the equity method, of $307 million and $311 million during 2023 and 2022, respectively.

The earnings we recognize can be impacted by: (i) the size, rental rates and occupancy of the portfolio of properties owned by each venture; (ii) gains or losses from the dispositions of properties and extinguishment of debt; (iii) our ownership interest in each venture; (iv) other variances in revenues and expenses of each venture; and (v) fluctuations in foreign currency exchange rates used to translate our share of net earnings to U.S. dollars. See the discussion of our unconsolidated entities above in the Strategic Capital Segment discussion and in Note 5 to the Consolidated Financial Statements for a further breakdown of our share of net earnings recognized.

Interest Expense

The following table details our net interest expense (dollars in millions):

	2023	2022
Gross interest expense	$ 683	$ 345
Amortization of debt discount and debt issuance costs, net	75	24
Capitalized amounts	(117)	(60)
Net interest expense	**$ 641**	**$ 309**
Weighted average effective interest rate during the year	2.8%	1.8%

Interest expense increased in 2023, as compared to 2022, principally due to the financing of acquisition and development activity through the issuance of senior notes in 2023, the assumption of $4.2 billion of debt in the Duke Transaction which was marked to fair value in October 2022 and higher interest rates on new issuances and our credit facilities. We issued $5.4 billion of senior notes during 2023 and $3.3 billion during 2022, with a weighted average interest rate of 4.7% and 2.3%, respectively, at the issuance date.

See Note 8 to the Consolidated Financial Statements and the Liquidity and Capital Resources section below, for further discussion of our debt and borrowing costs.

Foreign Currency, Derivative and Other Gains and Other Income, Net

We recognized foreign currency, derivative and other gains and other income, net, of $87 million and $242 million for the year ended December 31, 2023, and 2022, respectively. These amounts included interest income earned on short-term investments and mark-to-market adjustments associated with other financial investments.

We are exposed to foreign currency exchange risk related to investments in and earnings from our foreign investments. We primarily hedge our foreign currency risk related to our investments by borrowing in the currencies in which we invest thereby providing a natural hedge. We have issued debt in a currency that is not the same functional currency of the borrowing entity and have designated a portion of the debt as a nonderivative net investment hedge. We recognize the remeasurement and settlement of the translation adjustment on the unhedged portion of the debt and accrued interest in unrealized gains or losses. We may use derivative financial instruments to manage foreign currency exchange rate risk related to our earnings. We recognize the change in fair value of the undesignated derivative contracts in unrealized gains and losses. Upon settlement of these transactions, we recognize realized gains or losses.

The following table details our foreign currency and derivative gains, net included in earnings (in millions):

	2023	2022
Realized foreign currency and derivative gains, net:		
Gains on the settlement of undesignated derivatives	$ 60	$ 145
Gains on the settlement of transactions with third parties	1	1
Total realized foreign currency and derivative gains, net	61	146
Unrealized foreign currency and derivative gains (losses), net:		
Gains (losses) on the change in fair value of undesignated derivatives and unhedged debt	(81)	83
Gains on remeasurement of certain assets and liabilities	10	9
Total unrealized foreign currency and derivative gains (losses), net	(71)	92
Total foreign currency and derivative gains (losses), net	$ (10)	$ 238

See Note 2 to the Consolidated Financial Statements for more information about our foreign currency and derivative financial instrument policies and Note 15 to the Consolidated Financial Statements for more information about our derivative and nonderivative transactions.

Income Tax Expense

We recognize income tax expense related to our taxable REIT subsidiaries and in the local, state and foreign jurisdictions in which we operate. Our current income tax expense (benefit) fluctuates from period to period based primarily on the timing of our taxable income, including gains on the disposition of properties, fees earned from the co-investment ventures and taxable earnings from unconsolidated co-investment ventures. Deferred income tax expense (benefit) is generally a function of the period's temporary differences and the utilization of net operating losses generated in prior years that had been previously recognized as deferred income tax assets in taxable subsidiaries.

The following table summarizes our income tax expense (benefit) (in millions):

	2023	2022
Current income tax expense (benefit):		
Income tax expense	$ 165	$ 130
Income tax expense on dispositions	39	13
Income tax benefit on dispositions related to acquired tax liabilities	(11)	(21)
Total current income tax expense	193	122
Deferred income tax expense (benefit):		
Income tax expense	18	13
Total deferred income tax expense	18	13
Total income tax expense	$ 211	$ 135

Our income taxes are discussed in more detail in Note 13 to the Consolidated Financial Statements.

Net Earnings Attributable to Noncontrolling Interests

This amount represents the third-party investors' share of the earnings generated in consolidated entities in which we do not own 100% of the equity, reduced by the third-party share of fees or promotes payable to us and earned during the period. We had net earnings attributable to noncontrolling interests of $194 million and $191 million in 2023 and 2022, respectively. Included in these amounts were $77 million and $92 million in 2023 and 2022, respectively, of net earnings attributable to the common limited partnership unitholders of Prologis, L.P.

See Note 11 to the Consolidated Financial Statements for further information on our noncontrolling interests.

Other Comprehensive Income (Loss)

The key driver of changes in *Accumulated Other Comprehensive Income (Loss) ("AOCI/L")* in the Consolidated Financial Statements in 2023 and 2022 was the currency translation adjustment derived from changes in exchange rates during both periods principally on our net investments in real estate outside the U.S. and the borrowings we issue in the functional currencies of the countries where we invest. These borrowings serve as a natural hedge of our foreign investments. In addition, we use derivative financial instruments, such as foreign currency contracts to manage foreign currency exchange rate risk related to our foreign investments and interest rate contracts to manage interest rate risk, that when designated the change in fair value is included in *AOCI/L*.

See Note 2 to the Consolidated Financial Statements for more information about our foreign currency and derivative financial instrument policies and Note 15 to the Consolidated Financial Statements for more information about our derivative and nonderivative transactions and other comprehensive income (loss).

ENVIRONMENTAL MATTERS

See Note 16 in the Consolidated Financial Statements for further information about environmental liabilities.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We consider our ability to generate cash from operating activities, distributions from our co-investment ventures, contributions and dispositions of properties and available financing sources to be adequate to meet our anticipated future development, acquisition, operating, debt service, dividend and distribution requirements.

Near-Term Principal Cash Sources and Uses

In addition to dividends and distributions, we expect our primary cash needs will consist of the following:

- completion of the development and leasing of the properties in our consolidated development portfolio (at December 31, 2023, 130 properties in our development portfolio were 37.9% leased with a current investment of $4.4 billion and a TEI of $7.8 billion when completed and leased, leaving $3.4 billion of estimated additional required investment);

- development of new properties that we may hold for long-term investment or subsequently contribute to unconsolidated co-investment ventures, including the acquisition of land;

- the acquisition of other real estate investments that we acquire with the intention of redeveloping into industrial properties;

- capital expenditures and leasing costs on properties in our operating portfolio;

- investments in energy assets such as solar panels, battery storage and mobility solutions to serve our customers;

- repayment of debt and scheduled principal payments of $531 million in 2024;

- additional investments in current and future unconsolidated co-investment ventures and other ventures; and

- the acquisition of operating properties or portfolios of operating properties (depending on market and other conditions) for direct, long-term investment in our consolidated portfolio (this might include acquisitions from our unconsolidated entities).

We expect to fund our cash needs principally from the following sources (subject to market conditions):

- net cash flow from property operations;

- fees earned for services performed on behalf of co-investment ventures;

- distributions received from co-investment ventures;

- proceeds from the contribution of properties to current or future co-investment ventures;

- proceeds from the disposition of properties or other investments to third parties;

- available unrestricted cash balances ($530 million at December 31, 2023);

- borrowing capacity under our current credit facility arrangements that allow us to borrow on a short-term basis, with original maturities ranging from overnight to three months ($5.5 billion available at December 31, 2023); and

- proceeds from the issuance of debt.

In the long term, we may also voluntarily repurchase our outstanding debt or equity securities (depending on prevailing market conditions, our liquidity, contractual restrictions and other factors) through cash purchases, open-market purchases, privately negotiated transactions, tender offers or otherwise. We may also fund our cash needs from the issuance of equity securities, subject to market conditions, and through the sale of a portion of our investments in co-investment ventures.

Debt

The following table summarizes information about our consolidated debt by currency at December 31 (dollars in millions):

	2023			2022		
	Weighted Average Interest Rate	Amount Outstanding	% of Total	Weighted Average Interest Rate	Amount Outstanding	% of Total
British pound sterling	2.1%	$ 1,300	4.5%	2.1%	$ 1,228	5.1%
Canadian dollar	5.0%	830	2.9%	4.5%	815	3.4%
Chinese renminbi	3.7%	242	0.8%	-	-	-
Euro	2.0%	10,084	34.8%	1.3%	7,991	33.5%
Japanese yen	1.0%	3,086	10.6%	1.0%	3,308	13.9%
U.S. dollar	4.1%	13,459	46.4%	3.6%	10,534	44.1%
Total debt [1]	3.0%	$ 29,001	100.0%	2.5%	$ 23,876	100.0%

(1) The weighted average remaining maturity for total debt outstanding at both December 31, 2023 and 2022 was 9 years.

Our credit ratings at December 31, 2023 were A and A3 from Standard & Poor's and Moody's, respectively, each with a stable outlook. These ratings allow us to borrow at an advantageous interest rate. Adverse changes in our credit ratings could negatively impact our business and, in particular, our refinancing and other capital market activities, our ability to manage debt maturities, our future growth and our development and acquisition activity. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization.

At December 31, 2023, we were in compliance with all of our financial debt covenants. These covenants include a number of customary financial covenants, such as maintaining debt service coverage ratios, leverage ratios and fixed charge coverage ratios.

See Note 8 to the Consolidated Financial Statements for further discussion on our debt.

Equity Commitments Related to Certain Co-Investment Ventures

Certain co-investment ventures have equity commitments from us and our venture partners. Our venture partners fulfill their equity commitment with cash. We may fulfill our equity commitment through contributions of properties or cash.

The following table summarizes the remaining equity commitments at December 31, 2023 (in millions):

	Equity Commitments [1]			
	Prologis	Venture Partners	Total	Expiration Date
Prologis Targeted U.S. Logistics Fund	$ 250	$ 361	$ 611	2024 – 2026 [2]
Prologis Brazil Logistics Venture	45	180	225	2026
Prologis European Logistics Fund	-	51	51	2026 [2]
Prologis Japan Core Logistics Fund	100	516	616	2033
Prologis China Logistics Venture	212	1,200	1,412	2024 – 2028
Total	$ 607	$ 2,308	$ 2,915	

(1) The equity commitments for the co-investment ventures that operate in a different functional currency than the U.S. dollar were calculated using the foreign currency exchange rate at December 31, 2023.

(2) Venture partners have the option to cancel their equity commitment starting 18 months after the initial commitment date.

See the Cash Flow Summary below for more information about our investment activity in our co-investment ventures.

Cash Flow Summary

The following table summarizes our cash flow activity (in millions):

	2023	2022
Net cash provided by operating activities	$ 5,373	$ 4,126
Net cash used in investing activities	$ (6,419)	$ (4,499)
Net cash provided by financing activities	$ 1,320	$ 116
Net increase (decrease) in cash and cash equivalents, including the effect of foreign currency exchange rates on cash	$ 252	$ (278)

Operating Activities

Cash provided by and used in operating activities, exclusive of changes in receivables and payables, was impacted by the following significant activities:

- **Real Estate Segment.** We receive the majority of our operating cash through the net revenues of our Real Estate Segment, including the recovery of our operating costs. Cash flows generated by the Real Estate Segment are impacted by our acquisition, development and disposition activities, which are drivers of NOI recognized during each period. See the Results of Operations section above for further explanation of our Real Estate Segment. The revenues from this segment include noncash adjustments for straight-lined rents and amortization of above and below market leases of $613 million and $268 million for 2023 and 2022, respectively. The increase in straight-lined rents and amortization of above and below market leases in 2023 was driven primarily from the Duke acquisition.

- **Strategic Capital Segment.** We also generate operating cash through our Strategic Capital Segment by providing asset management and property management and other services to our unconsolidated co-investment ventures. See the Results of Operations section above for the key drivers of the net revenues from our Strategic Capital Segment. Included in *Strategic Capital Revenues* in the Consolidated Statements of Income are the promotes we earn from the third-party investors in our co-investment ventures, which are recognized in operating activities in the period the cash is received, generally the quarter after the revenue is recognized.

- **G&A expenses and equity-based compensation awards.** We incurred $390 million and $331 million of G&A expenses in 2023 and 2022, respectively. We recognized equity-based, noncash compensation expenses of $268 million and $175 million in 2023 and 2022, respectively, which were recorded to *Rental Expenses* in the Real Estate Segment, *Strategic Capital Expenses* in the Strategic Capital Segment and *G&A Expenses* in the Consolidated Statements of Income.

- **Operating distributions from unconsolidated entities.** We received $680 million and $410 million of distributions as a return on our investment from the cash flows generated from the operations of our unconsolidated entities in 2023 and 2022, respectively.

- **Cash paid for interest, net of amounts capitalized.** We paid interest, net of amounts capitalized, of $457 million and $234 million in 2023 and 2022, respectively. See Note 8 to the Consolidated Financial Statements for further information on this activity.

- **Cash paid for income taxes, net of refunds.** We paid income taxes, net of refunds, of $149 million and $130 million in 2023 and 2022, respectively. See Note 13 to the Consolidated Financial Statements for further information on this activity.

Investing Activities

Cash provided by investing activities is driven by proceeds from the sale of real estate assets that include the contribution of properties we developed to our unconsolidated co-investment ventures as well as the sale of non-strategic operating properties. Cash used in investing activities is principally driven by our capital deployment activities of investing in real estate development, acquisitions and capital expenditures as discussed above. This activity includes real estate portfolios, land for future development, operating properties and other real estate assets. See Note 4 to the Consolidated Financial Statements for further information on these activities, including the $3.1 billion real estate portfolio we acquired in the U.S. in the second quarter of 2023. In addition, the following significant transactions also impacted our cash used in and provided by investing activities:

- **Duke Transaction, net of cash acquired**. We paid net cash of $92 million to complete the Duke Transaction in 2022 and an additional $33 million of transaction costs in 2023 that were accrued at the time of the acquisition in 2022. The acquisition was financed through the issuance of equity and the assumption of debt in 2022. A portion of this debt was paid down subsequent to acquisition, see the Financing Activities section below. See Note 3 to the Consolidated Financial Statements for more information on this transaction.

- **Investments in and advances to our unconsolidated entities.** We invested cash in our unconsolidated entities that represented our proportionate share, of $284 million and $442 million in 2023 and 2022, respectively. The ventures used the funds for the acquisition of properties, development and repayment of debt. See Note 5 to the Consolidated Financial Statements for more detail on our unconsolidated co-investment ventures.

- **Return of investment from unconsolidated entities.** We received distributions from unconsolidated entities as a return of investment of $348 million and $77 million in 2023 and 2022, respectively. Included in these amounts were distributions from venture activities including proceeds from property sales, debt refinancing and the redemption of our investment in certain unconsolidated entities. Included in 2023 was also the redemption of our interest in an unconsolidated office joint venture. See Note 4 in the Consolidated Financial Statements for further information on this transaction.

- **Net proceeds from (payments on) the settlement of net investment hedges.** We received net proceeds of $35 million and $56 million for the settlement of net investment hedges in 2023 and 2022, respectively. See Note 15 to the Consolidated Financial Statements for further information on our derivative transactions.

Financing Activities

Cash provided by and used in financing activities is principally driven by proceeds from and payments on credit facilities and other debt, along with dividends paid on common and preferred stock and noncontrolling interest contributions and distributions. Our credit facilities support our cash needs for development and acquisition activities on a short-term basis. The original maturity of our borrowings under the credit facilities ranges from overnight to three months.

Our repurchase of and payments on debt and proceeds from the issuance of debt consisted of the following activity (in millions):

	2023	2022 [1]
Repurchase of and payments on debt (including extinguishment costs)		
Regularly scheduled debt principal payments and payments at maturity	$ 30	$ 914
Secured mortgage debt	153	328
Senior notes	89	3
Term loans	-	136
Total	**$ 272**	**$ 1,381**
Proceeds from the issuance of debt		
Secured mortgage debt	$ 120	$ 331
Senior notes	5,323	3,256
Term loans	312	529
Total	**$ 5,755**	**$ 4,116**

(1) We completed the Duke Transaction in 2022 and assumed $4.2 billion of debt. We paid down the balance of $745 million on Duke's line of credit subsequent to closing the acquisition which is reflected in *Net Proceeds From (Payments On) Credit Facilities* in the Consolidated Statements of Cash Flow. The assumption of debt was excluded from this table.

Unconsolidated Co-Investment Venture Debt

We had investments in and advances to our unconsolidated co-investment ventures of $8.4 billion at December 31, 2023. The ventures listed below had total third-party debt of $14.9 billion at December 31, 2023 with a weighted average remaining maturity of 7 years and weighted average interest rate of 3.1%. Certain of our ventures do not have third-party debt and are therefore excluded. This debt is non-recourse to Prologis and other investors in the co-investment ventures and bears interest as follows at December 31, 2023 (dollars in millions):

	Total Debt [1]	Weighted Average Interest Rate	Gross Book Value of Real Estate [1]	Ownership %
Prologis Targeted U.S. Logistics Fund	$ 4,185	4.0%	$ 13,658	27.3%
FIBRA Prologis	915	4.0%	3,297	45.1%
Prologis European Logistics Fund	5,805	2.8%	18,959	25.1%
Nippon Prologis REIT	2,343	0.7%	6,601	15.1%
Prologis Japan Core Logistics Fund	290	1.0%	491	16.3%
Prologis China Core Logistics Fund	816	4.9%	2,290	15.5%
Prologis China Logistics Venture	534	5.9%	1,215	15.0%
Total	**$ 14,888**		**$ 46,511**	

(1) The weighted average loan-to-value ratio for all unconsolidated co-investment ventures was 27.3% at December 31, 2023. Loan-to-value, a non-GAAP measure, was calculated as the percentage of total third-party debt to the gross book value of real estate for each venture and weighted based on the cumulative gross book value of all unconsolidated co-investment ventures.

At December 31, 2023, we did not guarantee any third-party debt of the unconsolidated co-investment ventures. In our role as the manager or sponsor, we work with the co-investment ventures to maintain sufficient liquidity and refinance their maturing debt. There can be no assurance that the co-investment ventures will be able to refinance any maturing indebtedness on terms as favorable as the maturing debt, or at all. If the ventures are unable to refinance the maturing indebtedness with newly issued debt, they may be able to obtain funds by voluntary capital contributions from us and our partners or by selling assets. Certain of our ventures also have credit facilities, or unencumbered properties, both of which may be used to obtain funds.

Dividend and Distribution Requirements

Our dividend policy on our common stock is to distribute a percentage of our cash flow to ensure that we will meet the dividend requirements of the IRC, relative to maintaining our REIT status, while still allowing us to retain cash to fund our capital deployment and other investment activities.

Under the IRC, REITs may be subject to certain federal income and excise taxes on undistributed taxable income.

We paid quarterly cash dividends of $0.87 and $0.79 per common share in 2023 and 2022, respectively. Our future common stock dividends, if and as declared, may vary and will be determined by the Board based upon the circumstances prevailing at the time, including our financial condition, operating results and REIT distribution requirements, and may be adjusted at the discretion of the Board during the year.

We make distributions on the common limited partnership units outstanding at the same per unit amount as our common stock dividend. The Class A common limited partnership units ("Class A Units") in the OP are entitled to a quarterly distribution equal to $0.64665 per unit so long as the common units receive a quarterly distribution of at least $0.40 per unit. We paid a quarterly cash distribution of $0.64665 per Class A Unit in 2023 and 2022.

At December 31, 2023, our Series Q preferred stock had an annual dividend rate of 8.54% per share and the dividends are payable quarterly in arrears.

Pursuant to the terms of our preferred stock, we are restricted from declaring or paying any dividend with respect to our common stock unless and until all cumulative dividends with respect to the preferred stock have been paid and sufficient funds have been set aside for dividends that have been declared for the relevant dividend period with respect to the preferred stock.

Other Commitments

On an ongoing basis, we are engaged in various stages of negotiations for the acquisition or disposition of individual properties or portfolios of properties.

CRITICAL ACCOUNTING POLICIES

A critical accounting policy is one that involves an estimate or assumption that is subjective and requires management judgment about the effect of a matter that is inherently uncertain and material to an entity's financial condition and results of operations. Management's judgment considers historical and current economic conditions and expectations for the future. Changes in estimates could affect our financial position and specific items in our results of operations that are used by stockholders, potential investors, industry analysts and lenders in their evaluation of our performance. Of the significant accounting policies discussed in Note 2 to the Consolidated Financial Statements, those presented below have been identified by us as meeting the criteria to be considered critical accounting policies as they relate to our financial condition at December 31, 2023, and 2022 and our operating results for the three-year period ended December 31, 2023. Refer to Note 2 for more information on these critical accounting policies.

Asset Acquisitions

We generally account for an acquisition of a single property or portfolio of properties as an asset acquisition. We measure the real estate assets acquired through an asset acquisition based on their cost or total consideration exchanged. The difference between the cost and the estimated fair value (excess or bargain consideration) is allocated to the real estate properties and related lease intangibles on a relative fair value basis. Assets we do not intend to hold long-term are recorded at fair value. At a property-level, we allocate the fair value to the components, which include building, land, improvements, and intangible assets or liabilities related to acquired leases. The most significant portion of the allocation is to building and land and requires the use of market based estimates and assumptions.

The fair value of real estate properties subject to purchase price allocation is based on the expected future cash flows of the property and various characteristics of the markets where the property is located utilizing an income approach methodology, which may be a discounted cash flow analysis or applying a capitalization rate to the estimated net operating income of a property. Key assumptions may include market rents and capitalization rates. Estimates of future cash flows are based on a number of factors including historical operating results, known trends and market and economic conditions. We determine capitalization rates by market based on recent transactions and other market data and adjust if necessary, based on the property characteristics. The fair value of land is generally based on relevant market data, such as a comparison of the subject site to similar parcels that have recently been sold or are currently being offered on the market for sale. The use of different assumptions to value the acquired properties and allocate the most significant portion of the property value between the building and land could affect the depreciation expense we recognize over the estimated remaining useful life.

Recoverability of Real Estate Assets

We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. This assessment is primarily triggered based on the shortening of the expected hold period due to a change in our intent to sell a property in the near term. We have processes to monitor our intent with regard to our investments and the estimated disposition value in comparison to the current carrying value. If our assessment of potential triggering events indicates that the carrying value of a property that we expect to sell in the near term is not recoverable, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the property. We determine the fair value of the property based on the estimated proceeds from disposition that are based on quoted market values, third-party appraisals or discounted cash flow models that utilize the future net operating income of the property and expected market capitalization rates. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. Changes in economic and operating conditions could impact our intent and the assumptions used in determining the fair value that could result in future impairment.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Consolidated Financial Statements.

FUNDS FROM OPERATIONS ATTRIBUTABLE TO COMMON STOCKHOLDERS/UNITHOLDERS ("FFO")

FFO is a non-GAAP financial measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings.

The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as earnings computed under GAAP to exclude historical cost depreciation and gains and losses from the sales net of any related tax, along with impairment charges, of previously depreciated properties. We also exclude the gains on revaluation of equity investments upon acquisition of a controlling interest and the gain recognized from a partial sale of our investment, as these are similar to gains from the sales of previously depreciated properties. We exclude similar adjustments from our unconsolidated entities and the third parties' share of our consolidated co-investment ventures.

Our FFO Measures

Our FFO measures begin with NAREIT's definition and we make certain adjustments to reflect our business and the way that management plans and executes our business strategy. While not infrequent or unusual, the additional items we adjust for in calculating *FFO, as modified by Prologis* and *Core FFO*, both as defined below, are subject to significant fluctuations from period to period. Although these items may have a material impact on our operations and are reflected in our financial statements, the removal of the effects of these items allows us to better understand the core operating performance of our properties over the long term. These items have both positive and negative short-term effects on our results of operations in inconsistent and unpredictable directions that are not relevant to our long-term outlook.

We calculate our FFO measures, as defined below, based on our proportionate ownership share of both our unconsolidated and consolidated ventures. We reflect our share of our FFO measures for unconsolidated ventures by applying our average ownership percentage for the period to the applicable reconciling items on an entity-by-entity basis. We reflect our share for consolidated ventures in which we do not own 100% of the equity by adjusting our FFO measures to remove the noncontrolling interests share of the applicable reconciling items based on our average ownership percentage for the applicable periods.

These FFO measures are used by management as supplemental financial measures of operating performance and we believe that it is important that stockholders, potential investors and financial analysts understand the measures management uses. We do not use our FFO measures as, nor should they be considered to be, alternatives to net earnings computed under GAAP, as indicators of our operating performance, as alternatives to cash from operating activities computed under GAAP or as indicators of our ability to fund our cash needs.

We analyze our operating performance principally by the rental revenue of our real estate and the revenues from our strategic capital business, net of operating, administrative and financing expenses. This income stream is not directly impacted by fluctuations in the market value of our investments in real estate or debt securities.

FFO, as modified by Prologis attributable to common stockholders/unitholders ("FFO, as modified by Prologis")

To arrive at *FFO, as modified by Prologis*, we adjust the NAREIT defined FFO measure to exclude the impact of foreign currency related items and deferred tax, specifically:

- deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries;

- current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense is offset with a deferred income tax benefit in earnings that is excluded from our defined FFO measure; and

- foreign currency exchange gains and losses resulting from (i) debt transactions between us and our foreign entities; (ii) third-party debt that is used to hedge our investment in foreign entities; (iii) derivative financial instruments related to any such debt transactions, and (iv) mark-to-market adjustments associated with derivative and other financial instruments.

We use *FFO, as modified by Prologis*, so that management, analysts and investors are able to evaluate our performance against other REITs that do not have similar operations or operations in jurisdictions outside the U.S.

Core FFO attributable to common stockholders/unitholders ("Core FFO")

In addition to *FFO, as modified by Prologis*, we also use *Core FFO.* To arrive at *Core FFO,* we adjust *FFO, as modified by Prologis*, to exclude the following recurring and nonrecurring items that we recognize directly in *FFO, as modified by Prologis*:

- gains or losses from the disposition of land and development properties that were developed with the intent to contribute or sell;

- income tax expense related to the sale of investments in real estate;

- impairment charges recognized related to our investments in real estate generally as a result of our change in intent to contribute or sell these properties; and

- gains or losses from the early extinguishment of debt and redemption and repurchase of preferred stock.

We use *Core FFO,* including by segment and region, to: (i) assess our operating performance as compared to other real estate companies; (ii) evaluate our performance and the performance of our properties in comparison with expected results and results of previous periods; (iii) evaluate the performance of our management; (iv) budget and forecast future results to assist in the allocation of resources; (v) provide guidance to the financial markets to understand our expected operating performance; and (vi) evaluate how a specific potential investment will impact our future results.

Limitations on the use of our FFO measures

While we believe our modified FFO measures are important supplemental measures, neither NAREIT's nor our measures of FFO should be used alone because they exclude significant economic components of net earnings computed under GAAP and are, therefore, limited as an analytical tool. Accordingly, these are only a few of the many measures we use when analyzing our business. Some of the limitations are:

- The current income tax expenses that are excluded from our modified FFO measures represent the taxes that are payable.

- Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited, as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Furthermore, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of logistics facilities are not reflected in FFO.

- Gains or losses from property dispositions and impairment charges related to expected dispositions represent changes in value of the properties. By excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.

- The deferred income tax benefits and expenses that are excluded from our modified FFO measures result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our modified FFO measures do not currently reflect any income or expense that may result from such settlement.

- The foreign currency exchange gains and losses that are excluded from our modified FFO measures are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measures are limited in that they do not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

- The gains and losses on extinguishment of debt or preferred stock that we exclude from our Core FFO, may provide a benefit or cost to us as we may be settling our obligation at less or more than our future obligation.

We compensate for these limitations by using our FFO measures only in conjunction with net earnings computed under GAAP when making our decisions. This information should be read with our complete Consolidated Financial Statements prepared under GAAP. To assist investors in compensating for these limitations, we reconcile our modified FFO measures to our net earnings computed under GAAP as follows (in millions):

	2023	2022
Reconciliation of net earnings attributable to common stockholders to FFO measures:		
Net earnings attributable to common stockholders	$ 3,053	$ 3,359
Add (deduct) NAREIT defined adjustments:		
Real estate related depreciation and amortization	2,434	1,763
Gains on other dispositions of investments in real estate, net of taxes	(158)	(595)
Reconciling items related to noncontrolling interests	(38)	(13)
Our share of reconciling items included in earnings related to unconsolidated entities	455	363
NAREIT defined FFO attributable to common stockholders/unitholders	**5,746**	**4,877**
Add (deduct) our modified adjustments:		
Unrealized foreign currency, derivative and other losses (gains), net	18	(85)
Deferred income tax expense	18	13
Current income tax benefit on dispositions related to acquired tax liabilities	(11)	(21)
Our share of reconciling items included in earnings related to unconsolidated entities	(11)	(42)
FFO, as modified by Prologis attributable to common stockholders/unitholders	**5,760**	**4,742**
Adjustments to arrive at Core FFO:		
Gains on dispositions of development properties and land, net	(462)	(598)
Current income tax expense on dispositions	36	18
Losses (gains) on early extinguishment of debt, net	(3)	20
Reconciling items related to noncontrolling interests	9	5
Our share of reconciling items included in earnings related to unconsolidated entities	(6)	1
Core FFO attributable to common stockholders/unitholders	$ 5,334	$ 4,188

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of foreign exchange-related variability and earnings volatility on our foreign investments and interest rate changes. See our risk factors in Item 1A. Risk Factors, specifically Risks Related to our Global Operations and Risks Related to Financing and Capital. See also Notes 2 and 15 in the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for more information about our foreign operations and derivative financial instruments.

We monitor our market risk exposures using a sensitivity analysis. Our sensitivity analysis estimates the exposure to market risk sensitive instruments assuming a hypothetical 10% adverse change in foreign currency exchange rates or interest rates at December 31, 2023. The results of the sensitivity analysis are summarized in the following sections. The sensitivity analysis is of limited predictive value. As a result, revenues and expenses, as well as our ultimate realized gains or losses with respect to foreign currency exchange rate and interest rate fluctuations will depend on the exposures that arise during a future period, hedging strategies at the time and the prevailing foreign currency exchange rates and interest rates.

Foreign Currency Risk

We are exposed to foreign currency exchange variability related to investments in and earnings from our foreign investments. Foreign currency market risk is the possibility that our results of operations or financial position could be better or worse than planned because of changes in foreign currency exchange rates. We primarily hedge our foreign currency risk by borrowing in the currencies in which we invest thereby providing a natural hedge. Additionally, we hedge our foreign currency risk by entering into derivative financial instruments, such as foreign currency contracts, that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. At December 31, 2023, after consideration of our ability to borrow in the foreign currencies in which we invest and also derivative and nonderivative financial instruments as discussed in Note 15 to the Consolidated Financial Statements, we had minimal net equity denominated in a currency other than the U.S. dollar.

For the year ended December 31, 2023, $546 million or 6.8% of our total consolidated revenue was denominated in foreign currencies. We enter into foreign currency contracts that we do not designate, such as forwards, to reduce the impact from fluctuations in foreign currency associated with the translation of the future earnings of our international subsidiaries. At December 31, 2023, we had foreign currency contracts denominated principally in British pound sterling, Canadian dollar, euro and Japanese yen, with an aggregate notional amount of $1.6 billion. As we do not designate these foreign currency contracts as hedges, the gain or loss on settlement is included in our earnings and offsets the lower or higher translation of earnings from our investments denominated in currencies other than the U.S. dollar. Although the impact to net earnings is mitigated through higher translated U.S. dollar earnings from these currencies, a weakening of the U.S. dollar against these currencies by 10% could result in a $162 million cash payment on settlement of these contracts.

Interest Rate Risk

We are also exposed to the impact of interest rate changes on future earnings and cash flows. To mitigate that risk, we generally borrow with fixed rate debt and we may use derivative instruments to fix the interest rate on our variable rate debt. At December 31, 2023, $26.9 billion of our debt bore interest at fixed rates and therefore the fair value of these instruments was affected by changes in market interest rates. At December 31, 2023, $2.7 billion of our debt bore interest at variable rates. The following table summarizes the future repayment of debt and scheduled principal payments at December 31, 2023 (dollars in millions):

	2024	2025	2026	2027	Thereafter	Total	Fair Value
Fixed rate debt [1]	$ 365	$ 176	$ 1,463	$ 1,796	$ 23,090	$ 26,890	$ 24,096
Weighted average interest rate [2]	2.0%	3.2%	3.3%	2.0%	2.9%	2.8%	
Variable rate debt							
Credit facilities	$ -	$ -	$ 355	$ 624	$ -	$ 979	$ 979
Secured mortgage debt	-	38	-	-	-	38	38
Senior notes	166	-	-	-	-	166	166
Term loans	-	726	601	-	177	1,504	1,503
Total variable rate debt	$ 166	$ 764	$ 956	$ 624	$ 177	$ 2,687	$ 2,686

(1)   At December 31, 2023, we had one interest rate swap agreement to fix €150 million ($156 million) of our floating rate euro senior notes which is included in fixed rate debt.

(2)   The weighted average interest rates represent the effective interest rates (including amortization of debt issuance costs and noncash premiums and discounts) at December 31, 2023 for the debt outstanding and include the impact of designated interest rate swaps, which effectively fix the interest rate on certain variable rate debt.

At December 31, 2023, the weighted average effective interest rate on our variable rate debt was 3.6%, which was calculated using an average balance on our credit facilities throughout the year and our other variable rate debt balances at December 31, 2023. Changes in interest rates can cause interest expense to fluctuate on our variable rate debt. On the basis of our sensitivity analysis, a 10% increase in interest rates on our average outstanding variable rate debt balances would result in additional annual interest expense of $8 million for the year ended December 31, 2023, which equates to a change in interest rates of 36 basis points on our average outstanding variable rate debt balances and 3 basis points on our average total debt portfolio balances.

ITEM 8. Financial Statements and Supplementary Data

The Consolidated Balance Sheets of Prologis, Inc. and Prologis, L.P. at December 31, 2023 and 2022, the Consolidated Statements of Income of Prologis, Inc. and Prologis, L.P., the Consolidated Statements of Comprehensive Income of Prologis, Inc. and Prologis, L.P., the Consolidated Statements of Equity of Prologis, Inc., the Consolidated Statements of Capital of Prologis, L.P. and the Consolidated Statements of Cash Flows of Prologis, Inc. and Prologis, L.P. for each of the years in the three-year period ended December 31, 2023, Notes to Consolidated Financial Statements and Schedule III — Real Estate and Accumulated Depreciation, together with the reports of KPMG LLP, independent registered public accounting firm, are included under Item 15 of this report and are incorporated herein by reference. Selected unaudited quarterly financial data are voluntarily presented in Note 19 of the Consolidated Financial Statements.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Controls and Procedures (Prologis, Inc.)

Prologis, Inc. carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934 (the "Exchange Act")) at December 31, 2023. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Subsequent to December 31, 2023, there were no significant changes in the internal controls or in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Changes in Internal Control over Financial Reporting

There have not been any changes in Prologis, Inc.'s internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, Prologis, Inc.'s internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the internal control over financial reporting was conducted at December 31, 2023, based on the criteria described in "Internal Control — Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, at December 31, 2023, the internal control over financial reporting was effective.

Our internal control over financial reporting at December 31, 2023, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Limitations of the Effectiveness of Controls

Management's assessment included an evaluation of the design of the internal control over financial reporting and testing of the operational effectiveness of the internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Controls and Procedures (Prologis, L.P.)

Prologis, L.P. carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) at December 31, 2023. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Subsequent to December 31, 2023, there were no significant changes in the internal controls or in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Changes in Internal Control over Financial Reporting

There have not been any changes in Prologis, L.P.'s internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, Prologis, L.P.'s internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the internal control over financial reporting was conducted at December 31, 2023, based on the criteria described in "Internal Control — Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, at December 31, 2023, the internal control over financial reporting was effective.

Limitations of the Effectiveness of Controls

Management's assessment included an evaluation of the design of the internal control over financial reporting and testing of the operational effectiveness of the internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B. Other Information

During the period ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K under the Act).

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to, including relevant sections in our 2023 Proxy Statement, under the captions entitled Board of Directors and Corporate Governance; Executive Officers; Executive Compensation; Director Compensation; Security Ownership; Equity Compensation Plans and Additional Information or will be provided in an amendment filed on Form 10-K/A.

ITEM 11. Executive Compensation

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the captions entitled Board of Directors and Corporate Governance; Executive Officers; Executive Compensation and Director Compensation or will be provided in an amendment filed on Form 10-K/A.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the captions entitled Security Ownership and Equity Compensation Plans or will be provided in an amendment filed on Form 10-K/A.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the caption entitled Board of Directors and Corporate Governance or will be provided in an amendment filed on Form 10-K/A.

ITEM 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the relevant sections in our 2023 Proxy Statement, under the caption entitled Audit Matters or will be provided in an amendment filed on Form 10-K/A.

PART IV

ITEM 15. Exhibits, Financial Statements and Schedules

The following documents are filed as a part of this report:

(a) Financial Statements and Schedules:

    1. Financial Statements:

        See Index to the Consolidated Financial Statements and Schedule III on page 51 of this report, which is incorporated herein by reference.

    2. Financial Statement Schedules:

        Schedule III — Real Estate and Accumulated Depreciation

All other schedules have been omitted since the required information is presented in the Consolidated Financial Statements and the related notes or is not applicable.

(b) Exhibits: The Exhibits required by Item 601 of Regulation S-K are listed in the Index to the Exhibits on pages 102 to 113 of this report, which is incorporated herein by reference.

(c) Financial Statements: See Index to the Consolidated Financial Statements and Schedule III on page 51 of this report, which is incorporated by reference.

ITEM 16. Form 10-K Summary

Not Applicable.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Prologis, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Prologis, Inc. and subsidiaries (the Company) as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

  Assessment of the Company's evaluation of the expected holding period for operating properties

  As discussed in Notes 2 and 4 to the consolidated financial statements, the Company had $75,435 million of operating properties as of December 31, 2023. The Company tests the recoverability of operating properties whenever events or changes in circumstances, including shortening the expected holding period of such assets, indicate that the carrying amount of these assets may not be recoverable.

  We identified the assessment of the Company's evaluation of the expected holding period for operating properties as a critical audit matter. Subjective auditor judgment was required to assess the relevant events or changes in circumstances that the Company used to evaluate its expected holding period. A shortening of the expected holding period could indicate a potential impairment.

  The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to determining the expected holding period of operating properties and any related changes. We evaluated the Company's expected holding period by inquiring of the Company regarding changes to the expected holding period, considering certain factors related to the current economic environment, reading minutes of the meetings of the Company's Board of Directors, reading external communications with investors and analysts, and analyzing documents prepared by the Company regarding proposed real estate transactions and potential changes to the expected holding period.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Denver, Colorado
February 13, 2024

<p style="text-align:center">REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</p>

To the Partners of Prologis, L.P. and the Board of Directors of Prologis, Inc.:
Prologis, L.P.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Prologis, L.P. and subsidiaries (the Operating Partnership) as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, capital, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Operating Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Operating Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the Operating Partnership's evaluation of the expected holding period for operating properties

As discussed in Notes 2 and 4 to the consolidated financial statements, the Operating Partnership had $75,435 million of operating properties as of December 31, 2023. The Operating Partnership tests the recoverability of operating properties whenever events or changes in circumstances, including shortening the expected holding period of such assets, indicate that the carrying amount of these assets may not be recoverable.

We identified the assessment of the Operating Partnership's evaluation of the expected holding period for operating properties as a critical audit matter. Subjective auditor judgment was required to assess the relevant events or changes in circumstances that the Operating Partnership used to evaluate its expected holding period. A shortening of the expected holding period could indicate a potential impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to determining the expected holding period of operating properties and any related changes. We evaluated the Operating Partnership's expected holding period by inquiring of the Operating Partnership regarding changes to the expected holding period, considering certain factors related to the current economic environment, reading minutes of the meetings of the Board of Directors of Prologis, Inc., reading external communications with investors and analysts, and analyzing documents prepared by the Operating Partnership regarding proposed real estate transactions and potential changes to the expected holding period.

<p style="text-align:center">/s/ KPMG LLP</p>

We have served as the Operating Partnership's auditor since 2002.

Denver, Colorado
February 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Prologis, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Prologis, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 13, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 13, 2024

54

PROLOGIS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	
	2023	**2022**
ASSETS		
Investments in real estate properties	$ 88,666,575	$ 81,623,396
Less accumulated depreciation	10,931,485	9,036,085
Net investments in real estate properties	77,735,090	72,587,311
Investments in and advances to unconsolidated entities	9,543,970	9,698,898
Assets held for sale or contribution	461,657	531,257
Net investments in real estate	87,740,717	82,817,466
Cash and cash equivalents	530,388	278,483
Other assets	4,749,735	4,801,499
Total assets	**$ 93,020,840**	**$ 87,897,448**
LIABILITIES AND EQUITY		
Liabilities:		
Debt	$ 29,000,501	$ 23,875,961
Accounts payable and accrued expenses	1,766,018	1,711,885
Other liabilities	4,430,601	4,446,509
Total liabilities	35,197,120	30,034,355
Equity:		
Prologis, Inc. stockholders' equity:		
Series Q preferred stock at stated liquidation preference of $50 per share; $0.01 par value; 1,279 shares issued and outstanding and 100,000 preferred shares authorized at December 31, 2023 and 2022	63,948	63,948
Common stock; $0.01 par value; 924,391 and 923,142 shares issued and outstanding at December 31, 2023 and 2022, respectively	9,244	9,231
Additional paid-in capital	54,249,801	54,065,407
Accumulated other comprehensive loss	(514,201)	(443,609)
Distributions in excess of net earnings	(627,068)	(457,695)
Total Prologis, Inc. stockholders' equity	53,181,724	53,237,282
Noncontrolling interests	4,641,996	4,625,811
Total equity	57,823,720	57,863,093
Total liabilities and equity	**$ 93,020,840**	**$ 87,897,448**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Rental	$ 6,818,542	$ 4,913,171	$ 4,147,994
Strategic capital	1,200,232	1,039,585	590,750
Development management and other	4,695	20,936	20,696
Total revenues	8,023,469	5,973,692	4,759,440
Expenses:			
Rental	1,624,793	1,205,738	1,041,316
Strategic capital	385,542	303,356	207,171
General and administrative	390,406	331,083	293,167
Depreciation and amortization	2,484,891	1,812,777	1,577,942
Other	53,354	40,336	22,435
Total expenses	4,938,986	3,693,290	3,142,031
Operating income before gains on real estate transactions, net	3,084,483	2,280,402	1,617,409
Gains on dispositions of development properties and land, net	462,270	597,745	817,017
Gains on other dispositions of investments in real estate, net	161,039	589,391	772,570
Operating income	3,707,792	3,467,538	3,206,996
Other income (expense):			
Earnings from unconsolidated entities, net	307,227	310,872	404,255
Interest expense	(641,332)	(309,037)	(266,228)
Foreign currency, derivative and other gains and other income, net	87,221	241,621	165,278
Gains (losses) on early extinguishment of debt	3,275	(20,184)	(187,453)
Total other income (expense)	(243,609)	223,272	115,852
Earnings before income taxes	3,464,183	3,690,810	3,322,848
Total income tax expense	(211,038)	(135,412)	(174,258)
Consolidated net earnings	3,253,145	3,555,398	3,148,590
Less net earnings attributable to noncontrolling interests	193,931	190,542	208,867
Net earnings attributable to controlling interests	3,059,214	3,364,856	2,939,723
Less preferred stock dividends	5,841	6,060	6,152
Net earnings attributable to common stockholders	$ 3,053,373	$ 3,358,796	$ 2,933,571
Weighted average common shares outstanding – Basic	924,351	785,675	739,363
Weighted average common shares outstanding – Diluted	951,791	811,608	764,762
Net earnings per share attributable to common stockholders – Basic	$ 3.30	$ 4.28	$ 3.97
Net earnings per share attributable to common stockholders – Diluted	$ 3.29	$ 4.25	$ 3.94

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(**In thousands**)

	Years Ended December 31,		
	2023	**2022**	**2021**
Consolidated net earnings	$ 3,253,145	$ 3,555,398	$ 3,148,590
Other comprehensive income:			
Foreign currency translation gains, net	20,763	373,405	305,929
Unrealized gains (losses) on derivative contracts, net	(92,703)	71,639	17,542
Comprehensive income	3,181,205	4,000,442	3,472,061
Net earnings attributable to noncontrolling interests	(193,931)	(190,542)	(208,867)
Other comprehensive loss (income) attributable to noncontrolling interests	1,348	(10,400)	(7,985)
Comprehensive income attributable to common stockholders	$ **2,988,622**	$ **3,799,500**	$ **3,255,209**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Preferred Stock	Common Stock Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Net Earnings	Non-controlling Interests	Total Equity
Balance at January 1, 2021	$ 63,948	739,381	$ 7,394	$ 35,488,634	$ (1,193,739)	$ (2,394,690)	$ 4,353,033	$ 36,324,580
Consolidated net earnings	-	-	-	-	-	2,939,723	208,867	3,148,590
Effect of equity compensation plans	-	(389)	(4)	38,114	-	-	78,062	116,172
Capital contributions	-	-	-	-	-	-	74,404	74,404
Redemption of noncontrolling interests	-	835	8	37,238	-	-	(190,482)	(153,236)
Consolidation of other venture	-	-	-	-	-	-	25,759	25,759
Acquisitions by noncontrolling interests	-	-	-	-	-	-	130,416	130,416
Foreign currency translation gains, net	-	-	-	-	298,413	-	7,516	305,929
Unrealized gains on derivative contracts, net	-	-	-	-	17,073	-	469	17,542
Reallocation of equity	-	-	-	(2,347)	-	-	2,347	-
Dividends ($2.52 per common share) and other distributions	-	-	-	(31)	-	(1,872,861)	(375,054)	(2,247,946)
Balance at December 31, 2021	$ 63,948	739,827	$ 7,398	$ 35,561,608	$ (878,253)	$ (1,327,828)	$ 4,315,337	$ 37,742,210
Consolidated net earnings	-	-	-	-	-	3,364,856	190,542	3,555,398
Effect of equity compensation plans	-	393	4	66,647	-	-	121,074	187,725
Duke Transaction, net of issuance costs	-	182,661	1,827	18,551,852	-	-	219,565	18,773,244
Capital contributions	-	-	-	-	-	-	13,295	13,295
Redemption of noncontrolling interests	-	261	2	12,445	-	-	(101,427)	(88,980)
Foreign currency translation gains, net	-	-	-	-	364,725	-	8,680	373,405
Unrealized gains on derivative contracts, net	-	-	-	-	69,919	-	1,720	71,639
Reallocation of equity	-	-	-	(127,134)	-	-	127,134	-
Dividends ($3.16 per common share) and other distributions	-	-	-	(11)	-	(2,494,723)	(270,109)	(2,764,843)
Balance at December 31, 2022	$ 63,948	923,142	$ 9,231	$ 54,065,407	$ (443,609)	$ (457,695)	$ 4,625,811	$ 57,863,093
Consolidated net earnings	-	-	-	-	-	3,059,214	193,931	3,253,145
Effect of equity compensation plans	-	410	5	84,719	-	-	195,987	280,711
Capital contributions	-	-	-	-	-	-	32,157	32,157
Redemption of noncontrolling interests	-	839	8	48,349	-	-	(118,164)	(69,807)
Foreign currency translation gains, net	-	-	-	-	19,867	-	896	20,763
Unrealized losses on derivative contracts, net	-	-	-	-	(90,459)	-	(2,244)	(92,703)
Reallocation of equity	-	-	-	51,328	-	-	(51,328)	-
Dividends ($3.48 per common share) and other distributions	-	-	-	(2)	-	(3,228,587)	(235,050)	(3,463,639)
Balance at December 31, 2023	$ 63,948	924,391	$ 9,244	$ 54,249,801	$ (514,201)	$ (627,068)	$ 4,641,996	$ 57,823,720

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Operating activities:			
Consolidated net earnings	$ 3,253,145	$ 3,555,398	$ 3,148,590
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Straight-lined rents and amortization of above and below market leases	(613,005)	(267,709)	(148,239)
Equity-based compensation awards	267,648	175,356	113,028
Depreciation and amortization	2,484,891	1,812,777	1,577,942
Earnings from unconsolidated entities, net	(307,227)	(310,872)	(404,255)
Operating distributions from unconsolidated entities	680,192	410,483	440,034
Increase in operating receivables from unconsolidated entities	(82,375)	(63,947)	(14,223)
Amortization of debt discounts and debt issuance costs, net	74,589	23,736	8,656
Gains on dispositions of development properties and land, net	(462,270)	(597,745)	(817,017)
Gains on other dispositions of investments in real estate, net	(161,039)	(589,391)	(772,570)
Unrealized foreign currency and derivative losses (gains), net	71,627	(92,201)	(173,026)
Losses (gains) on early extinguishment of debt, net	(3,275)	20,184	187,453
Deferred income tax expense	17,708	12,638	1,322
Increase in accounts receivable and other assets	(102,610)	(71,307)	(328,511)
Increase in accounts payable and accrued expenses and other liabilities	255,059	109,030	176,858
Net cash provided by operating activities	5,373,058	4,126,430	2,996,042
Investing activities:			
Real estate and other development	(3,399,114)	(3,118,379)	(2,639,872)
Real estate acquisitions	(4,195,714)	(2,492,108)	(2,320,448)
Duke Transaction, net of cash acquired	(33,009)	(92,052)	-
Tenant improvements and lease commissions on previously leased space	(388,814)	(339,234)	(329,059)
Property improvements	(303,042)	(211,358)	(169,933)
Proceeds from dispositions and contributions of real estate	1,764,322	2,063,623	4,222,290
Investments in and advances to unconsolidated entities	(284,185)	(442,366)	(798,103)
Return of investment from unconsolidated entities	348,276	76,994	58,275
Proceeds from the settlement of net investment hedges	37,113	59,281	3,305
Payments on the settlement of net investment hedges	(2,230)	(3,458)	(16,513)
Proceeds from repayment of notes receivable backed by real estate	37,000	-	-
Net cash used in investing activities	(6,419,397)	(4,499,057)	(1,990,058)
Financing activities:			
Proceeds from issuance of common stock	-	-	743
Dividends paid on common and preferred stock	(3,228,589)	(2,494,723)	(1,872,861)
Noncontrolling interests contributions	21,107	13,295	74,404
Noncontrolling interests distributions	(235,050)	(270,109)	(375,054)
Settlement of noncontrolling interests	(69,807)	(88,980)	(153,236)
Tax paid with shares withheld	(24,536)	(27,688)	(19,855)
Debt and equity issuance costs paid	(58,660)	(45,654)	(23,318)
Net proceeds from (payments on) credit facilities	(567,076)	294,164	323,336
Repurchase of and payments on debt	(272,203)	(1,381,005)	(2,560,174)
Proceeds from the issuance of debt	5,755,096	4,116,489	3,597,690
Net cash provided by (used in) financing activities	1,320,282	115,789	(1,008,325)
Effect of foreign currency exchange rate changes on cash	(22,038)	(20,796)	(39,628)
Net increase (decrease) in cash and cash equivalents	251,905	(277,634)	(41,969)
Cash and cash equivalents, beginning of year	278,483	556,117	598,086
Cash and cash equivalents, end of year	$ 530,388	$ 278,483	$ 556,117

See Note 18 for information on noncash investing and financing activities and other information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED BALANCE SHEETS
(In thousands)

		December 31,		
		2023		**2022**
ASSETS				
Investments in real estate properties	$	88,666,575	$	81,623,396
Less accumulated depreciation		10,931,485		9,036,085
Net investments in real estate properties		77,735,090		72,587,311
Investments in and advances to unconsolidated entities		9,543,970		9,698,898
Assets held for sale or contribution		461,657		531,257
Net investments in real estate		87,740,717		82,817,466
Cash and cash equivalents		530,388		278,483
Other assets		4,749,735		4,801,499
Total assets	$	**93,020,840**	$	**87,897,448**
LIABILITIES AND CAPITAL				
Liabilities:				
Debt	$	29,000,501	$	23,875,961
Accounts payable and accrued expenses		1,766,018		1,711,885
Other liabilities		4,430,601		4,446,509
Total liabilities		35,197,120		30,034,355
Capital:				
Partners' capital:				
General partner – preferred		63,948		63,948
General partner – common		53,117,776		53,173,334
Limited partners – common		848,160		843,263
Limited partners – Class A common		469,561		464,781
Total partners' capital		54,499,445		54,545,326
Noncontrolling interests		3,324,275		3,317,767
Total capital		57,823,720		57,863,093
Total liabilities and capital	$	**93,020,840**	$	**87,897,448**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per unit amounts)

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Rental	$ 6,818,542	$ 4,913,171	$ 4,147,994
Strategic capital	1,200,232	1,039,585	590,750
Development management and other	4,695	20,936	20,696
Total revenues	8,023,469	5,973,692	4,759,440
Expenses:			
Rental	1,624,793	1,205,738	1,041,316
Strategic capital	385,542	303,356	207,171
General and administrative	390,406	331,083	293,167
Depreciation and amortization	2,484,891	1,812,777	1,577,942
Other	53,354	40,336	22,435
Total expenses	4,938,986	3,693,290	3,142,031
Operating income before gains on real estate transactions, net	3,084,483	2,280,402	1,617,409
Gains on dispositions of development properties and land, net	462,270	597,745	817,017
Gains on other dispositions of investments in real estate, net	161,039	589,391	772,570
Operating income	3,707,792	3,467,538	3,206,996
Other income (expense):			
Earnings from unconsolidated entities, net	307,227	310,872	404,255
Interest expense	(641,332)	(309,037)	(266,228)
Foreign currency, derivative and other gains and other income, net	87,221	241,621	165,278
Gains (losses) on early extinguishment of debt	3,275	(20,184)	(187,453)
Total other income (expense)	(243,609)	223,272	115,852
Earnings before income taxes	3,464,183	3,690,810	3,322,848
Total income tax expense	(211,038)	(135,412)	(174,258)
Consolidated net earnings	3,253,145	3,555,398	3,148,590
Less net earnings attributable to noncontrolling interests	116,657	98,611	127,075
Net earnings attributable to controlling interests	3,136,488	3,456,787	3,021,515
Less preferred unit distributions	5,841	6,060	6,152
Net earnings attributable to common unitholders	$ 3,130,647	$ 3,450,727	$ 3,015,363
Weighted average common units outstanding – Basic	939,635	799,153	751,973
Weighted average common units outstanding – Diluted	951,791	811,608	764,762
Net earnings per unit attributable to common unitholders – Basic	$ 3.30	$ 4.28	$ 3.97
Net earnings per unit attributable to common unitholders – Diluted	$ 3.29	$ 4.25	$ 3.94

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Consolidated net earnings	$ 3,253,145	$ 3,555,398	$ 3,148,590
Other comprehensive income:			
Foreign currency translation gains, net	20,763	373,405	305,929
Unrealized gains (losses) on derivative contracts, net	(92,703)	71,639	17,542
Comprehensive income	3,181,205	4,000,442	3,472,061
Net earnings attributable to noncontrolling interests	(116,657)	(98,611)	(127,075)
Other comprehensive loss (income) attributable to noncontrolling interests	(404)	292	692
Comprehensive income attributable to common unitholders	**$ 3,064,144**	**$ 3,902,123**	**$ 3,345,678**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P.

CONSOLIDATED STATEMENTS OF CAPITAL
(In thousands)

| | General Partner | | | | Limited Partners | | | | Non-controlling | |
| | Preferred | | Common | | Common | | Class A Common | | | |
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Interests	Total
Balance at January 1, 2021	1,279	$ 63,948	739,381	$ 31,907,599	12,142	$ 523,954	8,595	$ 345,553	$ 3,483,526	$ 36,324,580
Consolidated net earnings	-	-	-	2,939,723	-	50,034	-	31,758	127,075	3,148,590
Effect of equity compensation plans	-	-	(389)	38,110	1,286	78,062	-	-	-	116,172
Capital contributions	-	-	-	-	-	-	-	-	74,404	74,404
Redemption of limited partnership units	-	-	835	37,246	(2,105)	(190,482)	-	-	-	(153,236)
Consolidation of other venture	-	-	-	-	-	-	-	-	25,759	25,759
Issuance of units related to acquisitions	-	-	-	-	1,031	130,416	-	-	-	130,416
Foreign currency translation gains (losses), net	-	-	-	298,413	-	4,982	-	3,226	(692)	305,929
Unrealized gains on derivative contracts, net	-	-	-	17,073	-	285	-	184	-	17,542
Reallocation of capital	-	-	-	(2,347)	-	133	-	2,214	-	-
Distributions ($2.52 per common unit) and other	-	-	-	(1,872,892)	-	(40,287)	-	(22,233)	(312,534)	(2,247,946)
Balance at December 31, 2021	1,279	$ 63,948	739,827	$ 33,362,925	12,354	$ 557,097	8,595	$ 360,702	$ 3,397,538	$ 37,742,210
Consolidated net earnings	-	-	-	3,364,856	-	57,620	-	34,311	98,611	3,555,398
Effect of equity compensation plans	-	-	393	66,651	1,064	121,074	-	-	-	187,725
Duke Transaction, net of issuance costs	-	-	182,661	18,553,679	2,140	217,385	-	-	2,180	18,773,244
Capital contributions	-	-	-	-	-	-	-	-	13,295	13,295
Redemption of limited partnership units	-	-	261	12,447	(918)	(101,427)	-	-	-	(88,980)
Foreign currency translation gains (losses), net	-	-	-	364,725	-	5,785	-	3,187	(292)	373,405
Unrealized gains on derivative contracts, net	-	-	-	69,919	-	1,109	-	611	-	71,639
Reallocation of capital	-	-	-	(127,134)	-	38,931	-	88,203	-	-
Distributions ($3.16 per common unit) and other	-	-	-	(2,494,734)	-	(54,311)	-	(22,233)	(193,565)	(2,764,843)
Balance at December 31, 2022	1,279	$ 63,948	923,142	$ 53,173,334	14,640	$ 843,263	8,595	$ 464,781	$ 3,317,767	$ 57,863,093
Consolidated net earnings	-	-	-	3,059,214	-	50,490	-	26,784	116,657	3,253,145
Effect of equity compensation plans	-	-	410	84,724	1,536	195,987	-	-	-	280,711
Capital contributions	-	-	-	-	-	-	-	-	32,157	32,157
Redemption of limited partnership units	-	-	839	48,357	(1,416)	(118,164)	-	-	-	(69,807)
Foreign currency translation gains, net	-	-	-	19,867	-	316	-	176	404	20,763
Unrealized losses on derivative contracts, net	-	-	-	(90,459)	-	(1,444)	-	(800)	-	(92,703)
Reallocation of capital	-	-	-	51,328	-	(52,180)	-	852	-	-
Distributions ($3.48 per common unit) and other	-	-	-	(3,228,589)	-	(70,108)	-	(22,232)	(142,710)	(3,463,639)
Balance at December 31, 2023	1,279	$ 63,948	924,391	$ 53,117,776	14,760	$ 848,160	8,595	$ 469,561	$ 3,324,275	$ 57,823,720

The accompanying notes are an integral part of these Consolidated Financial Statements.

PROLOGIS, L.P

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Operating activities:			
Consolidated net earnings	$ 3,253,145	$ 3,555,398	$ 3,148,590
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Straight-lined rents and amortization of above and below market leases	(613,005)	(267,709)	(148,239)
Equity-based compensation awards	267,648	175,356	113,028
Depreciation and amortization	2,484,891	1,812,777	1,577,942
Earnings from unconsolidated entities, net	(307,227)	(310,872)	(404,255)
Operating distributions from unconsolidated entities	680,192	410,483	440,034
Increase in operating receivables from unconsolidated entities	(82,375)	(63,947)	(14,223)
Amortization of debt discounts and debt issuance costs, net	74,589	23,736	8,656
Gains on dispositions of development properties and land, net	(462,270)	(597,745)	(817,017)
Gains on other dispositions of investments in real estate, net	(161,039)	(589,391)	(772,570)
Unrealized foreign currency and derivative losses (gains), net	71,627	(92,201)	(173,026)
Losses (gains) on early extinguishment of debt, net	(3,275)	20,184	187,453
Deferred income tax expense	17,708	12,638	1,322
Increase in accounts receivable and other assets	(102,610)	(71,307)	(328,511)
Increase in accounts payable and accrued expenses and other liabilities	255,059	109,030	176,858
Net cash provided by operating activities	5,373,058	4,126,430	2,996,042
Investing activities:			
Real estate and other development	(3,399,114)	(3,118,379)	(2,639,872)
Real estate acquisitions	(4,195,714)	(2,492,108)	(2,320,448)
Duke Transaction, net of cash acquired	(33,009)	(92,052)	-
Tenant improvements and lease commissions on previously leased space	(388,814)	(339,234)	(329,059)
Property improvements	(303,042)	(211,358)	(169,933)
Proceeds from dispositions and contributions of real estate	1,764,322	2,063,623	4,222,290
Investments in and advances to unconsolidated entities	(284,185)	(442,366)	(798,103)
Return of investment from unconsolidated entities	348,276	76,994	58,275
Proceeds from the settlement of net investment hedges	37,113	59,281	3,305
Payments on the settlement of net investment hedges	(2,230)	(3,458)	(16,513)
Proceeds from repayment of notes receivable backed by real estate	37,000	-	-
Net cash used in investing activities	(6,419,397)	(4,499,057)	(1,990,058)
Financing activities:			
Proceeds from issuance of common partnership units in exchange for contributions from Prologis, Inc.	-	-	743
Distributions paid on common and preferred units	(3,320,929)	(2,571,267)	(1,935,381)
Noncontrolling interests contributions	21,107	13,295	74,404
Noncontrolling interests distributions	(142,710)	(193,565)	(312,534)
Redemption of common limited partnership units	(69,807)	(88,980)	(153,236)
Tax paid with shares of the Parent withheld	(24,536)	(27,688)	(19,855)
Debt and equity issuance costs paid	(58,660)	(45,654)	(23,318)
Net proceeds from (payments on) credit facilities	(567,076)	294,164	323,336
Repurchase of and payments on debt	(272,203)	(1,381,005)	(2,560,174)
Proceeds from the issuance of debt	5,755,096	4,116,489	3,597,690
Net cash provided by (used in) financing activities	1,320,282	115,789	(1,008,325)
Effect of foreign currency exchange rate changes on cash	(22,038)	(20,796)	(39,628)
Net increase (decrease) in cash and cash equivalents	251,905	(277,634)	(41,969)
Cash and cash equivalents, beginning of year	278,483	556,117	598,086
Cash and cash equivalents, end of year	$ 530,388	$ 278,483	$ 556,117

See Note 18 for information on noncash investing and financing activities and other information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

<p style="text-align:center">PROLOGIS, INC. AND PROLOGIS, L.P.</p>

<p style="text-align:center">NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS</p>

NOTE 1. DESCRIPTION OF THE BUSINESS

Prologis, Inc. (or the "Parent") commenced operations as a fully integrated real estate company in 1997, elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code" or "IRC"), and believes the current organization and method of operation will enable it to maintain its status as a REIT. The Parent is the general partner of Prologis, L.P. (or the "Operating Partnership" or "OP"). Through the OP, we are engaged in the ownership, acquisition, development and management of logistics facilities with a focus on key markets in 19 countries on four continents. We invest in real estate through wholly owned subsidiaries and other entities through which we co-invest with partners and investors. We maintain a significant level of ownership in these co-investment ventures, which may be consolidated or unconsolidated based on our level of control of the entity. Our current business strategy consists of two operating business segments: Real Estate (Rental Operations and Development) and Strategic Capital. Our Real Estate Segment represents the ownership, leasing and development of logistics properties. Our Strategic Capital Segment represents the management of properties owned by our unconsolidated co-investment ventures and other ventures. See Note 17 for further discussion of our business segments. Unless otherwise indicated, the Notes to the Consolidated Financial Statements apply to both the Parent and the OP. The terms "the Company," "Prologis," "we," "our" or "us" means the Parent and OP collectively.

For each share of preferred or common stock the Parent issues, the OP issues a corresponding preferred or common partnership unit, as applicable, to the Parent in exchange for the contribution of the proceeds from the stock issuance. At December 31, 2023, the Parent owned a 97.58% common general partnership interest in the OP and substantially all of the preferred units in the OP. The remaining 2.42% common limited partnership interests, which include Class A common limited partnership units ("Class A Units") in the OP, are owned by unaffiliated investors and certain current and former directors and officers of the Parent. Each partner's percentage interest in the OP is determined based on the number of OP units held, including the number of OP units into which Class A Units are convertible, compared to total OP units outstanding at each period end and is used as the basis for the allocation of net income or loss to each partner. At the end of each reporting period, a capital adjustment is made in the OP to reflect the appropriate ownership interest for each of the common unitholders. These adjustments are reflected in the line items *Reallocation of Equity* in the Consolidated Statements of Equity of the Parent and *Reallocation of Capital* in the Consolidated Statements of Capital of the OP.

As the sole general partner of the OP, the Parent has complete responsibility and discretion in the day-to-day management and control of the OP and we operate the Parent and the OP as one enterprise. The management of the Parent consists of the same members as the management of the OP. These members are officers of the Parent and employees of the OP or one of its subsidiaries. As general partner with control of the OP, the Parent is the primary beneficiary and therefore consolidates the OP. Because the Parent's only significant asset is its investment in the OP, the assets and liabilities of the Parent and the OP are the same on their respective financial statements.

Information with respect to the square footage, number of buildings and acres of land is unaudited.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying Consolidated Financial Statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and are presented in our reporting currency, the U.S. dollar. Intercompany transactions with consolidated entities have been eliminated.

Consolidation. We consolidate all entities that are wholly owned and those in which we own less than 100% of the equity but control the entity, as well as any variable interest entities ("VIEs") in which we are the primary beneficiary. We evaluate our ability to control an entity and whether the entity is a VIE and we are the primary beneficiary through consideration of substantive terms of the arrangement to identify which enterprise has the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses and the right to receive benefits from the entity.

For entities that are not defined as VIEs, we first consider whether we are the general partner or the limited partner (or the equivalent in such investments that are not structured as partnerships). We consolidate entities in which we are the general partner and the limited partners in such entities that do not have rights that would preclude control. For entities in which we are the general partner but do not control the entity as the other partners hold substantive participating or kick-out rights, we apply the equity method of accounting since, as the general partner, we have the ability to exercise significant influence over the operating and financial policies of the venture. For ventures for which we are a limited partner, or our investment is in an entity that is not structured similar to a partnership, we consider factors such as ownership interest, voting control, authority to make decisions and contractual and substantive participating rights of the partners. In instances where the factors indicate that we have a controlling financial interest in the venture, we consolidate the entity. In instances where we do not have a controlling interest in the venture, we apply the equity method of accounting when the factors indicate we have the ability to exercise significant influence over the venture.

Use of Estimates. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout the Consolidated Financial Statements, different assumptions and estimates could materially impact our reported results.

Foreign Operations. The U.S. dollar is the functional currency for our consolidated subsidiaries and unconsolidated entities operating in the U.S. and Mexico. The functional currency for our consolidated subsidiaries and unconsolidated entities operating in other countries is the principal currency in which the entity's assets, liabilities, income and expenses are denominated, which may be different from the local currency of the country of incorporation or where the entity conducts its operations. The functional currencies of entities outside of the U.S. and Mexico generally include the Brazilian real, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, Singapore dollar and Swedish krona. We take part in business transactions denominated in these and other local currencies where we operate.

For our consolidated subsidiaries whose functional currency is not the U.S. dollar, we translate their financial statements into U.S. dollars at the time we consolidate those subsidiaries' financial statements. Generally, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. The resulting translation adjustments are included in *Accumulated Other Comprehensive Income (Loss)* ("*AOCI/L*") in the Consolidated Balance Sheets. Certain balance sheet items, principally equity and capital-related accounts, are reflected at the historical exchange rate. Income statement accounts are translated using the average exchange rate for the period; income statement accounts that represent significant nonrecurring transactions are translated at the rate in effect at the date of the transaction. We translate our share of the net income or loss of our unconsolidated entities at the average exchange rate for the period other than significant nonrecurring transactions of the unconsolidated entities which are translated at the rate in effect at the date of the transaction.

We and certain of our consolidated subsidiaries have intercompany and third-party debt that is not denominated in the entity's functional currency. When the debt is remeasured against the functional currency of the entity, a gain or loss can result. The resulting adjustment is reflected in *Foreign Currency, Derivative and Other Gains and Other Income, Net* in the Consolidated Statements of Income, unless it is intercompany debt that is deemed to be long-term in nature or third-party debt that has been designated as a nonderivative net investment hedge and then the adjustment is recorded as a cumulative translation adjustment in *AOCI/L*.

Acquisitions. We apply a screen test to evaluate if substantially all the fair value of the acquired property is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. As the fair value of most of our real estate acquisitions is concentrated in either a single identifiable asset or a group of similar identifiable assets, our real estate transactions are generally accounted for as asset acquisitions, which permits the capitalization of transaction costs to the basis of the acquired property. We measure the real estate assets acquired through an asset acquisition based on their cost or total consideration exchanged. The difference between the cost and the estimated fair value (excess or bargain consideration) is allocated to the real estate properties and related lease intangibles on a relative fair value basis. All other assets and liabilities assumed, including debt, and real estate assets that we intend to sell in the next twelve months are recorded at fair value. At a property level, we allocate the fair value to the components which include building, land, improvements and intangible assets or liabilities related to acquired leases. Purchase price allocations for a business combination are recorded at fair value.

When we obtain control of an unconsolidated entity and the acquisition qualifies as a business combination, we account for the acquisition in accordance with the guidance for a business combination achieved in stages. We remeasure our previously held interest in the unconsolidated entity at its acquisition-date fair value and recognize any resulting gain or loss in earnings.

We allocate the purchase price using principally Level 2 and Level 3 inputs (further defined in Fair Value Measurements below) as follows:

Investments in Real Estate Properties. We value operating properties as if vacant. We estimate fair value by applying an income approach methodology using either a discounted cash flow analysis or applying a capitalization rate to the estimated net operating income, defined as rental revenues less rental expenses, of a property. Key assumptions include market rents and rent growth, and discount and capitalization rates. Estimates of future cash flows are based on a number of factors including historical operating results, known trends and market and economic conditions. We determine the discount or capitalization rate by market, based on recent transactions and other market data and adjust if necessary, based on the property characteristics. The fair value of land is generally based on relevant market data, such as a comparison of the subject site to similar parcels that have recently been sold or are currently being offered on the market for sale. At a property level, we allocate the fair value to building, land and improvements.

Lease Intangibles. We determine the portion of the purchase price related to acquired in-place leases as intangible assets and liabilities as follows:

- *Above and Below Market Leases*. We recognize an asset or liability for acquired leases with in-place rents that are higher or lower than our estimate of current market rents in each of the applicable markets. The above or below market lease intangibles are valued using a discounted cash flow approach through which we recognize the present value of the difference in cash flows between in-place and market rents. The value is recorded in either *Other Assets* or *Other Liabilities*, as appropriate, and is amortized over the remaining term of the respective leases, including any bargain renewal options, to rental revenues.

- *Foregone Rent.* We calculate the value of the revenue and recovery of costs which would be foregone during a reasonable lease-up period, if the space was vacant, in each of the applicable markets. The values are recorded in *Other Assets* and amortized over the remaining life of the respective leases to amortization expense.

- *Leasing Commissions.* We recognize an asset for leasing commissions based on our estimate of the cost to lease space in the applicable markets. The value is recorded in *Other Assets* and amortized over the remaining life of the respective leases to amortization expense.

Investments in Unconsolidated Entities. We estimate the fair value of the entity by using similar valuation methods as those used for the consolidated real estate properties and debt. We apply our ownership percentage to the estimated net asset value of the entity to determine the fair value of our investment.

Debt. We estimate the fair value of debt based on contractual future cash flows discounted using borrowing spreads and market interest rates that would be available to us for the issuance of debt with similar terms and remaining maturities. In the case of publicly traded debt, we estimate the fair value based on available market data. Any discount or premium to the principal amount is included in the carrying value and amortized to interest expense over the remaining term of the related debt using the effective interest method.

Noncontrolling Interests. We estimate the portion of the fair value of the net assets owned by third parties based on the fair value of the consolidated net assets, principally real estate properties and debt.

Working Capital. We estimate the fair value of other acquired assets and assumed liabilities using the best information available.

Fair Value Measurements. The objective of fair value is to determine the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). We estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize on disposition. The fair value hierarchy consists of three broad levels:

- Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

- Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 — Unobservable inputs for the asset or liability.

Fair Value Measurements on a Recurring Basis. We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. We determine the fair value of our derivative financial instruments using widely accepted valuation techniques. The technique utilized depends on the type of derivative financial instrument being valued, principally foreign currency contracts and interest rate contracts, and involves the contractual term of the derivative, observable market-based inputs and implied volatilities.

We determine the fair values of our interest rate contracts using a market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments through a discounted cash flow analysis. We base the variable cash payments on an expectation of future interest rates, or forward curves, derived from observable market interest rate curves through the contractual term of the debt. We determine the fair values of our foreign currency contracts by comparing the contracted forward exchange rate to the current market exchange rate. We build a foreign exchange forward curve to determine the foreign exchange forward rate that pertains to the specific maturity date. Using this foreign exchange forward rate, spot rates and the interest rate curve of the domestic currency as inputs, we calculate the mark-to-market value of the foreign currency contract.

We incorporate credit valuation adjustments to appropriately reflect nonperformance risk for us and the respective counterparty in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

We have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy. Although the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties, we assess the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives.

Fair Value Measurements on a Nonrecurring Basis. Assets measured at fair value on a nonrecurring basis generally consist of real estate assets and investments in unconsolidated entities that were subject to impairment charges due to our evaluation of recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. As discussed below, our analysis of recoverability is primarily triggered based on the shortening of the expected hold period due to our change in intent to sell a property in the near term. We estimate the fair value of our investments based on expected sales prices in the market (Level 2) or by applying an income approach methodology using a discounted cash flow analysis (Level 3).

Fair Value of Financial Instruments. We estimate the fair value of our senior notes for disclosure purposes based on quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimate the fair value of our credit facilities, term loans, secured mortgage debt and other debt by discounting the future cash flows using rates and borrowing spreads currently available to us (Level 3).

Real Estate Assets. Real estate assets are carried at depreciated cost. We capitalize costs incurred in developing, redeveloping and improving real estate assets as part of the investment basis. We expense costs for repairs and maintenance as incurred.

Depreciation and Amortization. We charge the depreciable portions of real estate assets to depreciation expense on a straight-line basis over the respective estimated useful lives. Depreciation on development buildings commences when the asset is ready for its intended use, which we define as the earlier of when a property that was developed has been completed for one year, or is 90% occupied. We generally use the following useful lives: 5 to 7 years for capital improvements, 10 years for standard tenant improvements, 15 to 25 years for depreciable land improvements, 25 to 40 years for operating properties acquired based on the age of the building and 40 years for operating properties we develop. We depreciate building improvements on land parcels subject to land leases over the shorter of the estimated life of the building improvement or the contractual term of the underlying land lease. Capitalized leasing costs are amortized over the estimated remaining lease term. The weighted average lease term for leases that commenced during 2023, based on square feet, was 66 months.

Capitalization of Costs. During the land development and construction periods of qualifying projects, we capitalize interest costs, insurance, real estate taxes and general and administrative costs of the personnel performing the development; if such costs are incremental and identifiable to a specific activity to ready the asset for its intended use. We capitalize transaction costs related to the acquisition of land for future development and operating properties that qualify as asset acquisitions. We capitalize incremental, third-party costs incurred to successfully originate a lease that result directly from obtaining a lease and would not have been incurred if the lease had not been obtained. Leasing costs that meet the requirements for capitalization are presented as a component of *Other Assets* and all other capitalized costs are included in the investment basis of the real estate assets.

Recoverability of Real Estate Assets. We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. This assessment is primarily triggered based on the shortening of the expected hold period due to a change in our intent to sell a property in the near term. We have processes to monitor our intent with regard to our investments and the estimated disposition value in comparison to the current carrying value. If our assessment of potential triggering events indicates that the carrying value of a property that we expect to sell in the near term is not recoverable, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the property. We determine the fair value of the property based on the estimated proceeds from disposition that are based on quoted market values, third-party appraisals or discounted cash flow models that utilize the future net operating income from the property and expected market capitalization rates. The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. Changes in economic and operating conditions could impact our intent and the assumptions used in determining the fair value that could result in future impairment.

At least annually or more frequently given the presence of a triggering event, we assess the recoverability of our assets based on our intent as follows:

- for real estate properties that we intend to hold long-term; including land held for development, properties currently under development and operating properties; recoverability is assessed based on the estimated undiscounted future net operating income from the property and the terminal value, including anticipated costs to develop;

- for real estate properties we intend to sell, including properties currently under development and operating properties; recoverability is assessed based on estimated proceeds from disposition that are based on the future net operating income from the property, expected market capitalization rates and anticipated costs to develop;

- for land parcels we intend to sell, recoverability is assessed based on the estimated proceeds from disposition; and

- for costs incurred related to the potential acquisition of land and operating properties and future development projects, recoverability is assessed based on the probability that the acquisition or development is likely to occur at the measurement date.

Assets Held for Sale or Contribution. We classify a property as held for sale or contribution when certain criteria are met in accordance with GAAP. Assets classified as held for sale are expected to be sold to a third party and assets classified as held for contribution are generally newly developed assets we intend to contribute to an unconsolidated co-investment venture within twelve months. When the criteria are met, the respective assets and liabilities are presented separately in the Consolidated Balance Sheets and depreciation is not recognized. Assets held for sale or contribution are reported at the lower of carrying amount or estimated fair value less costs to sell.

Investments in Unconsolidated Entities. We present our investments in certain entities generally under the equity method. We use the equity method when we have the ability to exercise significant influence over operating and financial policies of the venture but do not have control of the entity. Under the equity method, we initially recognize these investments (including advances) in the balance sheet at our cost, including formation costs and net of deferred gains from the contribution of properties (recognized prior to January 1, 2018), if applicable. The transaction costs related to the formation of equity method investments are also capitalized. We subsequently adjust the accounts to reflect our proportionate share of net earnings or losses recognized and accumulated other comprehensive income or loss, distributions received, contributions made, sales and redemptions of our investments and certain other adjustments, as appropriate. When circumstances indicate there may have been a reduction in the value of an equity investment, we evaluate whether the loss in value is other than temporary. If we conclude it is other than temporary, we recognize an impairment charge to reflect the equity investment at fair value.

With regard to distributions from unconsolidated entities, we have elected the nature of distribution approach as the information is available to us to determine the nature of the underlying activity that generated the distributions. In accordance with the nature of distribution approach, cash flows generated from the operations of an unconsolidated entity are classified as a return on investment (cash inflow from operating activities) and cash flows that are generated from property sales, debt refinancing or sales and redemptions of our investments are classified as a return of investment (cash inflow from investing activities).

Cash and Cash Equivalents. We consider all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. We invest our cash with high-credit quality institutions both domestically and internationally. Cash balances may be invested in money market accounts that are not insured. We have not realized any losses of such cash investments or accounts and believe that we are not exposed to any significant credit risk.

Derivative Financial Instruments. We primarily hedge our foreign currency risk by borrowing in the currencies in which we invest. We may use derivative financial instruments, primarily foreign currency contracts to manage foreign currency exchange rate risk related to both our foreign investments and the related earnings. In addition, we occasionally use interest rate contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows, principally related to variable-rate debt and in anticipation of fixed-rate debt issuances.

We do not use derivative financial instruments for trading or speculative purposes. Each derivative transaction is customized and not exchange-traded. We recognize all derivatives at fair value within the line items *Other Assets* or *Other Liabilities*. We do not net our derivative position by counterparty for purposes of balance sheet presentation and disclosure. Management reviews our derivative positions, overall risk management strategy and hedging program, on a regular basis. We only enter into transactions that we believe will be highly effective at offsetting the underlying risk. Our use of derivatives involves the risk that counterparties may default on a derivative contract; therefore we: (i) establish exposure limits for each counterparty to minimize this risk and provide counterparty diversification; (ii) contract with counterparties that have long-term credit ratings of single-A or better; (iii) enter into master agreements that generally allow for netting of certain exposures; thereby significantly reducing the actual loss that would be incurred should a counterparty fail to perform its contractual obligations; and (iv) set minimum credit standards that become more stringent as the duration of the derivative financial instrument increases. Based on these factors, we consider the risk of counterparty default to be minimal.

Designated Derivatives. We may choose to designate our derivative financial instruments, generally foreign currency contracts to hedge our net investment in foreign operations or generally interest rate contracts to hedge future interest payments on variable debt and anticipated fixed-rate debt issuances. At inception of the transaction, we formally designate and document the derivative financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. We formally assess both at inception and at least quarterly thereafter, the effectiveness of our hedging transactions. Due to the high degree of effectiveness between the hedging instruments and the underlying exposures hedged, fluctuations in the value of the derivative financial instruments will generally be offset by changes in the cash flows or fair values of the underlying exposures being hedged.

Changes in the fair value of derivatives that are designated and qualify as net investment hedges of our foreign operations or cash flow hedges are recorded in *AOCI/L*. For net investment hedges, these amounts offset the translation adjustments on the underlying net assets of our foreign investments and are recorded in *AOCI/L*. This includes debt issued in a currency that is not the same functional currency of the borrowing entity that we may designate as a nonderivative net investment hedge. We compare the net equity available from our foreign investments first to the derivative financial instruments designated as net investment hedges followed by any nonderivative net investment hedges. If the total notional amount of the derivative and nonderivative financial instruments exceeds the net equity available, that excess portion is considered unhedged and the translation of that excess portion is recognized in *Foreign Currency, Derivative and Other Gains and Other Income, Net*.

For cash flow hedges, we hedge exposure to the variability of existing cash flows and future cash flows related to variable-rate debt and anticipated fixed-rate debt issuances, respectively, typically over a period of 10 years, with a range of 5 to 30 years. We report the effective portion of the gain or loss as a component of *AOCI/*L and reclassify it to the applicable line item in the Consolidated Statements of Income, generally *Interest Expense*, over the corresponding period of the underlying hedged item. The ineffective portion of the change in fair value of a derivative financial instrument is recognized in earnings, generally *Interest Expense*, at the time the ineffectiveness occurred. To the extent the hedged forecasted interest payments on debt related to our interest rate contracts are paid off, the remaining balance in *AOCI/L* is recognized in *Interest Expense* in the Consolidated Statements of Income.

Undesignated Derivatives. We also use derivatives, such as foreign currency forwards and option contracts, that are not designated as hedges to manage foreign currency exchange rate risk related to the translation of our results of operations. The changes in fair values of these derivatives that were not designated as hedging instruments are immediately recognized in earnings within the line item *Foreign Currency, Derivative and Other Gains and Other Income, Net*. These gains or losses are generally offset by lower or higher earnings due to the translation at exchange rates that were different than our expectations. In addition, we may choose to not designate our interest rate contracts. If an interest rate contract is not designated as a hedge, the changes in fair value of this instrument is immediately recognized in earnings within the line item *Interest Expense* in the Consolidated Statements of Income.

Noncontrolling Interests. Noncontrolling interests represent the share of consolidated entities owned by third parties. We recognize each noncontrolling holder's respective share of the estimated fair value of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder's share of additional contributions, distributions and their share of the net earnings or losses of each respective consolidated entity. We allocate net income to noncontrolling interests based on the weighted average ownership interest during the period. The net income that is not attributable to us is reflected in the line item *Net Earnings Attributable to Noncontrolling Interests*. We do not recognize a gain or loss on ownership transactions with a consolidated entity that do not result in a change in control and recognize the difference between the carrying amount of the noncontrolling interest and the consideration paid or received as additional paid-in-capital.

Certain limited partnership interests, including OP units, are exchangeable into our common stock. Common stock issued upon exchange of a holder's noncontrolling interest is accounted for at the carrying value of the surrendered limited partnership interest and the difference between the carrying value and the fair value of the common stock issued is recorded to additional paid-in-capital.

Revenue Recognition.
Rental Revenues and Recoveries. We lease our operating properties to customers under agreements that are classified as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of our rental expenses are recovered from our customers, including common area maintenance, real estate taxes and insurance. Rental expenses recovered through reimbursements received from customers are recognized in *Rental Revenues* in the Consolidated Statements of Income. We generally record amounts reimbursed by our customers ("rental recoveries") as revenues in the period that the applicable expenses are incurred. We account for and present rental revenue and rental recoveries as a single component under *Rental Revenues* as the timing of recognition is the same, the pattern with which we transfer the right of use of the property and related services to the lessee are both on a straight-line basis and our leases qualify as operating leases. We perform credit analyses of our customers prior to the execution of our leases and continue these analyses for each individual lease on an ongoing basis in order to ensure the collectability of rental revenue. We recognize revenue to the extent that amounts are determined to be collectible.

Strategic Capital Revenues. Strategic capital revenues include revenues or fees we earn from the management services we provide to unconsolidated entities. These fees are determined in accordance with the terms specific to each arrangement and may include recurring fees such as asset management and property management fees or transactional fees for leasing, acquisition, development, construction, financing and tax services provided. We recognize these fees as we provide the services or on a cost basis for development fees.

We may also earn incentive returns ("promotes" or "promote revenues") directly from third-party investors in the co-investment ventures based on the cumulative returns of the venture over a three-year period or the stabilization of individual development projects owned by the venture. The returns are determined by both the operating performance and real estate valuation of the venture, including highly variable inputs such as capitalization rates, market rents, interest rates and foreign currency exchange rates. As these key inputs are highly volatile and out of our control, and such volatility can materially impact our promotes period over period, we recognize promote revenues at the end of the performance period. We include the third-party investors' share of promotes in *Strategic Capital Revenues.*

We also earn fees from ventures that we consolidate. Upon consolidation, these fees are eliminated from our earnings and the third-party investors' share of these fees are recognized as a reduction of *Net Earnings Attributable to Noncontrolling Interests.*

Development Management and Other Revenues. Development management and other revenues principally include development and construction management fees from third parties and are recognized as we provide the services or on a cost basis.

Gains on Real Estate Transactions, Net. Throughout the Notes to the Consolidated Financial Statements, *Gains on Real Estate Transactions, Net* collectively refers to *Gains on Dispositions of Development Properties and Land, Net* and *Gains on Other Dispositions of Investments in Real Estate, Net*.

We recognize gains on the disposition of real estate when control transfers to the buyer, generally when consideration and title are exchanged and the risks and rewards of ownership transfer. We recognize losses from the disposition of real estate when known.

Beginning January 1, 2018 with the adoption of the new revenue recognition guidance, we recognize the entire gain attributed to contributions of real estate properties to unconsolidated entities. We previously recognized a gain on contribution only to the extent of the third-party ownership in the unconsolidated entity acquiring the property and deferred the portion of the gain related to our ownership through a reduction to our investment in the applicable unconsolidated entity. We adjusted our proportionate share of net earnings or losses recognized in future periods to reflect the entities' recorded depreciation expense as if it were computed on our lower basis in the contributed properties rather than on the entity's basis. For deferred gains from partial sales recorded prior to the adoption of the revenue recognition standard, we continue to recognize these gains over the lives of the underlying real estate properties or at the time of disposition to a third party. If our ownership interest in an unconsolidated entity decreases and the decrease is expected to be permanent, we recognize the amounts relating to previously deferred gains to coincide with our new ownership interest.

Gains on Dispositions of Development Properties and Land, Net. We present gains separately based on the type of real estate sold or contributed. We present gains on sales to third parties or contributions to our unconsolidated co-investment ventures as *Gains on Dispositions of Development Properties and Land, Net* when the property was included in our land portfolio or when we developed the property with the intent to sell or contribute.

Gains on Other Dispositions of Investments in Real Estate, Net. We present all other gains on sales to third parties or contributions to our unconsolidated entities of primarily operating properties and other real estate transactions as *Gains on Other Dispositions of Investments in Real Estate, Net*. We also include gains or losses on the remeasurement of equity investments to fair value upon acquisition of a controlling interest if the transaction is considered the acquisition of a business and gains or losses upon the partial redemption or sale of our investment in an unconsolidated entity.

Rental Expenses. Rental expenses principally include the cost of our property management and leasing personnel, utilities, repairs and maintenance, property insurance, real estate taxes and the other costs of managing our properties. We are also a lessee of land under leases which generally meet the criteria to be accounted for as operating leases.

Strategic Capital Expenses. Strategic capital expenses generally include the direct expenses associated with the asset management of the co-investment ventures provided by our employees who are assigned to our Strategic Capital Segment and the costs of our Prologis Promote Plan ("PPP") based on earned promotes. For further discussion on the PPP, see Note 12. In addition, in order to achieve efficiencies and economies of scale, all of our property management and leasing functions are provided by property management and leasing personnel who are assigned to our Real Estate Segment. These individuals perform the property-level management and leasing of the properties in our owned and managed portfolio, which includes properties we consolidate and those we manage that are owned by the unconsolidated co-investment ventures. We allocate the costs of our property management and leasing teams to the properties we consolidate (included in *Rental Expenses*) and the properties owned by the unconsolidated co-investment ventures (included in *Strategic Capital Expenses*) by using the square feet owned by the respective portfolios.

Equity-Based Compensation. We account for equity-based compensation by measuring the cost of employee services received in exchange for an award of an equity instrument based on the fair value of the award on the grant date. We recognize the cost of the award on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, generally the vesting period.

Income Taxes. Under the IRC, to qualify as a REIT, we are required to distribute at least 90% of our taxable income, and meet certain income, asset and stockholder tests. REITs which meet these certain income, asset and stockholder tests are generally not required to pay federal income taxes if they distribute 100% of their taxable income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for the four subsequent taxable years. Even as a REIT, we may be subject to certain foreign, state and local taxes on our own income and property, and to federal income and excise taxes on our undistributed taxable income.

We have elected taxable REIT subsidiary ("TRS") status for some of our consolidated subsidiaries. This allows us to provide services that would otherwise be considered impermissible for REITs. Many of the foreign countries in which we have operations do not recognize REITs or do not accord REIT status under their respective tax laws to our entities that operate in their jurisdiction. In the U.S., we are taxed in certain states in which we operate. Accordingly, we recognize income tax expense for the federal and state income taxes incurred by our TRSs, taxes incurred in certain states and foreign jurisdictions, and interest and penalties associated with our unrecognized tax benefit liabilities.

We evaluate tax positions taken in the Consolidated Financial Statements under the interpretation for accounting for uncertainty in income taxes. As a result of this evaluation, we may recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities.

We recognize deferred income taxes in certain taxable entities. For federal income tax purposes, certain acquisitions have been treated as tax-free transactions resulting in a carry-over tax basis in assets and liabilities. For financial reporting purposes and in accordance with purchase accounting, we record all of the acquired assets and assumed liabilities based on their relative fair value at date of acquisition, as discussed above. For our taxable subsidiaries, including certain international jurisdictions, we recognize the deferred income tax liabilities that represent the tax effect of the difference between the tax basis carried over and the relative fair value of the tangible and intangible assets at date of acquisition. Any subsequent increases or decreases to the deferred income tax liability recorded in connection with these acquisitions, are reflected in earnings.

If taxable income is generated in these subsidiaries, we recognize a benefit in earnings as a result of the reversal of the deferred income tax liability previously recorded at the acquisition date and we record current income tax expense representing the entire current income tax liability. If the reversal of the deferred income tax liability results from a sale or contribution of assets, the classification of the reversal to the Consolidated Statements of Income is based on the taxability of the transaction. If the sale or contribution is of the real estate asset and results in a taxable transaction, the reversal is recorded to deferred income tax benefit. If the sale or contribution is the disposition of the entity that owns the asset, the reversal is recorded through gains.

Deferred income tax expense is generally a function of the period's temporary differences (items that are treated differently for tax purposes than for financial reporting purposes) and the utilization of tax net operating losses ("NOL") generated in prior years that had been previously recognized as deferred income tax assets. We provide for a valuation allowance for deferred income tax assets if we believe all or some portion of the deferred income tax asset may not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances that causes a change in the estimated ability to realize the related deferred income tax asset is included in deferred tax expense.

Environmental Costs. We incur certain environmental remediation costs, including cleanup costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to cleanup, litigation defense, and the pursuit of responsible third parties. We expense costs incurred in connection with operating properties and properties previously sold. We capitalize costs related to undeveloped land as development costs and record any expected future environmental liabilities at the time of acquisition. We maintain a liability for the estimated costs of environmental remediation expected to be incurred in connection with undeveloped land, acquired operating properties and properties previously sold that we adjust as appropriate as information becomes available.

Accounting Pronouncements.

New Accounting Standards Issued but not yet Adopted

Segment Reporting. In November 2023, the Financial Accounting Standards Board ("FASB") issued an accounting standard update ("ASU") to improve reportable segments disclosure requirements. The ASU requires existing annual segment disclosures to also be disclosed on an interim basis, and also requires additional disclosures around significant segment expenses and disclosures to identify the title and position of the CODM. The standard is effective for us on January 1, 2024. We do not expect the standard to have a material impact on our Consolidated Financial Statements as we anticipate the primary change will be additional disclosures in Note 17.

NOTE 3. DUKE TRANSACTION

On October 3, 2022, we acquired Duke Realty Corporation and Duke Realty Limited Partnership (collectively "Duke" or the "Duke Transaction"). Through the Duke Transaction, we acquired a portfolio primarily comprised of logistics real estate assets, including 494 industrial operating properties, aggregating 144.4 million square feet, which are highly complementary to our U.S. portfolio in terms of product quality, location and growth potential in our key markets. There was approximately 15 million square feet of non-strategic operating industrial properties acquired in the Duke Transaction for which our intent is not to operate these properties long-term. These assets are classified as *Other Real Estate Investments* in the Consolidated Balance Sheets. The portfolio also included properties under development, land for future development and investments in other ventures.

The Duke Transaction was completed for $23.2 billion through the issuance of equity based on the value of the Prologis common stock and units issued of $18.8 billion, the assumption of debt of $4.2 billion and transaction costs. In connection with the transaction, each issued and outstanding share or unit held by a Duke shareholder or unitholder was converted automatically into 0.475 shares of Prologis common stock or common units of Prologis, L.P., respectively, including shares and units under Duke's equity incentive plan that became fully vested at closing.

The aggregate equity consideration is calculated below (in millions, except price per share):

Number of Prologis shares and units issued upon conversion of Duke's shares and units at October 3, 2022		184.80
Multiplied by price of Prologis' common stock on September 30, 2022	$	101.60
Fair value of Prologis shares and units issued	**$**	**18,776**

We accounted for the Duke Transaction as an asset acquisition and as a result, the transaction costs of $239.8 million were capitalized to the basis of the acquired properties. Transaction costs included the direct costs incurred to acquire the real estate assets.

Under acquisition accounting, the total cost or total consideration exchanged is allocated to the real estate properties and related lease intangibles on a relative fair value basis. As the fair value of the properties acquired exceeded the purchase price, we allocated the bargain consideration at a property-level based on the relative fair value of the property in comparison to the total portfolio. All other assets acquired and liabilities assumed, including debt, and real estate assets that we intend to sell in the next twelve months were recorded at fair value. The total purchase price, including transaction costs, was allocated as follows (in millions):

Net investments in real estate	$	24,915
Cash and other assets		441
Debt		(4,162)
Intangible liabilities, net of intangible assets [1]		(1,457)
Accounts payable, accrued expenses and other liabilities		(719)
Noncontrolling interests		(2)
Total purchase price, including transaction costs	$	**19,016**

(1) Intangible assets of $836.6 million and intangible liabilities of $2.3 billion were included within *Other Assets* and *Other Liabilities*, respectively, in the Consolidated Balance Sheets. The acquired lease intangibles from the Duke Transaction will be amortized over the terms of the respective leases with a weighted average remaining lease term of 64 months at acquisition.

NOTE 4. REAL ESTATE

Investments in real estate properties consisted of the following at December 31 (dollars and square feet in thousands):

	Square Feet		Number of Buildings			
	2023	2022	2023	2022	2023	2022
Operating properties:						
Buildings and improvements	630,955	597,362	2,960	2,825	$ 52,626,191	$ 48,650,334
Improved land					22,809,306	20,388,461
Development portfolio, including land costs:						
Prestabilized	13,369	4,874	45	15	1,838,805	597,553
Properties under development	26,438	44,011	85	121	2,528,650	3,614,601
Land [1]					3,775,553	3,338,121
Other real estate investments [2]					5,088,070	5,034,326
Total investments in real estate properties					88,666,575	81,623,396
Less accumulated depreciation					10,931,485	9,036,085
Net investments in real estate properties					**$ 77,735,090**	**$ 72,587,311**

(1) At December 31, 2023, and 2022, our land was comprised of 8,197 and 7,188 acres, respectively.

(2) Included in other real estate investments were: (i) land parcels we own and lease to third parties; (ii) non-strategic real estate assets, primarily acquired from the Duke Transaction, that we do not intend to operate long term; (iii) non-industrial real estate assets that we intend to redevelop as industrial properties or other higher use assets; and (iv) energy assets. Energy assets include solar panels, battery storage and mobility solutions.

At December 31, 2023, we had investments in real estate assets in the U.S. and other Americas (Brazil, Canada and Mexico), Europe (Belgium, the Czech Republic, France, Germany, Hungary, Italy, the Netherlands, Poland, Slovakia, Spain, Sweden and the United Kingdom ("U.K.")) and Asia (China, Japan, and Singapore).

Acquisitions

The following table summarizes our real estate acquisition activity, excluding the Duke Transaction as discussed in Note 3 and energy assets, for the years ended December 31 (dollars and square feet in thousands):

	2023 [1]	2022	2021 [2]
Number of operating properties	85	23	31
Square feet	17,503	5,169	6,760
Acres of land	1,620	2,218	2,684
Acquisition cost of net investments in real estate, excluding other real estate investments	$ 4,194,468	$ 1,828,256	$ 2,517,644
Acquisition cost of other real estate investments	$ 101,382	$ 641,168	$ 525,499

(1)   Included in 2023 is our acquisition of a real estate portfolio comprised of 70 operating properties in the U.S., aggregating 13.8 million square feet, for cash consideration of $3.1 billion.

(2)   Included in 2021 is our acquisition of additional ownership interest in certain unconsolidated other ventures that we acquired from our partners and subsequently resulted in the consolidation of the real estate assets.

Dispositions

The following table summarizes our dispositions of net investments in real estate which include contributions to unconsolidated co-investment ventures and dispositions to third parties for the years ended December 31 (dollars and square feet in thousands):

	2023	2022	2021
Dispositions of development properties and land, net [1]			
Number of properties	22	21	41
Square feet	8,437	7,676	16,482
Net proceeds	$ 1,449,644	$ 1,398,585	$ 2,629,750
Gains on dispositions of development properties and land, net	$ 462,270	$ 597,745	$ 817,017
Other dispositions of investments in real estate, net [2]			
Number of properties	25	103	97
Square feet	2,794	8,718	20,806
Net proceeds	$ 641,214	$ 1,271,639	$ 2,536,622
Gains on other dispositions of investments in real estate, net	$ 161,039	$ 589,391	$ 772,570

(1)   The gains we recognize in *Gains on Dispositions of Development Properties and Land, Net* in the Consolidated Statements of Income are principally driven by the contribution of newly developed properties to our unconsolidated co-investment ventures and occasionally sales to a third party.

(2)   In 2023 and 2021, we sold our ownership interest in unconsolidated joint ventures. The net proceeds and gains from these transactions are included in the table.

Leases

As a Lessor

We lease our real estate properties to customers under agreements that are classified primarily as operating leases. We recognize the total minimum lease payments provided for under the leases on a straight-line basis over the lease term. Our weighted average lease term remaining was 52 months based on square feet for all leases in effect at December 31, 2023.

The following table summarizes the minimum lease payments due from our customers on leases for space in our operating properties, prestabilized and under development properties, other real estate investments and assets held for sale or contribution at December 31, 2023 (in thousands):

2024	$	4,985,561
2025		4,793,495
2026		4,250,129
2027		3,514,299
2028		2,753,907
Thereafter		10,201,357
Total	$	**30,498,748**

These amounts do not reflect future rental revenue from the renewal or replacement of existing leases and exclude reimbursements of rental expenses. These amounts also exclude rental increases that are not fixed.

As a Lessee

We had approximately 135 land and office space leases in which we were the lessee at both December 31, 2023 and 2022, which primarily qualify as operating leases with remaining lease terms of 1 to 74 years at December 31, 2023. Our lease liabilities were $597.6 million and $638.8 million at December 31, 2023, and 2022, respectively.

The following table summarizes the fixed, future minimum rental payments, excluding variable costs, for leases that had commenced at December 31, 2023, with amounts discounted at lease commencement by our incremental borrowing rates to calculate the lease liabilities of our leases (in thousands):

2024	$	75,926
2025		62,009
2026		51,669
2027		46,372
2028		38,848
Thereafter		1,110,251
Total undiscounted rental payments		1,385,075
Less imputed interest		787,512
Total lease liabilities	$	**597,563**

The weighted average remaining lease term for these leases was 30 years and 31 years at December 31, 2023, and 2022, respectively. We do not include renewal options in the lease term for calculating the lease liability unless we are reasonably certain we will exercise the option or the lessor has the sole ability to exercise the option. We assigned a collateralized interest rate to each lease based on the term of the lease and the currency in which the lease was denominated. The weighted average discount rate was 3.6% and 3.4% at December 31, 2023, and 2022, respectively.

NOTE 5. UNCONSOLIDATED ENTITIES

Summary of Investments

We have investments in entities through a variety of ventures. We co-invest in entities that own multiple properties with partners and investors and we provide asset management and property management services to these entities, which we refer to as co-investment ventures. These entities may be consolidated or unconsolidated depending on the structure, our partner's participation and other rights and our level of control of the entity. This note details our investments in unconsolidated co-investment ventures, which are related parties and accounted for using the equity method of accounting. See Note 11 for more detail regarding our consolidated investments that are not wholly owned.

We also have investments in other ventures, generally with one partner, which we generally account for using the equity method. We refer to our investments in both unconsolidated co-investment ventures and other ventures, collectively, as unconsolidated entities.

The following table summarizes our investments in and advances to unconsolidated entities at December 31 (in thousands):

		2023		2022
Unconsolidated co-investment ventures	$	8,379,265	$	8,073,927
Other ventures		1,164,705		1,624,971
Total	$	**9,543,970**	$	**9,698,898**

Unconsolidated Co-Investment Ventures

The following table summarizes our investments in the individual co-investment ventures at December 31 (dollars in thousands):

Co-Investment Venture	Ownership Percentage		Investment in and Advances to	
	2023	2022	2023	2022
Prologis Targeted U.S. Logistics Fund, L.P. ("USLF")	27.3%	26.2%	$ 2,256,939	$ 2,397,544
FIBRA Prologis [1]	45.1%	47.9%	959,421	888,710
Prologis Brazil Logistics Venture ("PBLV") and other joint ventures [2]	20.0%	20.0%	192,987	181,354
Prologis European Logistics Fund ("PELF")	25.1%	23.8%	2,098,180	1,837,615
Prologis European Logistics Partners ("PELP") [2]	50.0%	50.0%	2,027,299	1,949,002
Nippon Prologis REIT, Inc. ("NPR") [3] [4]	15.1%	15.1%	595,920	614,933
Prologis Japan Core Logistics Fund ("PJLF") [4] [5]	16.3%	-	45,736	-
Prologis China Core Logistics Fund, LP ("PCCLF")	15.5%	15.5%	80,229	92,863
Prologis China Logistics Venture I, LP, II, LP and III, LP ("Prologis China Logistics Venture") [2]	15.0%	15.0%	122,554	111,906
Total			**$ 8,379,265**	**$ 8,073,927**

(1) At December 31, 2023, we owned 520.7 million units of FIBRA Prologis that had a closing price of Ps 80.75 ($4.78) per unit on the Mexican Stock Exchange. We have granted FIBRA Prologis a right of first refusal with respect to stabilized properties that we plan to sell in Mexico.

(2) We have one partner in each of these co-investment ventures.

(3) At December 31, 2023, we owned 0.4 million units of NPR that had a closing price of ¥271,400 ($1,918) per share on the Tokyo Stock Exchange. For any properties we develop and plan to sell in Japan, we have committed to offer those properties to NPR if we determine the properties meet NPR's investment objectives.

(4) At December 31, 2023, and 2022, we had receivables from NPR and PJLF of $161.2 million and $161.4 million, respectively, related to customer security deposits that originated through a leasing company owned by us that pertain to properties previously contributed to NPR and PJLF. We have a corresponding payable to NPR's and PJLF's customers in *Other Liabilities*. These amounts are repaid to us as the leases turn over.

(5) In 2023, we formed PJLF with two investors through the initial contribution of assets for which we received cash and equity ownership. We account for our investment in PJLF under the equity method of accounting.

The amounts recognized in *Strategic Capital Revenues* and *Earnings from Unconsolidated Entities, Net* depend on the size, real estate valuations, operations and transactions of the unconsolidated co-investment ventures, the timing of revenues earned through promotes and transactional fees, as well as fluctuations in foreign currency exchange rates and our ownership interest. We recognized *Strategic Capital Expenses* for direct costs associated with the asset management of these ventures, allocated property-level management and leasing costs for the properties owned by the ventures and compensation expenses under the PPP. For additional discussion on the PPP, see Note 12.

The following table summarizes the *Strategic Capital Revenues* we recognized in the Consolidated Statements of Income related to our unconsolidated co-investment ventures for the years ended December 31 (in thousands):

	2023	2022	2021
Recurring fees	$ 450,682	$ 455,385	$ 395,765
Transactional fees	60,467	67,048	78,552
Promote revenue [1]	674,629	503,779	77,199
Total strategic capital revenues from unconsolidated co-investment ventures [2]	**$ 1,185,778**	**$ 1,026,212**	**$ 551,516**

(1) Includes promote revenue primarily earned from unconsolidated co-investment ventures in the U.S. in 2023 and Europe in 2022.

(2) These amounts exclude strategic capital revenues from other ventures.

The following table summarizes the key property information, financial position and operating information of our unconsolidated co-investment ventures on a U.S. GAAP basis (not our proportionate share) and the amounts we recognized in the Consolidated Financial Statements related to these ventures at December 31 and for the years ended December 31 (dollars and square feet in millions):

At:	U.S.		Other Americas [1]		Europe [2]		Asia		Total	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Key property information:										
Ventures	1	1	2	2	2	2	4	3	**9**	**8**
Operating properties	745	739	275	260	1,007	989	228	217	**2,255**	**2,205**
Square feet	126	123	65	60	223	219	94	89	**508**	**491**
Financial position:										
Total assets ($)	11,884	12,617	4,106	3,744	23,504	22,502	10,226	9,964	**49,720**	**48,827**
Third-party debt ($)	4,185	3,468	915	919	5,804	5,315	3,983	3,811	**14,887**	**13,513**
Total liabilities ($)	4,930	4,143	997	1,011	7,849	7,292	4,429	4,279	**18,205**	**16,725**
Our investment balance ($) [3]	2,257	2,398	1,152	1,070	4,126	3,786	844	820	**8,379**	**8,074**
Our weighted average ownership [4]	27.3%	26.2%	39.3%	41.0%	31.9%	31.0%	15.2%	15.2%	**28.1%**	**27.4%**

Operating Information:	U.S.			Other Americas [1]			Europe [2]			Asia			Total		
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
For the years ended:															
Total revenues ($)	1,315	1,182	1,039	427	383	321	1,695	1,424	1,387	654	629	653	**4,091**	**3,618**	**3,400**
Net earnings ($)	344	292	312	191	137	120	341	493	1,070	74	114	160	**950**	**1,036**	**1,662**
Our earnings from unconsolidated co-investment ventures, net ($)	95	79	82	67	47	43	112	150	214	13	19	27	**287**	**295**	**366**

(1) PBLV and our other Brazilian joint ventures are combined as one venture for the purpose of this table.

(2) In September 2022, PELF acquired a real estate portfolio that primarily included 125 industrial operating properties.

(3) Prologis' investment balance is presented at our adjusted basis. The difference between our ownership interest of a venture's equity and our investment balance at December 31, 2023, and 2022, results principally from four types of transactions: (i) deferred gains from the contribution of property to a venture prior to January 1, 2018 ($534.9 million and $546.9 million, respectively); (ii) recording additional costs associated with our investment in the venture ($91.7 million and $90.4 million, respectively); (iii) receivables, principally for fees and promotes ($199.9 million and $193.7 million, respectively); and (iv) customer security deposits retained subsequent to property contributions to NPR, as discussed above.

(4) Represents our weighted average ownership interest in all unconsolidated co-investment ventures based on each entity's contribution of total assets before depreciation, net of other liabilities.

Equity Commitments Related to Certain Unconsolidated Co-Investment Ventures

Certain unconsolidated co-investment ventures have equity commitments from us and our venture partners. Our venture partners fulfill their equity commitment with cash. We may fulfill our equity commitment through contributions of properties or cash. The commitments are generally used for the acquisition or development of properties but may be used for the repayment of debt or other general uses. The venture may obtain financing for the acquisition of properties and therefore the acquisition price of additional investments that the venture could make may be more than the equity commitment. Depending on market conditions, the investment objectives of the ventures, our liquidity needs and other factors, we may make additional contributions of properties or additional cash investments in these ventures.

At December 31, 2023, our outstanding equity commitments were $606.9 million, principally for USLF and Prologis China Logistics Venture. The equity commitments expire from 2024 to 2033 if they have not been previously called. Typically, equity commitments are used for future development and acquisitions in the unconsolidated co-investment ventures.

NOTE 6. ASSETS HELD FOR SALE OR CONTRIBUTION

We had investments in certain real estate properties that met the criteria to be classified as held for sale or contribution at December 31, 2023, and 2022. At the time of classification, these properties were expected to be sold to third parties or were recently stabilized and expected to be contributed to unconsolidated co-investment ventures within twelve months. The amounts included in *Assets Held for Sale or Contribution* in the Consolidated Balance Sheets represented real estate investment balances and the related assets and liabilities.

Assets held for sale or contribution consisted of the following at December 31 (dollars and square feet in thousands):

	2023	2022
Number of operating properties	12	21
Square feet	3,469	4,061
Total assets held for sale or contribution	$ 461,657	$ 531,257
Total liabilities associated with assets held for sale or contribution – included in *Other Liabilities*	$ 14,182	$ 4,536

NOTE 7. OTHER ASSETS AND OTHER LIABILITIES

The following table summarizes our other assets and liabilities, net of amortization and depreciation, if applicable, at December 31 (in thousands):

	2023	2022
Acquired lease intangibles, net of $1.4 billion and $1.1 billion of accumulated amortization	$ 1,010,615	$ 1,183,006
Rent leveling	914,480	715,679
Leasing commissions	749,773	650,127
Lease right-of-use assets [1]	683,707	735,430
Accounts receivable	325,698	377,996
Prepaid assets	248,597	239,483
Fixed assets	208,030	119,897
Value added taxes receivable	155,909	143,317
Derivative assets	87,319	227,236
Other notes receivable	72,730	116,537
Management contracts	10,702	11,048
Deferred income taxes	1,231	5,732
Other	280,944	276,011
Total other assets	**$ 4,749,735**	**$ 4,801,499**
Acquired lease intangibles, net of $720.1 million and $290.1 million of accumulated amortization	$ 2,206,906	$ 2,373,050
Lease liabilities [1]	597,563	638,811
Tenant security deposits	438,100	419,409
Unearned rents	319,946	305,299
Environmental liabilities	178,201	209,935
Deferred income taxes	118,682	99,757
Derivative liabilities	94,161	6,682
Indemnification liability	47,832	44,356
Value added taxes payable	33,805	15,160
Deferred income	27,423	24,481
Liabilities associated with assets held for sale or contribution	14,182	4,536
Other	353,800	305,033
Total other liabilities	**$ 4,430,601**	**$ 4,446,509**

(1)   For the amortization of the future minimum rental payments into rental expense and G&A expense on our land and office leases, respectively, refer to Note 4.

The following table summarizes the expected future amortization of leasing commissions and forgone rent (included in acquired lease intangibles above) into amortization expense and above and below market leases (included in acquired lease intangibles above) and rent leveling net assets into rental revenues, all based on the balances at December 31, 2023 (in thousands):

	Amortization Expense	Net Increase to Rental Revenues
2024	$ 391,395	$ 491,011
2025	317,912	299,106
2026	256,933	181,588
2027	199,057	102,828
2028	146,550	55,424
Thereafter	367,716	81,644
Total	**$ 1,679,563**	**$ 1,211,601**

NOTE 8. DEBT

All debt is incurred by the OP or its consolidated subsidiaries. The following table summarizes our debt at December 31 (dollars in thousands):

	2023			2022		
	Weighted Average		**Amount**	**Weighted Average**		**Amount**
	Interest Rate [1]	**Years** [2]	**Outstanding** [3]	**Interest Rate** [1]	**Years** [2]	**Outstanding** [3]
Credit facilities	5.9%	3.1	$ 979,313	4.2%	2.8	$ 1,538,461
Senior notes [4]	2.9%	10.1	25,311,647	2.3%	10.3	19,786,253
Term loans and unsecured other	2.8%	3.7	2,330,520	2.3%	4.9	2,106,592
Secured mortgage [5]	3.9%	3.4	379,021	3.0%	4.3	444,655
Total	**3.0%**	**9.3**	**$ 29,000,501**	**2.5%**	**9.2**	**$ 23,875,961**

(1)   The weighted average interest rates presented represent the effective interest rates (including amortization of debt issuance costs and noncash premiums or discounts) at the end of the period for the debt outstanding and include the impact of designated interest rate swaps, which effectively fix the interest rate on certain variable rate debt.

(2)   The weighted average years represents the remaining maturity in years on the debt outstanding at period end.

(3)   We borrow in the functional currencies of the countries where we invest. Included in the outstanding balances at December 31 were borrowings denominated in the following currencies:

	2023			2022		
	Weighted Average Interest Rate	**Amount Outstanding**	**% of Total**	**Weighted Average Interest Rate**	**Amount Outstanding**	**% of Total**
British pound sterling	2.1%	$ 1,299,628	4.5%	2.1%	$ 1,228,483	5.1%
Canadian dollar	5.0%	829,886	2.9%	4.5%	814,491	3.4%
Chinese renminbi	3.7%	241,820	0.8%	-	-	-
Euro	2.0%	10,083,601	34.8%	1.3%	7,991,301	33.5%
Japanese yen	1.0%	3,085,970	10.6%	1.0%	3,308,009	13.9%
U.S. dollar	4.1%	13,459,596	46.4%	3.6%	10,533,677	44.1%
Total	**3.0%**	**$ 29,000,501**	**100.0%**	**2.5%**	**$ 23,875,961**	**100.0%**

(4)   Senior notes are due from February 2024 to June 2061 with effective interest rates ranging from 0.3% to 5.4% at December 31, 2023.

(5)   Secured mortgage debt is due from June 2024 to September 2033 with effective interest rates ranging from 2.5% to 8.1% at December 31, 2023. The debt was principally secured by 21 operating properties, two prestabilized properties and one land parcel with an aggregate undepreciated cost of $1.1 billion at December 31, 2023.

Credit Facilities

We have a global senior credit facility (the "2022 Global Facility") with a borrowing capacity of $3.0 billion (subject to currency fluctuations). On April 5, 2023, we amended and restated our 2021 global senior credit facility (the "2021 Global Facility") as the 2023 Global Facility, increasing its borrowing capacity to $3.0 billion (subject to currency fluctuations). We may draw on both facilities in British pounds sterling, Canadian dollars, euro, Japanese yen, Mexican pesos and U.S. dollars on a revolving basis. The 2022 Global Facility is scheduled to initially mature in June 2026 and the 2023 Global Facility in June 2027; however, we can extend the maturity date for each facility by six months on two occasions, subject to the payment of extension fees. We also have the ability to increase each credit facility to $4.0 billion, subject to currency fluctuations and obtaining additional lender commitments.

We also have a Japanese yen revolver (the "Yen Credit Facility"). On August 25, 2023, we amended and restated the Yen Credit Facility, increasing its borrowing capacity by ¥3.5 billion for total commitments of ¥58.5 billion ($413.5 million at December 31, 2023). We have the ability to increase the borrowing capacity of the Yen Credit Facility to ¥75.0 billion ($530.1 million at December 31, 2023), subject to obtaining additional lender commitments. The Yen Credit Facility is initially scheduled to mature in August 2027; however, we may extend the maturity date for one year, subject to the payment of extension fees.

We refer to the 2022 Global Facility, the 2023 Global Facility and the Yen Credit Facility, collectively, as our "Credit Facilities." Pricing for the Credit Facilities, including the spread over the applicable benchmark and the rates applicable to facility fees and letter of credit fees, varies based on the public debt ratings of the OP.

Our Credit Facilities are utilized to support our cash needs for development and acquisition activities on a short-term basis. The original maturity of our borrowings under the Credit Facilities ranges from overnight to three months. The following table summarizes information about our Credit Facility activity and available liquidity (dollars in millions):

	2023		2022		2021	
Credit Facility activity for the years ended December 31:						
Weighted average daily interest rate		4.3%		1.7%		1.3%
Weighted average daily borrowings	$	411	$	519	$	60
Maximum borrowings outstanding at any month-end	$	1,587	$	1,538	$	491
Available liquidity at December 31:						
Aggregate lender commitments						
Credit Facilities	$	6,477	$	5,441	$	4,940
Less:						
Borrowings outstanding		979		1,538		491
Outstanding letters of credit		24		38		7
Current availability	$	5,474	$	3,865	$	4,442
Cash and cash equivalents		530		278		556
Total liquidity	$	6,004	$	4,143	$	4,998

Senior Notes

The senior notes are unsecured and our obligations are effectively subordinated in certain respects to any of our debt that is secured by a lien on real property, to the extent of the value of such real property. The senior notes require interest payments be made quarterly, semi-annually or annually. The majority of the senior notes are redeemable at any time at our option, subject to certain prepayment penalties. Such repurchase and other terms are governed by the provisions of indenture agreements, various note purchase agreements or trust deeds. The following table summarizes the issuances of senior notes during 2023 (principal in thousands):

Issuance Date	Aggregate Principal			Issuance Date Weighted Average		Maturity Dates
	Borrowing Currency		USD [1]	Interest Rate	Years	
January	€	1,250,000	$ 1,354,125	4.1%	13.8	January 2030 – 2043
March	$	1,200,000	$ 1,200,000	4.9%	17.7	June 2033 – 2053
May	€	750,000	$ 808,425	4.6%	10.0	May 2033
June	$	2,000,000	$ 2,000,000	5.1%	13.2	June 2028 – 2053
Total			$ 5,362,550	4.7%	13.9	

(1)   The exchange rate used to calculate into U.S. dollars was the spot rate at the settlement date.

Early Extinguishment of Debt

We repurchased, redeemed or repaid certain debt before the maturity date in an effort to reduce our borrowing costs and extend our debt maturities. As a result, the difference between the recorded debt (including premiums, discounts and related debt issuance costs) and the consideration we paid to retire the debt, including fees, was recognized as gains or losses. Fees associated with the restructuring of debt that meets the modification criteria, along with existing unamortized premium or discount and debt issuance costs, are amortized over the term of the new debt.

We recognized $3.3 million of gains and $20.2 million and $187.5 million of losses on the early extinguishment of debt in 2023, 2022 and 2021, respectively. The losses during 2021 were driven by the redemption of $1.5 billion of senior notes with a weighted average interest rate of 3.6% and stated maturities between 2024 and 2025.

Term Loans

The following table summarizes our outstanding term loans at December 31 (dollars and borrowing currency in thousands):

Term Loan	Borrowing Currency	Issuance Date	Lender Commitment at 2023		Amount Outstanding at 2023	Amount Outstanding at 2022	Interest Rate	Maturity Date
			Borrowing Currency	USD	USD	USD		
March 2017 Yen Term Loan [1]	JPY	March 2017	¥ 12,000,000	$ 84,820	$ 84,820	$ 90,994	0.9% and 1.0%	March 2027 – 2028
October 2017 Yen Term Loan	JPY	October 2017	¥ 10,000,000	$ 70,684	70,684	75,828	0.9%	October 2032
December 2018 Yen Term Loan [1]	JPY	December 2018	¥ 20,000,000	$141,368	141,368	151,656	1.2% and TIBOR + 0.7%	December 2031 – June 2033
January 2019 Yen Term Loan [1]	JPY	January 2019	¥ 15,000,000	$106,026	106,026	113,742	TIBOR + 0.5% to 0.6%	January 2028 – 2030
March 2019 Yen Term Loan	JPY	March 2019	¥ 85,000,000	$600,812	600,812	644,540	TIBOR + 0.4%	March 2026
June 2022 Yen Term Loan [1]	JPY	June 2022	¥ 25,000,000	$176,710	176,710	189,570	1.1% and 1.2%	June 2032 – 2034
2022 Canadian Term Loan [2]	CAD	August 2022	C$ 300,000	$226,403	226,403	221,593	CDOR + spread	August 2025
2022 U.S. Dollar Term Loan	USD	October 2022	$ 500,000	$500,000	500,000	500,000	SOFR + 0.8%	March 2025
December 2022 Yen Term Loan	JPY	December 2022	¥ 15,000,000	$106,026	106,026	113,742	1.4%	December 2033
2023 Yen Term Loan	JPY	April 2023	¥ 10,000,000	$ 70,684	70,684	-	1.5%	April 2031
2023 Chinese Term Loan [1]	CNH	September 2023	CN¥ 1,720,000	$242,845	242,845	-	3.5% and 3.6%	September 2024 – 2026
Subtotal					2,326,378	2,101,665		
Debt issuance costs, net					(4,683)	(5,007)		
Total term loans					**$ 2,321,695**	**$ 2,096,658**		

(1) This term loan includes more than one lender commitment each bearing a different interest rate and maturity date.

(2) Our term loan in Canada ("2022 Canadian Term Loan") bears interest at the Canadian Dollar Offered Rate ("CDOR") plus a spread over the applicable benchmark. As the CDOR interest rate will transition to the Canadian Overnight Repo Rate Average prior to June 28, 2024, we anticipate modifying the interest rate on this loan prior to this transition and do not expect it to have a material impact on our Consolidated Financial Statements.

Long-Term Debt Maturities

Scheduled principal payments due on our debt for each year through the period ended December 31, 2028, and thereafter were as follows at December 31, 2023 (in thousands):

Maturity	Unsecured			Secured Mortgage	Total
	Credit Facilities	Senior Notes	Term Loans and Other		
2024 [1] [2]	$ -	$ 331,500	$ 101,656	$ 97,363	$ 530,519
2025 [3]	-	35,342	727,338	177,442	940,122
2026 [4]	355,000	1,317,668	742,053	3,980	2,418,701
2027 [5]	624,313	1,741,171	50,535	4,156	2,420,175
2028	-	2,589,430	104,612	3,041	2,697,083
Thereafter	-	19,876,190	608,418	86,094	20,570,702
Subtotal	979,313	25,891,301	2,334,612	372,076	29,577,302
Unamortized premiums (discounts), net	-	(465,832)	591	7,936	(457,305)
Unamortized debt issuance costs, net	-	(113,822)	(4,683)	(991)	(119,496)
Total	**$ 979,313**	**$ 25,311,647**	**$ 2,330,520**	**$ 379,021**	**$ 29,000,501**

(1) We expect to repay the amounts maturing in the next twelve months with cash generated from operations, proceeds from dispositions of real estate properties, or as necessary, with additional borrowings.

(2)   Included in the 2024 maturities was the 2023 Chinese Term Loan ($101.7 million at December 31, 2023) that can be extended until 2026, subject to the prevailing interest rate at the time of extension.

(3)   Included in the 2025 maturities was the 2022 Canadian Term Loan ($226.4 million at December 31, 2023) that can be extended until 2027.

(4)   Included in the 2026 maturities was the 2022 Global Facility ($355.0 million at December 31, 2023) that can be extended until 2027.

(5)   Included in the 2027 maturities was the 2023 Global Facility ($624.3 million at December 31, 2023) that can be extended until 2028.

Interest Expense

The following table summarizes the components of interest expense for the years ended December 31 (in thousands):

	2023 [1]	2022	2021
Gross interest expense	$ 683,363	$ 345,398	$ 299,115
Amortization of debt discounts (premiums), net	51,980	6,602	(7,478)
Amortization of debt issuance costs, net	22,609	17,134	16,134
Interest expense before capitalization	$ 757,952	$ 369,134	$ 307,771
Capitalized amounts	(116,620)	(60,097)	(41,543)
Net interest expense	**$ 641,332**	**$ 309,037**	**$ 266,228**
Total cash paid for interest, net of amounts capitalized	**$ 457,021**	**$ 234,131**	**$ 278,861**

(1)   Interest expense increased in 2023, as compared to 2022, principally due to the financing of acquisition and development activity through the issuance of senior notes in 2023, the assumption of $4.2 billion of debt in the Duke Transaction which was marked to fair value in October 2022 and higher interest rates on new issuances and our credit facilities. We issued $5.4 billion of senior notes during 2023 and $3.3 billion during 2022, with a weighted average interest rate of 4.7% and 2.3%, respectively, at the issuance date.

Financial Debt Covenants

Our senior notes, term loans and Credit Facilities outstanding at December 31, 2023 were subject to certain financial covenants under their related documents. At December 31, 2023, we were in compliance with all of our financial debt covenants.

Guarantee of Finance Subsidiary Debt

We have finance subsidiaries as part of our operations in Europe (Prologis Euro Finance LLC), Japan (Prologis Yen Finance LLC) and the U.K. (Prologis Sterling Finance LLC) in order to mitigate our foreign currency risk by borrowing in the currencies in which we invest. These entities are 100% indirectly owned by the OP and all unsecured debt issued or to be issued by each entity is or will be fully and unconditionally guaranteed by the OP. There are no restrictions or limits on the OP's ability to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 13-01 of Regulation S-X, the separate financial statements of Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC are not provided.

NOTE 9. STOCKHOLDERS' EQUITY OF PROLOGIS, INC.

Shares Authorized

At December 31, 2023, 2.1 billion shares were authorized to be issued by the Parent, of which 2.0 billion shares represent common stock and 0.1 billion shares represent preferred stock. Our board of directors (the "Board") may, without stockholder approval, classify or reclassify any unissued shares of our stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of such shares.

Common Stock

Our at-the-market program allows us to sell up to $1.5 billion in aggregate gross sales proceeds of shares of common stock through twenty designated agents. These agents earn a fee of up to 2% of the gross sales price per share of common stock as agreed to on a transaction-by-transaction basis. We have not issued any shares of common stock under this program.

On October 3, 2022, we issued 182.7 million common shares in the Duke Transaction. See Note 3 for more detail on these transactions.

Under the 2020 Long-Term Incentive Plan, certain of our employees and outside directors are able to participate in equity-based compensation plans. See Note 12 for additional information on equity-based compensation plans.

We may also issue common stock upon redemption of common limited partnership units in the OP.

Share Purchase Program

We have a share purchase program for the repurchase of outstanding shares of our common stock on the open market or in privately negotiated transactions for an aggregate purchase price of up to $1.0 billion. During 2021, 2022 and 2023, we did not purchase any common stock of Prologis, Inc. in connection with our share purchase program.

Preferred Stock

At December 31, 2023 and 2022 our Series Q preferred stock outstanding had a dividend rate of 8.54% and will be redeemable at our option on or after November 13, 2026. Holders have, subject to certain conditions, limited voting rights and all holders are entitled to receive cumulative preferential dividends based on liquidation preference. The dividends are payable quarterly when, and if, they have been declared by the Board, out of funds legally available for the payment of dividends.

Ownership Restrictions

For us to qualify as a REIT, five or fewer individuals may not own more than 50% of the value of our outstanding stock at any time during the last half of our taxable year. Therefore, our charter restricts beneficial ownership (or ownership generally attributed to a person under the REIT rules), by a person, or persons acting as a group, of issued and outstanding common and preferred stock that would cause that person to own or be deemed to own more than 9.8% (by value or number of shares, whichever is more restrictive) of our issued and outstanding common stock. Furthermore, subject to certain exceptions, no person shall at any time directly or indirectly acquire ownership of more than 25% of any of the preferred stock. These provisions assist us in protecting and preserving our REIT status and protect the interests of stockholders in takeover transactions by preventing the acquisition of a substantial block of outstanding shares of stock.

Shares of stock owned by a person or group of people in excess of these limits are subject to redemption by us. The provision does not apply where a majority of the Board, in its sole and absolute discretion, waives such limit after determining that our status as a REIT for federal income tax purposes will not be jeopardized.

Dividends

To comply with the REIT requirements of the IRC, we are generally required to make common and preferred stock dividends (other than capital gain distributions) to our stockholders in amounts that together at least equal (i) the sum of (a) 90% of our "REIT taxable income" computed without regard to the dividends paid deduction and net capital gains and (b) 90% of the net income (after tax), if any, from foreclosure property; minus (ii) certain excess noncash income. Our common stock distribution policy is to distribute a percentage of our cash flow that ensures that we will meet the distribution requirements of the IRC and that allows us to also retain cash to meet other needs, such as capital improvements and other investment activities.

The taxability of our dividends for the years ended December 31, 2023, 2022 and 2021 are presented below. The taxability of dividends paid in 2023 was based on management's estimates as our tax return for the year ended December 31, 2023 has not been filed. As the statute of limitations is generally three years, our tax returns for certain years remain subject to examination and consequently the taxability of the dividends is subject to change.

In 2023, 2022 and 2021, we paid all of our dividends in cash.

The following summarizes the taxability of our common and preferred stock dividends for the years ended December 31:

	2023	2022	2021
Common Stock:			
Ordinary income	$ 3.29	$ 3.08	$ 2.45
Qualified dividend	0.00	0.02	0.00
Capital gains	0.19	0.06	0.07
Total dividend	$ 3.48	$ 3.16	$ 2.52
Preferred Stock – Series Q:			
Ordinary income	$ 4.05	$ 4.16	$ 4.15
Qualified dividend	0.00	0.02	0.01
Capital gains	0.22	0.09	0.11
Total dividend	$ 4.27	$ 4.27	$ 4.27

Common stock dividends are characterized for federal income tax purposes as ordinary income, qualified dividend, capital gains, non-taxable return of capital or a combination of the four. Common stock dividends that exceed our current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and generally reduce the stockholder's basis in the common stock. To the extent that a dividend exceeds both current and accumulated earnings and profits and the stockholder's basis in the common stock, it will generally be treated as a gain from the sale or exchange of that stockholder's common stock. At the beginning of each year, we notify our stockholders of the taxability of the common stock dividends paid during the preceding year.

Pursuant to the terms of our preferred stock, we are restricted from declaring or paying any dividend with respect to our common stock unless and until all cumulative dividends with respect to the preferred stock have been paid and sufficient funds have been set aside for dividends that have been declared for the relevant dividend period with respect to the preferred stock.

NOTE 10. PARTNERS' CAPITAL OF PROLOGIS, L.P.

Distributions paid on the common limited partnership units, and the taxability of those distributions, are similar to dividends paid on the Parent's common stock disclosed above.

On October 3, 2022, we issued 2.1 million common limited partnership units in the OP in the Duke Transaction. In 2021, we issued 1.0 million limited partnership units to our partner as partial consideration for the acquisition of additional ownership interest in an unconsolidated other venture.

We issued Class A Units in the OP through an acquisition of a portfolio of properties in 2015. The Class A Units generally have the same rights as the existing common limited partnership units of the OP, except that the Class A Units are entitled to a quarterly distribution equal to $0.64665 per unit so long as the common limited partnership units receive a quarterly distribution of at least $0.40 per unit (in the event the common limited partnership units receive a quarterly distribution of less than $0.40 per unit, the Class A Unit distribution would be reduced by a proportionate amount). Class A Units are convertible into common limited partnership units at an initial conversion rate of one-for-one. The conversion rate will be increased or decreased to the extent that, at the time of conversion, the net present value of the distributions paid with respect to the Class A Units are less or more than the distributions paid on common limited partnership units from the time of issuance of the Class A Units until the time of conversion. At December 31, 2023 and 2022, the Class A Units were convertible into 8.2 million common limited partnership units and 8.0 million common limited partnership units, respectively. The OP may redeem the Class A Units at any time after October 7, 2025, for an amount in cash equal to the then-current number of the common limited partnership units into which the Class A Units are convertible, multiplied by $43.11, subject to the holders' right to convert the Class A Units into common limited partnership units. Distributions paid to the Class A Units were $2.58660 annually during the years ended December 31, 2023, 2022 and 2021.

NOTE 11. NONCONTROLLING INTERESTS

Prologis, L.P.

We report noncontrolling interests related to several entities we consolidate but of which we do not own 100% of the equity. These entities include two real estate partnerships that have issued limited partnership units to third parties. Depending on the specific partnership agreements, these limited partnership units are redeemable for cash or, at our option, shares of the Parent's common stock, generally at a rate of one share of common stock to one limited partnership unit. We also consolidate certain entities in which we do not own 100% of the equity but the equity of these entities is not exchangeable into our common stock.

As discussed in Note 1, the Parent has complete responsibility, power and discretion in the day-to-day management of the OP. The Parent, through its majority interest, has the right to receive benefits from and incur losses of the OP. In addition, the OP does not have either substantive liquidation rights or substantive kick-out rights without cause or substantive participating rights that could be exercised by a simple majority of noncontrolling interests. The absence of such rights renders the OP as a VIE. Accordingly, the Parent is the primary beneficiary and therefore consolidates the OP.

Prologis, Inc.

The noncontrolling interests of the Parent include the noncontrolling interests described above for the OP, as well as the limited partnership units in the OP that are not owned by the Parent. The outstanding limited partnership units receive quarterly cash distributions equal to the quarterly dividends paid on our common stock pursuant to the terms of the applicable partnership agreements.

The following table summarizes these entities at December 31 (dollars in thousands):

	Our Ownership Percentage		Noncontrolling Interests		Total Assets		Total Liabilities	
	2023	2022	2023	2022	2023	2022	2023	2022
Prologis U.S. Logistics Venture	55.0%	55.0%	$ 3,147,790	$ 3,182,858	$ 7,142,889	$ 7,225,438	$ 156,303	$ 158,453
Other consolidated entities [1]	various	various	176,485	134,909	2,369,959	1,737,311	333,114	259,524
Prologis, L.P.			3,324,275	3,317,767	9,512,848	8,962,749	489,417	417,977
Limited partners in Prologis, L.P. [2][3]			1,317,721	1,308,044	-	-	-	-
Prologis, Inc.			$ 4,641,996	$ 4,625,811	$ 9,512,848	$ 8,962,749	$ 489,417	$ 417,977

(1)   Includes two partnerships that have issued limited partnership units to third parties, as discussed above, along with various other consolidated entities. The limited partnership units outstanding at December 31, 2023 and 2022 were exchangeable into cash or, at our option, 0.3 million shares of the Parent's common stock.

(2)   We had 8.6 million Class A Units at December 31, 2023 and 2022, that were convertible into 8.2 million and 8.0 million, respectively, limited partnership units of the OP at the end of each year. See Note 10 for further discussion of our Class A Units.

(3)   There were limited partnership units in the OP, excluding the Class A Units, that were exchangeable into cash or, at our option, 9.1 million and 10.0 million shares of the Parent's common stock, at December 31, 2023 and 2022, respectively. Also included are the vested OP Long-Term Incentive Plan Units ("LTIP Units") associated with our long-term compensation plans of 5.7 million and 4.6 million shares of the Parent's common stock at December 31, 2023 and 2022, respectively. See further discussion of LTIP Units in Note 12.

NOTE 12. LONG-TERM COMPENSATION

2020 Long-Term Incentive Plan

The 2020 Long-Term Incentive Plan ("2020 LTIP") provides for grants of awards to officers, directors, employees and consultants of the Parent or its subsidiaries. Awards can be in the form of: full value awards, stock appreciation rights and stock options (non-qualified options and incentive stock options). Full value awards generally consist of: (i) common stock; (ii) restricted stock units ("RSUs"); (iii) OP LTIP units ("LTIP Units") and (iv) Prologis Outperformance Plan ("POP") OP LTIP units ("POP LTIP Units"). Awards may be made under the 2020 LTIP until it is terminated by the Board or until the ten-year anniversary of the effective date of the plan.

The awards have been issued under the following components of our equity-based compensation plans and programs at December 31, 2023: (i) POP; (ii) Prologis Promote Plan ("PPP"); (iii) annual long-term incentive ("LTI") equity award program ("Annual LTI Award"); and (iv) annual bonus exchange program. Under all of these components, certain employees may elect to receive their equity award payout either in the form of RSUs or other equity of the Parent or LTIP Units of the OP.

At December 31, 2023, we had 32.7 million shares reserved or available for issuance, including 7.5 million shares of common stock to be issued upon vesting of awards previously granted and 17.7 million shares of common stock remaining available for future issuance under equity compensation plans. Each LTIP Unit and POP LTIP Unit counts as one share of common stock for purposes of calculating the limit on shares that may be issued.

Equity-Based Compensation Plans and Programs

Prologis Outperformance Plan ("POP")

We have allocated participation points or a percentage of the compensation pool to participants under our POP corresponding to three-year performance periods beginning every January 1. The fair value of the awards is measured at the grant date and amortized over the period from the grant date to the date at which the awards vest, which ranges from three to ten years. The performance hurdle ("Outperformance Hurdle") at the end of the initial three-year performance period requires our three-year compound annualized total stockholder return ("TSR") to exceed a threshold set at the three-year compound annualized TSR for the Morgan Stanley Capital International ("MSCI") US REIT Index for the same period plus 100 basis points. If the Outperformance Hurdle is met, a compensation pool will be formed equal to 3% of the excess value created, subject to a maximum as defined by each performance period. POP awards cannot be paid at a time when we meet the outperformance hurdle yet our absolute TSR is negative. If after seven years our absolute TSR has not been positive, the awards will be forfeited.

We granted participation points for the 2023 – 2025 performance period in January 2023, as discussed in the table below. The 2023 – 2025 performance period has an absolute maximum cap of $100 million. If an award is earned at the end of the initial three-year performance period, then 20% of the POP award is paid at the end of the initial performance period and the remaining 80% is subject to additional seven-year cliff vesting. The 20% that is paid at the end of the initial three-year performance period is subject to an additional three-year holding requirement.

Each participant is eligible to receive a percentage of the total compensation pool based on the number of participation points allocated to the participant, or in the case of certain executive officers, a set percentage of the compensation pool. If the performance criteria are met, the participants' points or compensation pool percentage will be paid in the form of common stock, restricted stock units, POP LTIP Units or LTIP Units, as elected by the participant. Annually, a participant may exchange their participation points or compensation pool percentage for POP LTIP Units. If the performance criteria are not met, the participants' points, compensation pool percentage and POP LTIP Units will be forfeited.

At December 31, 2023, all awards were equity classified. The grant date fair value was calculated using a Monte Carlo valuation model.

The following table details the assumptions used for each grant based on the year it was granted (dollars in thousands):

	2023	2022	2021
Risk free interest rate	4.2%	1.0%	0.2%
Prologis expected volatility	35.0%	31.0%	32.0%
MSCI US REIT Index expected volatility	31.0%	29.0%	29.0%
Grant date fair value	$ 28,300	$ 30,400	$ 30,300

Total remaining compensation cost related to the POP at December 31, 2023, was $60.3 million, prior to adjustments for capitalized amounts due to our development activities. The remaining compensation cost will be recognized through 2032, with a weighted average period of 2.7 years.

The performance criteria were met for the last three years and the absolute maximum cap was earned and awarded in January of the following year. The tables below include POP awards that were earned but are unvested while any vested awards are reflected within the Consolidated Statements of Equity and Capital.

Other Equity-Based Compensation Plans and Programs

Awards may be issued in the form of RSUs or LTIP Units at the participants' elections under the following equity-based compensation plans and programs. RSUs and LTIP Units are valued based on the market price of the Parent's common stock on the date the award is granted and the grant date value is charged to compensation expense over the service period. The service period is generally four years, except for awards under the annual bonus exchange program. Dividends and distributions are paid with respect to both RSUs and LTIP Units during the vesting period, and therefore they are considered participating securities. We do not allocate undistributed earnings to participating securities as our net earnings per share or unit would not be materially different. The value of the dividend is charged to retained earnings for RSUs and the distribution is charged to *Net Earnings Attributable to Noncontrolling Interests* in the OP for LTIP Units in the Consolidated Financial Statements of the Parent.

Prologis Promote Plan ("PPP")

Under the PPP, we establish a compensation pool for certain employees up to 40% of the third-party portion of promotes earned by Prologis from the co-investment ventures. The awards may be settled in some combination of cash and full value awards, at our election.

Annual LTI Equity Award Program ("Annual LTI Award")

The Annual LTI Award provides for grants to certain employees subject to our performance against benchmark indices that relate to the most recent year's performance.

Annual Bonus Exchange Program

Under our bonus exchange program, generally all our employees may elect to receive all or a portion of their annual cash bonus in equity. Equity awards granted through the bonus exchange are valued at a premium to the cash bonus exchanged and vest over three years, excluding certain executive officers. As certain executive officers do not receive a bonus exchange premium for participating in the bonus exchange program, the equity they receive upon exchange for their cash bonuses does not have a vesting period.

Summary of Award Activity

RSUs

Each RSU represents the right to receive one share of common stock of the Parent.

The following table summarizes the activity for RSUs for the year ended December 31, 2023 (units in thousands):

	Unvested RSUs	Weighted Average Grant Date Fair Value
Balance at January 1, 2023	1,533	$ 100.59
Granted	1,164	104.89
Vested and distributed	(553)	117.46
Forfeited	(47)	113.85
Balance at December 31, 2023	**2,097**	**$ 98.23**

The fair value of stock awards granted and vested was $122.1 million and $65.0 million for 2023, respectively, and $98.9 million and $48.6 million for 2022, respectively, based on the weighted average grant date fair value per unit.

Total remaining compensation cost related to RSUs outstanding, excluding POP, at December 31, 2023, was $119.0 million, prior to adjustments for capitalized amounts due to our development activities. The remaining compensation cost will be recognized through 2028, with a weighted average period of 1.4 years.

LTIP Units

An LTIP Unit represents a partnership interest in the OP. After vesting and the satisfaction of certain conditions, an LTIP Unit may be exchangeable for a common limited partnership unit in the OP and then redeemable for a share of common stock or cash at our option.

The following table summarizes the activity for LTIP Units for the year ended December 31, 2023 (units in thousands):

	Unvested LTIP Units	Weighted Average Grant Date Fair Value
Balance at January 1, 2023	4,214	$ 73.31
Granted	2,585	100.20
Vested LTIP Units	(1,381)	109.44
Forfeited	(39)	106.45
Balance at December 31, 2023	**5,379**	**$ 76.72**

The fair value of unit awards granted and vested was $259.0 million and $151.1 million for 2023, respectively, and $188.8 million and $84.3 million for 2022, respectively, based on the weighted average grant date fair value per unit.

Total remaining compensation cost related to LTIP Units, excluding POP, at December 31, 2023, was $189.2 million, prior to adjustments for capitalized amounts due to our development activities. The remaining compensation cost will be recognized through 2030, with a weighted average period of 1.5 years.

Other Plans

The Prologis 401(k) Plan (the "401(k) Plan") includes a matching employer contribution of $0.50 for every dollar contributed by an employee, up to 12% of the employee's annual compensation (within the statutory compensation limit). The matching employer contribution was previously up to 6% of the employee's annual compensation. In the 401(k) Plan, vesting in the matching employer contributions is based on the employee's years of service, with 100% vesting at the completion of one year of service. Our contributions under the matching provisions were $8.9 million, $8.1 million and $5.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

We have a non-qualified savings plan that allows highly compensated employees the opportunity to defer the receipt and income taxation of a certain portion of their compensation in excess of the amount permitted under the 401(k) Plan. There has been no employer matching within this plan in the three-year period ended December 31, 2023.

NOTE 13. INCOME TAXES

Components of Earnings Before Income Taxes

The following table summarizes the components of earnings before income taxes for the years ended December 31 (in thousands):

	2023	2022	2021
Domestic	$ 2,891,644	$ 2,423,809	$ 2,208,168
International	572,539	1,267,001	1,114,680
Earnings before income taxes	**$ 3,464,183**	**$ 3,690,810**	**$ 3,322,848**

Summary of Current and Deferred Income Taxes

The following table summarizes the components of the provision for income taxes for the years ended December 31 (in thousands):

	2023	2022	2021
Current income tax expense (benefit):			
U.S. federal	$ (953)	$ (6,645)	$ 58,906
International	175,121	112,489	103,488
State and local	19,162	16,930	10,542
Total current income tax expense	193,330	122,774	172,936
Deferred income tax expense (benefit):			
U.S. federal	12,936	3,359	2,895
International	4,772	9,279	(1,573)
Total deferred income tax expense	17,708	12,638	1,322
Total income tax expense	$ 211,038	$ 135,412	$ 174,258

Current Income Taxes

We recognize current income tax expense for the federal and state income taxes incurred by our TRSs and taxes incurred in certain states and foreign jurisdictions. Current income tax expense fluctuates from period to period based primarily on the timing of our taxable income. Taxable income incurred over the last three years was principally due to the following: (i) the contribution of real estate properties to our unconsolidated co-investment ventures and sales to third parties; (ii) recurring and transactional strategic capital fees earned; (iii) taxable earnings from unconsolidated co-investment ventures; and (iv) adjustments to acquired tax liabilities.

During the years ended December 31, 2023, 2022 and 2021, cash paid for income taxes, net of refunds, was $149.1 million, $130.0 million and $148.7 million, respectively.

Deferred Income Taxes

The deferred income tax expense recognized in 2023, 2022 and 2021 was principally due to changes in temporary differences and utilization of NOLs.

The following table summarizes the deferred income tax assets and liabilities at December 31 (in thousands):

	2023	2022
Gross deferred income tax assets:		
NOL carryforwards	$ 246,768	$ 229,410
Basis difference – real estate properties	48,460	94,610
Basis difference – equity investments	18,051	17,042
Section 163(j) interest limitation	1,689	2,218
Capital loss carryforward	7,161	6,903
Other – temporary differences	9,142	9,250
Total gross deferred income tax assets	331,271	359,433
Valuation allowance	(305,063)	(295,834)
Gross deferred income tax assets, net of valuation allowance	26,208	63,599
Gross deferred income tax liabilities:		
Basis difference – real estate properties	98,529	116,102
Basis difference – equity investments	43,457	40,333
Other – temporary differences	1,673	1,189
Total gross deferred income tax liabilities	143,659	157,624
Net deferred income tax liabilities	$ 117,451	$ 94,025

At December 31, 2023, we had NOL carryforwards as follows (in thousands):

	U.S.	Europe	Mexico	Japan	Other
Gross NOL carryforward	$ 72,151	$ 608,128	$ 170,656	$ 68,754	$ 32,399
Tax-effected NOL carryforward	18,345	157,593	53,622	9,219	7,989
Valuation allowance	17,741	150,836	53,622	9,219	7,989
Net deferred tax asset – NOL carryforward	$ 604	$ 6,757	$ -	$ -	$ -
Expiration periods	2024 – 2043	2024 – indefinite	2024 – 2034	2024 – 2033	2024 – indefinite

The deferred tax asset valuation allowance at December 31, 2023, was adequate to reduce the total deferred tax asset to an amount that we estimate will more likely than not be realized.

Liability for Uncertain Tax Positions

During the years ended December 31, 2023, 2022 and 2021, we believe that we had complied with the REIT requirements of the IRC. The statute of limitations for our tax returns is generally three years. As such, our tax returns that remain subject to examination would be primarily from 2020 and thereafter. Liabilities or any related settlements for uncertain tax positions for the years ended December 31, 2023, 2022 and 2021 were not material to our Consolidated Financial Statements.

NOTE 14. EARNINGS PER COMMON SHARE OR UNIT

We determine basic earnings per share or unit based on the weighted average number of shares of common stock or units outstanding during the period. We compute diluted earnings per share or unit based on the weighted average number of shares or units outstanding combined with the incremental weighted average effect from all outstanding potentially dilutive instruments.

The computation of our basic and diluted earnings per share and unit for the years ended December 31 was as follows (in thousands, except per share and unit amounts):

Prologis, Inc.	2023	2022	2021
Net earnings attributable to common stockholders – Basic	$ 3,053,373	$ 3,358,796	$ 2,933,571
Net earnings attributable to exchangeable limited partnership units [1]	77,806	92,236	82,092
Adjusted net earnings attributable to common stockholders – Diluted	**$ 3,131,179**	**$ 3,451,032**	**$ 3,015,663**
Weighted average common shares outstanding – Basic	924,351	785,675	739,363
Incremental weighted average effect on exchange of limited partnership units [1]	23,693	21,803	20,913
Incremental weighted average effect of equity awards	3,747	4,130	4,486
Weighted average common shares outstanding – Diluted [2]	**951,791**	**811,608**	**764,762**
Net earnings per share attributable to common stockholders:			
Basic	$ 3.30	$ 4.28	$ 3.97
Diluted	$ 3.29	$ 4.25	$ 3.94

Prologis, L.P.	2023	2022	2021
Net earnings attributable to common unitholders	$ 3,130,647	$ 3,450,727	$ 3,015,363
Net earnings attributable to Class A Units	(26,784)	(34,311)	(31,758)
Net earnings attributable to common unitholders – Basic	3,103,863	3,416,416	2,983,605
Net earnings attributable to Class A Units	26,784	34,311	31,758
Net earnings attributable to exchangeable other limited partnership units	532	305	300
Adjusted net earnings attributable to common unitholders – Diluted	**$ 3,131,179**	**$ 3,451,032**	**$ 3,015,663**
Weighted average common partnership units outstanding – Basic	939,635	799,153	751,973
Incremental weighted average effect on exchange of Class A Units	8,110	8,026	8,004
Incremental weighted average effect on exchange of other limited partnership units	299	299	299
Incremental weighted average effect of equity awards of Prologis, Inc.	3,747	4,130	4,486
Weighted average common units outstanding – Diluted [2]	**951,791**	**811,608**	**764,762**
Net earnings per unit attributable to common unitholders:			
Basic	$ 3.30	$ 4.28	$ 3.97
Diluted	$ 3.29	$ 4.25	$ 3.94

(1) Earnings allocated to the exchangeable OP units not held by the Parent have been included in the numerator and exchangeable common units have been included in the denominator for the purpose of computing diluted earnings per share for all periods as the per share and unit amount is the same.

(2) Our total weighted average potentially dilutive shares and units outstanding for the years ended December 31 consisted of the

following:

	2023	2022	2021
Class A Units	8,110	8,026	8,004
Other limited partnership units	299	299	299
Equity awards	7,455	6,298	6,719
Prologis, L.P.	**15,864**	**14,623**	**15,022**
Common limited partnership units	15,284	13,478	12,610
Prologis, Inc.	**31,148**	**28,101**	**27,632**

NOTE 15. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Derivative Financial Instruments

In the normal course of business, our operations are exposed to market risks, including the effect of changes in foreign currency exchange rates and interest rates. We may enter into derivative financial instruments to offset these underlying market risks. See Note 2 for our derivative financial instruments policy.

The following table presents the fair value of our derivative financial instruments recognized within *Other Assets* and *Other Liabilities* in the Consolidated Balance Sheets at December 31 (in thousands):

	2023		2022	
	Asset	Liability	Asset	Liability
Undesignated derivatives				
Foreign currency contracts				
Forwards				
Brazilian real	$ -	$ 291	$ 35	$ 494
British pound sterling	9,608	9,862	29,187	648
Canadian dollar	4,480	1,225	12,074	2
Chinese renminbi	1,630	50	657	364
Euro	19,252	8,229	51,317	2,801
Japanese yen	45,149	589	34,022	2,344
Mexican peso	-	-	-	-
Swedish krona	3,304	2,279	6,292	-
Options				
Mexican peso	1,263	-	-	-
Designated derivatives				
Foreign currency contracts				
Net investment hedges				
British pound sterling	1,759	7,030	23,534	-
Canadian dollar	756	5,608	24,552	-
Interest rate contracts				
Cash flow hedges				
Euro	118	27,034	44,982	-
U.S. dollar	-	31,964	584	29
Total fair value of derivatives	$ 87,319	$ 94,161	$ 227,236	$ 6,682

Undesignated Derivative Financial Instruments

Foreign Currency Contracts

The following table summarizes the activity of our undesignated foreign currency contracts for the years ended December 31 (in millions, except for weighted average forward rates and number of active contracts):

	2023						2022						2021					
	CAD	EUR	GBP	JPY	Other	Total	CAD	EUR	GBP	JPY	Other	Total	CAD	EUR	GBP	JPY	Other	Total
Notional amounts at January 1 ($)	283	601	349	331	81	1,645	175	749	383	250	105	1,662	163	474	207	252	66	1,162
New contracts ($)	15	173	192	140	(10)	510	172	658	264	181	92	1,367	225	437	308	76	91	1,137
Matured, expired or settled contracts ($)	(85)	(250)	(99)	(87)	(15)	(536)	(64)	(806)	(298)	(100)	(116)	(1,384)	(213)	(162)	(132)	(78)	(52)	(637)
Notional amounts at December 31 ($)	213	524	442	384	56	1,619	283	601	349	331	81	1,645	175	749	383	250	105	1,662
Weighted average forward rate at December 31	1.30	1.16	1.27	115.40			1.29	1.18	1.31	109.79			1.26	1.22	1.20	103.14		
Active contracts at December 31	74	72	96	96			103	97	90	96			72	86	70	74		

The following table summarizes the undesignated derivative financial instruments exercised and associated realized and unrealized gains (losses) in *Foreign Currency, Derivative and Other Gains and Other Income, Net* in the Consolidated Statements of Income for the years ended December 31 (in millions, except for number of exercised contracts):

		2023		2022		2021
Exercised contracts		218		158		161
Realized gains (losses) on the matured, expired or settled contracts	$	60	$	145	$	(8)
Unrealized gains (losses) on the change in fair value of outstanding contracts	$	(58)	$	39	$	88

Designated Derivative Financial Instruments

Changes in the fair value of derivatives that are designated as net investment hedges of our foreign operations and cash flow hedges are recorded in *AOCI/L* in the Consolidated Balance Sheets and reflected within the *AOCI/L* table below.

Foreign Currency Contracts

The following table summarizes the activity of our foreign currency contracts designated as net investment hedges for the years ended December 31 (in millions, except for weighted average forward rates and number of active contracts):

	2023				2022			2021		
	CAD	CNH	GBP	Total	CAD	GBP	Total	CAD	GBP	Total
Notional amounts at January 1 ($)	534	-	440	974	535	432	967	377	135	512
New contracts ($)	467	100	343	910	964	440	1,404	535	432	967
Matured, expired or settled contracts ($)	(485)	(100)	(351)	(936)	(965)	(432)	(1,397)	(377)	(135)	(512)
Notional amounts at December 31 ($)	516	-	432	948	534	440	974	535	432	967
Weighted average forward rate at December 31	1.33	-	1.26		1.29	1.28		1.25	1.37	
Active contracts at December 31	6	-	4		6	4		6	4	

Interest Rate Contracts

The following table summarizes the activity of our interest rate contracts designated as cash flow hedges for the years ended December 31 (in millions):

	2023			2022					2021		
	EUR	USD	Total	EUR	USD	CAD	JPY	Total	EUR	USD	Total
Notional amounts at January 1 ($)	447	150	597	165	-	-	-	165	165	250	415
New contracts ($)	1,113	2,300	3,413	1,004	400	184	104	1,692	-	-	-
Matured, expired or settled contracts ($)	(860)	(1,900)	(2,760)	(722)	(250)	(184)	(104)	(1,260)	-	(250)	(250)
Notional amounts at December 31 ($)	700	550	1,250	447	150	-	-	597	165	-	165

Designated Nonderivative Financial Instruments

The following table summarizes our debt and accrued interest, designated as a hedge of our net investment in international subsidiaries at December 31 (in millions):

	2023	2022	2021
British pound sterling	$ 1,305	$ 1,237	$ 624
Canadian dollar	$ 373	$ 370	$ -

The following table summarizes the unrealized gains (losses) in *Foreign Currency, Derivative and Other Gains and Other Income, Net* in the Consolidated Statements of Income on the remeasurement of the unhedged portion of our euro denominated debt and accrued interest, for the years ended December 31 (in millions):

	2023	2022	2021
Unrealized gains (losses) on the unhedged portion	$ (23)	$ 44	$ 81

Accumulated Other Comprehensive Income (Loss) ("AOCI/L")

The change in *AOCI/L* in the Consolidated Statements of Equity during the periods presented was due to the translation into U.S. dollars from the consolidation of the financial statements of our consolidated subsidiaries whose functional currency is not the U.S. dollar. The change in fair value of the effective portion of our derivative financial instruments that have been designated as net investment hedges and cash flow hedges and the translation of the hedged portion of our debt, as discussed above, are also included in *AOCI/L*.

The following table presents these changes in *AOCI/L* for the years ended December 31 (in thousands):

	Unrealized gains (losses) on cash flow hedges [1]	Our share of derivatives from unconsolidated co-investment ventures	Derivative net investment hedges	Debt designated as nonderivative net investment hedges [2]	Foreign currency translation adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2021	$ (22,893)	$ (10,970)	$ 228,169	$ 204,638	$ (1,592,683)	$ (1,193,739)
Other comprehensive income (loss), net	8,851	8,222	9,792	(10,075)	298,696	315,486
Balance at December 31, 2021	$ (14,042)	$ (2,748)	$ 237,961	$ 194,563	$ (1,293,987)	$ (878,253)
Other comprehensive income, net	44,587	25,332	95,012	135,420	134,293	434,644
Balance at December 31, 2022	$ 30,545	$ 22,584	$ 332,973	$ 329,983	$ (1,159,694)	$ (443,609)
Other comprehensive income (loss), net	(76,289)	(14,170)	(22,447)	(75,881)	118,195	(70,592)
Balance at December 31, 2023	$ (45,744)	$ 8,414	$ 310,526	$ 254,102	$ (1,041,499)	$ (514,201)

(1) We estimate an additional expense of $3.7 million will be reclassified to *Interest Expense* in the Consolidated Statements of Income over the next 12 months from December 31, 2023, due to the amortization of previously settled derivatives designated as cash flow hedges. The amounts reclassified for the years ended December 31, 2023, 2022 and 2021 were not material to our Consolidated Financial Statements.

(2) Reclassification of amounts out of *AOCI/L* due to the remeasurement of the unhedged portion of our euro denominated debt and accrued interest is included herein.

Fair Value Measurements

We have estimated the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize on disposition. See Note 2 for more information on our fair value measurements policy.

Fair Value Measurements on a Recurring Basis

At December 31, 2023 and 2022, other than the derivatives discussed previously, we had no significant financial assets or financial liabilities that were measured at fair value on a recurring basis in the Consolidated Financial Statements. All of our derivatives held at December 31, 2023 and 2022 were classified as Level 2 of the fair value hierarchy.

Fair Value Measurements on Nonrecurring Basis

Acquired properties and assets we expect to sell or contribute are significant nonfinancial assets that met the criteria to be measured at fair value on a nonrecurring basis, as detailed in our accounting policy in Note 2. At December 31, 2023 and 2022, we estimated the fair value of our properties using Level 2 or Level 3 inputs from the fair value hierarchy. See more information on our acquired properties in Notes 3 and 4 and assets held for sale or contribution in Note 6.

Fair Value of Financial Instruments

At December 31, 2023 and 2022, the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses were representative of their fair values.

The differences in the fair value of our debt from the carrying value in the table below were the result of differences in interest rates or borrowing spreads that were available to us at December 31, 2023 and 2022, as compared with those in effect when the debt was issued or assumed, including lower borrowing spreads due to our credit ratings. See Note 8 for more information on our debt activity.

The following table reflects the carrying amounts and estimated fair values of our debt at December 31 (in thousands):

| | 2023 | | 2022 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Credit Facilities	$ 979,313	$ 979,313	$ 1,538,461	$ 1,538,461
Senior notes	25,311,647	23,121,936	19,786,253	16,604,241
Term loans and unsecured other	2,330,520	2,322,827	2,106,592	2,092,264
Secured mortgage	379,021	357,731	444,655	420,964
Total	**$ 29,000,501**	**$ 26,781,807**	**$ 23,875,961**	**$ 20,655,930**

NOTE 16. COMMITMENTS AND CONTINGENCIES

Environmental Matters

A majority of the properties we acquire, including land, are subjected to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we acquire in connection with the development of the land. We have acquired certain properties that may have been leased to or previously owned by companies that discharged hazardous materials. We establish a liability at the time of acquisition to cover such costs and adjust the liabilities as appropriate when additional information becomes available. We record our environmental liabilities in *Other Liabilities* in the Consolidated Balance Sheets. We purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that would have a material adverse effect on our business, financial condition or results of operations.

Indemnification Agreements

We have entered into agreements whereby we indemnify certain co-investment ventures, or our venture partners, outside of the U.S. for taxes that may be assessed with respect to certain properties we contributed to these ventures. Our contributions to these ventures are generally structured as contributions of shares of companies that own the real estate assets. Accordingly, the capital gains associated with the step up in the value of the underlying real estate assets, for tax purposes, are deferred and transferred at contribution. We have generally indemnified these ventures to the extent that the ventures incur capital gains or withholding tax as a result of a direct sale. The agreements limit the amount that is subject to our indemnification with respect to each property to 100% of the actual tax liabilities related to the capital gains that are deferred and transferred by us to the ventures at the time of the initial contribution less any deferred tax assets transferred with the property.

The outcome under these agreements is uncertain as it depends on the method and timing of dissolution of the related venture or disposition of any properties by the venture. We record liabilities related to the indemnification agreements in *Other Liabilities* in the Consolidated Balance Sheets. We continue to monitor these agreements and the likelihood of the sale of assets that would result in recognition and will adjust the potential liability in the future as facts and circumstances dictate.

Off-Balance Sheet Liabilities

We have issued performance and surety bonds, standby letters of credit and guarantees in connection with certain development and energy projects. Performance and surety bonds and letters of credit are commonly required by public agencies, including utilities, from real estate and energy asset developers. They are renewable and expire on the completion of the improvements and infrastructure. We typically issue performance and surety bonds that have terms of four years and standby letters of credit that have terms of a year to an indefinite period of time. Guarantees are provided on behalf of subsidiaries in support of such subsidiaries' payment obligations in connection with the development of energy assets. They expire upon the satisfaction of the payment obligation in accordance with the contract terms. At December 31, 2023, and 2022, we had $498.5 million and $456.0 million, respectively, outstanding under such arrangements.

We may be required under capital commitments or we may choose to make additional capital contributions to certain of our unconsolidated entities, representing our proportionate ownership interest, should additional capital contributions be necessary to fund development or acquisition costs, repayment of debt or operational shortfalls. See Note 5 for further discussion related to equity commitments to our unconsolidated co-investment ventures.

Litigation

From time to time, we are party to a variety of legal proceedings arising in the ordinary course of business. We believe that, with respect to any such matters that we are currently a party to, the ultimate disposition of any such matter will not have material adverse effect on our business, financial position or results of operations.

NOTE 17. BUSINESS SEGMENTS

Our current business strategy includes two operating segments: Real Estate (Rental Operations and Development) and Strategic Capital. We generate revenues, earnings, net operating income and cash flows through our segments, as follows:

- **Real Estate Segment.** This operating segment represents the ownership and development of operating properties and is the largest component of our revenue and earnings. We collect rent from our customers through operating leases, including reimbursements for the majority of our property operating costs. Each operating property is considered to be an individual operating segment with similar economic characteristics; these properties are combined within the reportable business segment based on geographic location. The Real Estate Segment also includes development activities that lead to rental operations, including land held for development and properties currently under development, and other real estate investments, including energy assets. Within this line of business, we utilize the following: (i) our land bank; (ii) the development and leasing expertise of our local teams; and (iii) our customer relationships.

- **Strategic Capital Segment.** This operating segment represents the management of unconsolidated co-investment ventures. We generate strategic capital revenues primarily from our unconsolidated co-investment ventures through asset management and property management services and we earn additional revenues by providing leasing, acquisition, construction, development, financing and disposition services. Depending on the structure of the venture and the returns provided to our partners, we also earn revenues through promotes periodically during the life of a venture or upon liquidation. Each unconsolidated co-investment venture we manage is considered to be an individual operating segment with similar economic characteristics; these ventures are combined within the reportable business segment based on geographic location.

Below we present: (i) each reportable business segment's revenues from external customers to *Total Revenues*; (ii) each reportable business segment's net operating income from external customers to *Operating Income and Earnings Before Income Taxes*; and (iii) each reportable business segment's assets to *Total Assets*. Our chief operating decision makers ("CODMs") rely principally on net operating income and similar measures to make decisions about allocating resources and assessing segment performance. The applicable components of *Total Revenues, Operating Income, Earnings Before Income Taxes* and *Total Assets* in the Consolidated Financial Statements are allocated to each reportable business segment's revenues, net operating income and assets. Items that are not directly assignable to a segment are not allocated but reflected as non-segment items (G&A expenses and real estate adjustments for depreciation and gains and losses on contributions and sales) due to how our CODMs utilize segment information for planning and execution of our business strategy.

The following reportable business segment revenues, net operating income and assets are presented in thousands:

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Real estate segment:			
U.S.	$ 6,558,051	$ 4,726,072	$ 3,967,180
Other Americas	110,305	92,751	98,620
Europe	95,915	56,731	55,533
Asia	58,966	58,553	47,357
Total real estate segment	6,823,237	4,934,107	4,168,690
Strategic capital segment:			
U.S.	833,402	215,416	171,761
Other Americas	89,783	82,462	58,655
Europe	181,651	644,832	249,600
Asia	95,396	96,875	110,734
Total strategic capital segment	1,200,232	1,039,585	590,750
Total revenues	**8,023,469**	**5,973,692**	**4,759,440**
Segment net operating income: [1]			
Real estate segment:			
U.S. [2]	4,954,565	3,555,627	2,966,498
Other Americas	84,922	67,552	72,424
Europe	68,200	24,738	31,163
Asia	37,403	40,116	34,854
Total real estate segment	5,145,090	3,688,033	3,104,939
Strategic capital segment:			
U.S. [2]	629,336	59,561	59,991
Other Americas	62,765	63,464	47,247
Europe	78,626	557,676	203,779
Asia	43,963	55,528	72,562
Total strategic capital segment	814,690	736,229	383,579
Total segment net operating income	5,959,780	4,424,262	3,488,518
Non-segment items:			
General and administrative expenses	(390,406)	(331,083)	(293,167)
Depreciation and amortization expenses	(2,484,891)	(1,812,777)	(1,577,942)
Gains on dispositions of development properties and land, net	462,270	597,745	817,017
Gains on other dispositions of investments in real estate, net	161,039	589,391	772,570
Operating income	**3,707,792**	**3,467,538**	**3,206,996**
Earnings from unconsolidated entities, net	307,227	310,872	404,255
Interest expense	(641,332)	(309,037)	(266,228)
Foreign currency, derivative and other gains and other income, net	87,221	241,621	165,278
Gains (losses) on early extinguishment of debt, net	3,275	(20,184)	(187,453)
Earnings before income taxes	**$ 3,464,183**	**$ 3,690,810**	**$ 3,322,848**

	December 31,	
	2023	**2022**
Segment assets:		
Real estate segment:		
U.S.	$ 76,633,566	$ 71,858,560
Other Americas	2,029,438	1,831,956
Europe	2,366,539	1,952,160
Asia	793,916	1,031,135
Total real estate segment	81,823,459	76,673,811
Strategic capital segment: [3]		
U.S.	10,499	10,817
Europe	25,280	25,280
Asia	203	231
Total strategic capital segment	35,982	36,328
Total segment assets	81,859,441	76,710,139
Non-segment items:		
Investments in and advances to unconsolidated entities	9,543,970	9,698,898
Assets held for sale or contribution	461,657	531,257
Cash and cash equivalents	530,388	278,483
Other assets	625,384	678,671
Total non-segment items	11,161,399	11,187,309
Total assets	**$ 93,020,840**	**$ 87,897,448**

(1)   Net Operating Income ("NOI") from the Real Estate Segment is calculated directly from the Consolidated Financial Statements as *Rental Revenues and Development Management and Other Revenues* less *Rental Expenses and Other Expenses*. NOI from the Strategic Capital Segment is calculated directly from the Consolidated Financial Statements as *Strategic Capital Revenues* less *Strategic Capital Expenses*.

(2)   This includes compensation and personnel costs for employees who were located in the U.S. but also support other geographies.

(3)   Represents management contracts and goodwill recorded in connection with business combinations associated with the Strategic Capital Segment. Goodwill was $25.3 million at December 31, 2023, and 2022.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION

Our significant noncash investing and financing activities for the years ended December 31, 2023, 2022 and 2021 included the following:

- We recognized lease right-of-use assets and lease liabilities related to leases in which we are the lessee within *Other Assets* and *Other Liabilities* on the Consolidated Balance Sheets, including any new leases, renewals and modifications of $43.0 million in 2023, $162.5 million in 2022 and $71.4 million in 2021 for both assets and liabilities.

- We capitalized $38.6 million, $34.9 million and $25.6 million in 2023, 2022 and 2021, respectively, of equity-based compensation expense.

- We received $379.1 million, $695.7 million and $902.0 million of ownership interests in certain unconsolidated co-investment ventures, primarily as a portion of our proceeds from the contribution of properties to these entities during 2023, 2022 and 2021, respectively.

- We issued 0.8 million, 0.3 million and 0.8 million shares in 2023, 2022 and 2021, respectively, of the Parent's common stock upon redemption of an equal number of common limited partnership units in the OP.

- We completed the Duke Transaction on October 3, 2022 for $23.2 billion through the issuance of equity and the assumption of debt. See Note 3 for more information on this transaction.

- We issued 1.0 million common limited partnership units for $130.4 million to our partner and assumed debt of $215.3 million in our acquisition of additional ownership interest in and subsequent consolidation of two unconsolidated other ventures in 2021.

- We received a distribution of proceeds from Prologis U.K. Logistics Venture for the sale of real estate properties that we subsequently reinvested in PELF and PELP of $153.0 million in 2021.

NOTE 19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table details our selected quarterly financial data (in thousands, except per share and unit data):

	Three Months Ended			
Prologis, Inc.	**March 31,**	**June 30,**	**September 30,**	**December 31,**
2023:				
Rental revenues	$ 1,633,770	$ 1,651,454	$ 1,777,359	$ 1,755,959
Total revenues	$ 1,768,587	$ 2,450,971	$ 1,914,664	$ 1,889,247
Rental expenses	$ (412,554)	$ (387,938)	$ (416,076)	$ (408,225)
Gains on dispositions of development properties and land, net	$ -	$ 184,877	$ 89,030	$ 188,363
Gains on other dispositions of investments in real estate, net	$ 4,047	$ 24,761	$ 129,584	$ 2,647
Operating income	$ 579,043	$ 1,411,790	$ 882,108	$ 834,851
Consolidated net earnings	$ 498,629	$ 1,279,491	$ 799,141	$ 675,884
Net earnings attributable to common stockholders	$ 463,170	$ 1,214,553	$ 746,174	$ 629,476
Net earnings per share attributable to common stockholders – Basic [1]	$ 0.50	$ 1.31	$ 0.81	$ 0.68
Net earnings per share attributable to common stockholders – Diluted [1][2]	$ 0.50	$ 1.31	$ 0.80	$ 0.68
2022:				
Rental revenues	$ 1,076,861	$ 1,093,452	$ 1,151,846	$ 1,591,012
Total revenues	$ 1,219,128	$ 1,252,080	$ 1,750,892	$ 1,751,592
Rental expenses	$ (275,674)	$ (270,465)	$ (284,707)	$ (374,892)
Gains on dispositions of development properties and land, net	$ 210,206	$ 105,802	$ 74,678	$ 207,059
Gains on other dispositions of investments in real estate, net	$ 584,835	$ -	$ 1,019	$ 3,537
Operating income	$ 1,205,802	$ 533,317	$ 914,970	$ 813,449
Consolidated net earnings	$ 1,219,722	$ 646,436	$ 1,069,174	$ 620,066
Net earnings attributable to common stockholders	$ 1,149,254	$ 609,855	$ 1,013,933	$ 585,754
Net earnings per share attributable to common stockholders – Basic [1]	$ 1.55	$ 0.82	$ 1.37	$ 0.64
Net earnings per share attributable to common stockholders – Diluted [1][2]	$ 1.54	$ 0.82	$ 1.36	$ 0.63
Prologis, L.P.				
2023:				
Rental revenues	$ 1,633,770	$ 1,651,454	$ 1,777,359	$ 1,755,959
Total revenues	$ 1,768,587	$ 2,450,971	$ 1,914,664	$ 1,889,247
Rental expenses	$ (412,554)	$ (387,938)	$ (416,076)	$ (408,225)
Gains on dispositions of development properties and land, net	$ -	$ 184,877	$ 89,030	$ 188,363
Gains on other dispositions of investments in real estate, net	$ 4,047	$ 24,761	$ 129,584	$ 2,647
Operating income	$ 579,043	$ 1,411,790	$ 882,108	$ 834,851
Consolidated net earnings	$ 498,629	$ 1,279,491	$ 799,141	$ 675,884
Net earnings attributable to common unitholders	$ 474,819	$ 1,245,153	$ 765,075	$ 645,600
Net earnings per unit attributable to common unitholders – Basic [1]	$ 0.50	$ 1.31	$ 0.81	$ 0.68
Net earnings per unit attributable to common unitholders – Diluted [1]	$ 0.50	$ 1.31	$ 0.80	$ 0.68
2022:				
Rental revenues	$ 1,076,861	$ 1,093,452	$ 1,151,846	$ 1,591,012
Total revenues	$ 1,219,128	$ 1,252,080	$ 1,750,892	$ 1,751,592
Rental expenses	$ (275,674)	$ (270,465)	$ (284,707)	$ (374,892)
Gains on dispositions of development properties and land, net	$ 210,206	$ 105,802	$ 74,678	$ 207,059
Gains on other dispositions of investments in real estate, net	$ 584,835	$ -	$ 1,019	$ 3,537
Operating income	$ 1,205,802	$ 533,317	$ 914,970	$ 813,449
Consolidated net earnings	$ 1,219,722	$ 646,436	$ 1,069,174	$ 620,066
Net earnings attributable to common unitholders	$ 1,181,525	$ 627,286	$ 1,042,664	$ 599,252
Net earnings per unit attributable to common unitholders – Basic [1]	$ 1.55	$ 0.82	$ 1.37	$ 0.64
Net earnings per unit attributable to common unitholders – Diluted [1]	$ 1.54	$ 0.82	$ 1.36	$ 0.63

(1) Quarterly earnings per common share or unit amounts may not total to the annual amounts due to rounding and the changes in the number of weighted average common shares or units outstanding included in the calculation of basic and diluted shares or units.

(2)   Income allocated to the exchangeable OP units not held by the Parent has been included in the numerator and exchangeable OP units have been included in the denominator for the purpose of computing diluted earnings per share for all periods since the per share and unit is the same.

PROLOGIS, INC. AND PROLOGIS, L.P.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023
(In thousands of U.S. dollars, as applicable)

Description	No. of Bldgs.	Encum-brances	Initial Cost to Prologis: Land	Initial Cost to Prologis: Building & Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amounts at Which Carried at December 31, 2023: Land	Gross Amounts at Which Carried at December 31, 2023: Building & Improvements	Total (a,b)	Accumulated Depreciation (c)	Date of Construction/ Acquisition
Operating Properties										
U.S. Markets										
Atlanta	182		850,745	2,426,596	598,417	876,090	2,999,668	3,875,758	(471,928)	1994-2023
Austin	10		12,783	52,335	10,452	12,837	62,733	75,570	(31,432)	1994-2015
Baltimore/Washington	105		628,758	1,160,132	354,221	643,418	1,499,693	2,143,111	(247,868)	1995-2023
Central PA	35		297,201	1,043,676	204,550	314,948	1,230,479	1,545,427	(284,679)	2002-2023
Central Valley	41		262,046	555,484	1,006,298	283,094	1,540,734	1,823,828	(316,805)	1999-2023
Charlotte	46		121,073	346,000	127,508	134,927	459,654	594,581	(101,927)	1994-2023
Chicago	244		1,184,242	3,195,498	813,725	1,213,147	3,980,318	5,193,465	(934,824)	1995-2023
Cincinnati	61		157,634	849,859	156,602	166,697	997,398	1,164,095	(133,429)	1996-2022
Columbus	33		65,940	369,748	84,684	69,190	451,182	520,372	(121,534)	1996-2022
Dallas/Ft. Worth	195		750,113	2,423,634	642,756	773,387	3,043,116	3,816,503	(648,818)	1994-2023
Denver	38		115,979	295,412	186,770	116,519	481,642	598,161	(171,941)	1993-2022
Houston	197		529,247	2,222,141	525,642	574,826	2,702,204	3,277,030	(448,806)	1993-2023
Indianapolis	37		91,337	600,850	91,311	93,209	690,289	783,498	(100,522)	1995-2022
Jacksonville	1		-	2,892	273	-	3,165	3,165	(3,121)	2011
Las Vegas	62		249,046	422,687	380,768	233,797	818,704	1,052,501	(155,619)	1996-2023
Lehigh Valley	67		1,260,436	2,371,123	433,921	1,339,839	2,725,641	4,065,480	(372,761)	2004-2023
Louisville	12		48,140	188,696	96,719	50,392	283,163	333,555	(91,452)	2005-2022
Nashville	48		237,160	595,896	283,868	241,928	874,996	1,116,924	(107,919)	1995-2023
New Jersey/New York City	163	(d)	3,025,911	4,127,158	863,541	3,080,038	4,936,572	8,016,610	(949,899)	1996-2023
Orlando	103	(d)	316,275	880,549	279,489	320,513	1,155,800	1,476,313	(198,544)	1994-2023
Phoenix	63		266,247	723,625	394,059	296,453	1,087,478	1,383,931	(158,332)	1992-2023
Portland	43	(e)	142,421	318,783	226,785	196,774	491,215	687,989	(94,675)	2006-2023
Raleigh Durham	37		107,899	407,505	30,696	112,638	433,462	546,100	(32,146)	2020-2022
Reno	18		29,960	142,279	173,748	34,171	311,816	345,987	(106,166)	1994-2022
San Antonio	20	(d)	25,735	95,828	51,234	25,957	146,840	172,797	(75,563)	1994-2016
San Francisco Bay Area	238	(d)	1,192,748	1,737,610	662,201	1,204,501	2,388,058	3,592,559	(963,576)	1993-2023
Savannah	27		225,576	522,311	40,112	227,477	560,522	787,999	(28,093)	2022-2023
Seattle	110		882,017	1,434,654	431,654	911,689	1,836,636	2,748,325	(371,501)	2008-2023
South Florida	178	(d)	1,394,537	2,166,816	421,403	1,415,287	2,567,469	3,982,756	(422,333)	1994-2023
Southern California	434	(e)	6,864,553	8,381,266	2,155,067	7,124,304	10,276,582	17,400,886	(2,168,514)	2005-2023
Tampa	26		92,357	244,738	28,744	99,091	266,748	365,839	(22,666)	2020-2022
Subtotal U.S. Markets:	2,874		21,428,116	40,305,781	11,757,218	22,187,138	51,303,977	73,491,115	(10,337,393)	
Other Americas Markets										
Brazil	5		-	57,419	142	-	57,561	57,561	(2,753)	2022
Canada	35	(d)	261,666	381,323	263,622	273,648	632,963	906,611	(185,312)	2008-2023
Mexico	1		730	2,287	3,226	735	5,508	6,243	(1,908)	2011
Subtotal Other Americas Markets:	41		262,396	441,029	266,990	274,383	696,032	970,415	(189,973)	
Europe Markets										
Belgium	3		16,587	4,948	(52)	16,587	4,896	21,483	(573)	2022
Czech Republic	2		20,740	-	4,091	9,305	15,526	24,831	(548)	2022
France	1		2,916	-	19,590	2,340	20,166	22,506	(65)	2023
Germany	5		57,443	7,323	54,778	62,598	56,946	119,544	(9,274)	2011-2022
Hungary	2		4,487	-	14,420	4,487	14,420	18,907	(325)	2022
Italy	4		22,112	5,728	64,454	24,629	67,665	92,294	(1,777)	2022-2023
Netherlands	3		24,081	3,655	-	24,081	3,655	27,736	(75)	2023
Poland	1		8,905	-	3,022	2,013	9,914	11,927	(309)	2022
Slovakia	2		3,032	-	11,998	2,229	12,801	15,030	(724)	2021
Spain	6		23,967	35,746	36,715	22,880	73,548	96,428	(20,919)	2011-2023
United Kingdom	6		143,309	11,543	49,382	163,306	40,928	204,234	(5,261)	2019-2023
Subtotal Europe Markets:	35		327,579	68,943	258,398	334,455	320,465	654,920	(39,850)	
Asia Markets										
Japan	5		13,330	142,030	18,462	13,330	160,492	173,822	(4,387)	2019-2022
Singapore	5		-	139,702	5,523	-	145,225	145,225	(82,687)	2011
Subtotal Asia Markets:	10		13,330	281,732	23,985	13,330	305,717	319,047	(87,074)	
Total Operating Properties	2,960		22,031,421	41,097,485	12,306,591	22,809,306	52,626,191	75,435,497	(10,654,290)	

PROLOGIS, INC. AND PROLOGIS, L.P.
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2023
(In thousands of U.S. dollars, as applicable)

			Initial Cost to Prologis		Costs Capitalized	Gross Amounts at Which Carried at December 31, 2023				
Description	No. of Bldgs.	Encum-brances	Land	Building & Improvements	Subsequent to Acquisition	Land	Building & Improvements	Total (a,b)	Accumulated Depreciation (c)	Date of Construction/ Acquisition (f)
Development Portfolio										
U.S. Markets										
Atlanta	2		8,606	-	22,099	8,606	22,099	30,705		2023
Austin	5		43,899	-	152,216	43,899	152,216	196,115		
Baltimore/Washington D.C.	1		12,328	-	1,622	12,328	1,622	13,950		
Central Valley	1		5,420	-	12,339	5,420	12,339	17,759		
Chicago	5		46,751	967	107,133	46,751	108,100	154,851		2023
Cincinnati	1		2,541	-	14,020	2,541	14,020	16,561		2023
Dallas/Ft. Worth	10		81,066	-	125,283	81,066	125,283	206,349		2023
Indianapolis	2		11,474	17,058	56,862	11,474	73,920	85,394		2023
Las Vegas	3		16,773	-	97,244	16,773	97,244	114,017		
Lehigh Valley	2		48,910	-	98,383	48,910	98,383	147,293		2023
Nashville	4		36,835	-	23,340	36,835	23,340	60,175		2023
New Jersey/New York City	4		76,712	-	86,553	76,712	86,553	163,265		
Portland	1		1,040	-	1,368	1,040	1,368	2,408		
Phoenix	6		45,602	-	132,298	45,602	132,298	177,900		
Reno	2		15,364	-	63,903	15,364	63,903	79,267		
San Francisco Bay Area	6		109,015	2,527	191,569	109,015	194,096	303,111		2023
Seattle	3		61,784	-	64,340	61,784	64,340	126,124		2023
South Florida	6		66,132	-	86,568	66,132	86,568	152,700		2023
Southern California	9		434,433	56,638	372,670	434,433	429,308	863,741		2023
Subtotal U.S. Markets:	73		1,124,685	77,190	1,709,810	1,124,685	1,787,000	2,911,685		
Other Americas Markets										
Canada	6		102,325	-	110,156	102,325	110,156	212,481		
Mexico	9		55,798	-	63,033	55,798	63,033	118,831		2023
Subtotal Other Americas Markets:	15		158,123	-	173,189	158,123	173,189	331,312		
Europe Markets										
Belgium	1		9,522	-	34,059	9,522	34,059	43,581		
Czech Republic	3		5,524	-	32,524	5,524	32,524	38,048		2023
Germany	3		34,062	-	3,130	34,062	3,130	37,192		
Hungary	1		3,338	-	13,738	3,338	13,738	17,076		2023
Italy	2		18,656	-	5,599	18,656	5,599	24,255		
Netherlands	1		16,514	-	20,185	16,514	20,185	36,699		
Poland	2		8,571	-	31,432	8,571	31,432	40,003		2023
Slovakia	1		2,758	-	5,918	2,758	5,918	8,676		
Spain	2		14,458	-	31,014	14,458	31,014	45,472		2023
Sweden	3		47,555	-	43,465	47,555	43,465	91,020		2023
U.K.	14		73,309	-	283,017	73,309	283,017	356,326		2023
Subtotal Europe Markets:	33		234,267	-	504,081	234,267	504,081	738,348		
Asia Markets										
Japan	9		106,137	-	279,973	106,137	279,973	386,110		2023
Subtotal Asia Markets:	9		106,137	-	279,973	106,137	279,973	386,110		
Total Development Portfolio	130		1,623,212	77,190	2,667,053	1,623,212	2,744,243	4,367,455		
GRAND TOTAL	**3,090**		**23,654,633**	**41,174,675**	**14,973,644**	**24,432,518**	**55,370,434**	**79,802,952**	**(10,654,290)**	

Schedule III – Footnotes

(a) The following table reconciles real estate assets per Schedule III to the Consolidated Balance Sheets in Item 8. Financial Statements and Supplementary Data at December 31, 2023 (in thousands):

Total operating properties and development portfolio per Schedule III	$	79,802,952 **(g)**
Land		3,775,553
Other real estate investments [(i)]		5,088,070
Total per Consolidated Balance Sheets	**$**	**88,666,575**

(i) Included in other real estate investments were: (i) land parcels we own and lease to third parties; (ii) non-strategic real estate assets, primarily acquired from the Duke Transaction, that we do not intend to operate long-term; (iii) non-industrial real estate assets that we intend to redevelop as industrial properties or other higher use assets; and (iv) energy assets.

(b) The aggregate cost for federal tax purposes at December 31, 2023, of our real estate assets was approximately $65 billion (unaudited).

(c) Real estate assets (excluding land balances) are depreciated over their estimated useful lives. These useful lives are generally 5 to 7 years for capital improvements, 10 years for standard tenant improvements, 15 to 25 years for depreciable land

improvements, 25 to 40 years for operating properties acquired based on the age of the building and 40 years for operating properties we develop.

The following table reconciles accumulated depreciation per Schedule III to the Consolidated Balance Sheets in Item 8. Financial Statements and Supplementary Data at December 31, 2023 (in thousands):

Total accumulated depreciation per Schedule III	$	10,654,290 **(g)**
Accumulated depreciation on other real estate investments [(i)]		277,195
Total per Consolidated Balance Sheets	**$**	**10,931,485**

(i)   Accumulated depreciation in other real estate investments includes energy assets.

(d)   Properties with an aggregate undepreciated cost of $634.4 million secure $243.6 million of mortgage notes. See Note 8 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data for more information related to our secured mortgage debt.

(e)   Assessment bonds of $8.2 million are secured by assessments (similar to property taxes) on various underlying real estate properties with an aggregate undepreciated cost of $586.8 million. The assessment bonds are included in term loans and unsecured other debt in Note 8 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

(f)   Date of construction is provided for properties in the development portfolio that were completed but not yet stabilized.

(g)   The following table summarizes our real estate assets and accumulated depreciation per Schedule III for the years ended December 31 (in thousands):

		2023	2022	2021
Real estate assets:				
Balance at beginning of year	$	73,250,949	$ 47,183,100	$ 45,390,230
Acquisitions of and improvements to operating properties, development activity and net effect of changes in foreign exchange rates and other		7,138,283	25,281,173	3,351,730
Basis of operating properties disposed of		(404,914)	(445,558)	(1,589,527)
Change in the development portfolio balance, including the acquisition of properties		155,301	1,482,814	846,729
Assets transferred to held for sale and contribution		(336,667)	(250,580)	(816,062)
Balance at end year	**$**	**79,802,952**	**$ 73,250,949**	**$ 47,183,100**
Accumulated depreciation:				
Balance at beginning of year	$	8,815,724	$ 7,451,382	$ 6,370,341
Depreciation expense		1,837,145	1,357,180	1,143,758
Balances retired upon disposition of operating properties and net effect of changes in foreign exchange rates and other		7,697	9,090	(42,483)
Assets transferred to held for sale and contribution		(6,276)	(1,928)	(20,234)
Balance at end of year	**$**	**10,654,290**	**$ 8,815,724**	**$ 7,451,382**

Certain of the following documents are filed herewith. Certain other of the following documents that have been previously filed with the Securities and Exchange Commission and, pursuant to Rule 12b-32, are incorporated herein by reference.

2.1‡   Agreement and Plan of Merger, dated as of June 11, 2022, by and among the Prologis Parties and the DRE Parties (incorporated by reference to Exhibit 2.1 to Prologis' Current Report on Form 8-K filed June 13, 2022).

2.2   Letter Agreement, dated as of September 16, 2022, by and among the Prologis Parties and the DRE Parties (incorporated by reference to Exhibit 2.1 to Prologis' Current Form 8-K filed on September 16, 2022).

3.1   Articles of Incorporation of Prologis (incorporated by reference to Exhibit 3.1 to Prologis' Registration Statement on Form S-11/A (No. 333-35915) filed November 4, 1997).

3.2   Articles Supplementary establishing and fixing the rights and preferences of the Series Q Cumulative Redeemable Preferred Stock of Prologis (incorporated by reference to Exhibit 3.4 to Prologis' Registration Statement on Form 8-A filed June 2, 2011).

3.3   Articles of Merger of New Pumpkin Inc., a Maryland corporation, with and into Prologis, Inc., a Maryland corporation, changing the name of "AMB Property Corporation" to "Prologis, Inc.", as filed with the Stated Department of Assessments and Taxation of Maryland on June 2, 2011, and effective June 3, 2011 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed June 8, 2011).

3.4   Articles of Amendment (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed May 8, 2012).

3.5   Thirteenth Amended and Restated Agreement of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 3.6 to Prologis' Current Report on Form 8-K filed June 8, 2011).

3.6   First Amendment to Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., dated February 27, 2014, (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on February 27, 2014).

3.7   Second Amendment to the Thirteenth Amended and Restated Agreement of the Limited Partnership of Prologis, L.P., dated October 7, 2015 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on October 13, 2015).

3.8   Amended and Restated Certificate of Limited Partnership of the Operating Partnership (incorporated by reference to Exhibit 3.7 to Prologis' Current Report on Form 8-K filed June 8, 2011).

3.9   Articles Supplementary dated April 3, 2014, (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on April 3, 2014).

3.10   Third Amendment to Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P. (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on February 4, 2020).

3.11   Prologis, Inc. Articles of Amendment, dated May 4, 2020 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report Form 8-K filed on May 4, 2020).

3.12   Ninth Amended and Restated Bylaws of Prologis, Inc. (incorporated by reference to Exhibit 3.1 to Prologis' Current Report on Form 8-K filed on September 24, 2021).

3.13   Fourth Amendment to Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis, L.P., dated April 27, 2023 (incorporated by reference to Exhibit 3.1 to Prologis' Current Report Form 10-Q filed on April 28, 2023).

4.1†   Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.2   Form of Certificate for Common Stock of Prologis (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement on Form S-4/A (No. 333-172741) filed April 12, 2011).

4.3   Form of Certificate for the Series Q Cumulative Redeemable Preferred Stock of Prologis (incorporated by reference to Exhibit 4.2 to Prologis' Registration Statement on Form S-4/A (No. 333-172741) filed April 28, 2011).

4.4   Indenture, dated as of June 8, 2011, by and among the Operating Partnership, as issuer, Prologis, as guarantor, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to Prologis' Registration Statement on Form S-3 (No. 333-177112) filed September 30, 2011).

4.5	Fifth Supplemental Indenture, dated as of August 15, 2013, among Prologis, Inc., Prologis, L.P. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed August 15, 2013).
4.6	Form of Sixth Supplemental Indenture among Prologis, Inc., Prologis, L.P., Elavon Financial Services Limited, UK Branch, Elavon Financial Services Limited and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed December 2, 2013).
4.7	Form of Seventh Supplemental Indenture among Prologis, Inc., Prologis, L.P., Elavon Financial Services Limited, UK Branch, Elavon Financial Services Limited and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed February 18, 2014).
4.8	Form of Eighth Supplemental Indenture among Prologis, Inc., Prologis, L.P., U.S. Bank National Association and Elavon Financial Services DAC, UK Branch (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 6, 2017).
4.9	Indenture dated as of August 1, 2018 among Prologis Euro Finance LLC, Prologis, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement on Form 8-K/A filed on August 1, 2018).
4.10	First Supplemental Indenture dated as of August 1, 2018 among Prologis Euro Finance LLC, Prologis, L.P., U.S. Bank National Association, as trustee, transfer agent and security registrar and Elavon Financial Services DAC, UK Branch, as paying agent (incorporated by reference to Exhibit 4.2 to Prologis' Registration Statement on Form 8-K/A filed on August 1, 2018).
4.11	Form of Indenture dated as of September 25, 2018 among Prologis Yen Finance LLC, Prologis, L.P. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.9 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.12	Form of First Supplemental Indenture dated as of September 25, 2018 among Prologis Yen Finance LLC, Prologis, L.P., U.S. Bank National Association, as trustee, transfer agent, paying agent and security registrar (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.13	Second Supplemental Indenture dated as of March 26, 2019 among Prologis Yen Finance LLC, Prologis, L.P. and U.S. Bank National Association as trustee, transfer agent, paying agent and security registrar (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 10-Q filed on April 23, 2019).
4.14	Form of 3.00% Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report on Form 8-K filed on May 28, 2014).
4.15	Form of 2.250% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on June 6, 2017).
4.16	Form of 3.875% Notes Due 2028 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 20, 2018).
4.17	Form of 4.375% Notes Due 2048 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 20, 2018).
4.18	Form of 1.875% Notes Due 2029 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on July 31, 2018).
4.19	Form of 0.652% Notes due 2025 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.20	Form of 0.972% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.21	Form of 1.077% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.22	Form of 1.470% Notes due 2038 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.23	Form of 1.15% Notes due 2039 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 10-Q filed on April 23, 2019).

4.24	Form of 0.250% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.25	Form of 0.625% Notes due 2031 (incorporated by reference to Exhibit 4.4 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.26	Form of 1.500% Notes due 2049 (incorporated by reference to Exhibit 4.6 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.27	Form of Officer's Certificate related to the 3.00% Notes due 2026 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report on Form 8-K filed on May 28, 2014).
4.28	Form of Officers' Certificate related to 2.250% Notes due 2029 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 6, 2017).
4.29	Form of Officer's Certificate related to 3.875% Notes Due 2028 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K/A filed on June 20, 2018).
4.30	Form of Officer's Certificate related to 4.375% Notes Due 2048 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K/A filed on June 20, 2018).
4.31	Form of Officers' Certificate related to 0.652% Notes due 2025 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.32	Form of Officers' Certificate related to 0.972% Notes due 2028 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.33	Form of Officers' Certificate related to 1.077% Notes due 2030 (incorporated by reference to Exhibit 4.7 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.34	Form of Officers' Certificate related to 1.470% Notes due 2038 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K/A filed on September 24, 2018).
4.35	Form of Officer's Certificate related to 1.875% Notes Due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Registration Statement on Form 8-K/A filed on August 1, 2018).
4.36	Form of Officer's Certificate related to the 1.15% Notes due 2039 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 10-Q filed in April 23, 2019).
4.37	Form of Officer's Certificate related to the 0.250% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.38	Form of Officer's Certificate related to the 0.625% Notes due 2031 (incorporated by reference to Exhibit 4.3 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.39	Form of Officer's Certificate related to the 1.500% Notes due 2049 (incorporated by reference to Exhibit 4.5 to Prologis' Registration Statement 8-A12B filed on September 10, 2019).
4.40	Form of Officers' Certificate related to the 0.375% Notes due 2028 (incorporated by reference to Exhibit 4.1 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).
4.41	Form of 0.375% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).
4.42	Form of Officers' Certificate related to the 1.000% Notes due 2035 (incorporated by reference to Exhibit 4.3 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).
4.43	Form of 1.000% Notes due 2035 (incorporated by reference to Exhibit 4.4 to Prologis L.P.'s Registration Statement on Form 8-A12B filed on February 10, 2020).
4.44	Form of Officers' Certificate related to the 3.250% Notes due 2026 (incorporated by reference to Exhibit 4.1 to Prologis L.P.'s Current Report on Form 8-K filed on February 14, 2020).

4.45	Form of 3.250% Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis L.P.'s Current Report on Form 8-K filed on February 14, 2020).
4.46	Form of Officers' Certificate related to the 4.375% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.47	Form of 4.375% Notes due 2029 (incorporated by reference to Exhibit 4.4 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.48	Form of Officers' Certificate related to the 2.125% Notes due 2027 (incorporated by reference to Exhibit 4.5 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.49	Form of 2.125% Notes due 2027 (incorporated by reference to Exhibit 4.6 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.50	Form of Officers' Certificate related to the 2.250% Notes due 2030 (incorporated by reference to Exhibit 4.7 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.51	Form of 2.250% Notes due 2030 (incorporated by reference to Exhibit 4.8 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.52	Form of Officers' Certificate related to the 3.000% Notes due 2050 (incorporated by reference to Exhibit 4.9 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.53	Form of 3.000% Notes due 2050 (incorporated by reference to Exhibit 4.10 to Prologis L.P.'s Current Report Form 8-K filed on February 14, 2020).
4.54	Form of Officers' Certificate related to the 0.589% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.55	Form of 0.589% Notes due 2027 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.56	Form of Officers' Certificate related to the 0.850% Notes due 2030 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.57	Form of 0.850% Notes due 2030 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.58	Form of Officers' Certificate related to the 1.003% Notes due 2032 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.59	Form of 1.003% Notes due 2032 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.60	Form of Officers' Certificate related to the 1.222% Notes due 2035 (incorporated by reference to Exhibit 4.7 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.61	Form of 1.222% Notes due 2035 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.62	Form of Officers' Certificate related to the 1.600% Notes due 2050 (incorporated by reference to Exhibit 4.9 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.63	Form of 1.600% Notes due 2050 (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K filed on June 23, 2020).
4.64	Form of Officers' Certificate related to the 1.250% Notes due 2030 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on August 19, 2020).
4.65	Form of 1.250% Notes due 2030 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on August 19, 2020).

4.66	Form of Officers’ Certificate related to the 2.125% Notes due 2050 (incorporated by reference to Exhibit 4.3 to Prologis’ Current Report Form 8-K filed on August 19, 2020).
4.67	Form of 2.125% Notes due 2050 (incorporated by reference to Exhibit 4.4 to Prologis’ Current Report Form 8-K filed on August 19, 2020).
4.68	Form of Officers’ Certificate related to the 0.500% Notes due 2032 (incorporated by reference to Exhibit 4.1 to Prologis’ Current Report Form 8-K filed on February 16, 2021).
4.69	Form of 0.500% Notes due 2032 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on February 16, 2021).
4.70	Form of Officers’ Certificate related to the 1.000% Notes due 2041 (incorporated by reference to Exhibit 4.3 to Prologis’ Current Report Form 8-K filed on February 16, 2021).
4.71	Form of 1.000% Notes due 2041 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on February 16, 2021).
4.72	Form of Officers’ Certificate related to the 1.625% Notes due 2031 (incorporated by reference to Exhibit 4.1 to Prologis’ Current Report Form 8-K filed on February 19, 2021).
4.73	Form of 1.625% Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on February 19, 2021).
4.74	Form of Officers’ Certificate related to the 0.448% Notes due 2028 (incorporated by reference to Exhibit 4.1 to Prologis’ Current Report Form 8-K filed on June 28, 2021).
4.75	Form of 0.448% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.76	Form of Officers’ Certificate related to the 0.564% Notes due 2031 (incorporated by reference to Exhibit 4.3 to Prologis’ Current Report Form 8-K filed on June 28, 2021).
4.77	Form of 0.564% Notes due 2031 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.78	Form of Officers’ Certificate related to the 0.885% Notes due 2036 (incorporated by reference to Exhibit 4.5 to Prologis’ Current Report Form 8-K filed on June 28, 2021).
4.79	Form of 0.885% Notes due 2036 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.80	Form of Officers’ Certificate related to the 1.134% Notes due 2041 (incorporated by reference to Exhibit 4.7 to Prologis’ Current Report Form 8-K filed on June 28, 2021).
4.81	Form of 1.134% Notes due 2041 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.82	Form of Officers’ Certificate related to the 1.550% Notes due 2061 (incorporated by reference to Exhibit 4.9 to Prologis’ Current Report Form 8-K filed on June 28, 2021).
4.83	Form of 1.550% Notes due 2061 (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K filed on June 28, 2021).
4.84	Form of Officers’ Certificate related to the Floating Rate Notes due 2024 (incorporated by reference to Exhibit 4.1 to Prologis’ Current Report Form 8-K filed on February 8, 2022).
4.85	Form of Floating Rate Notes due 2024 (incorporated by reference to Exhibit 4.2 to Prologis’ Current Report Form 8-K filed on February 8, 2022).
4.86	Form of Officers’ Certificate related to the 1.000% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis’ Current Report Form 8-K filed on February 8, 2022).

4.87	Form of 1.000% Notes due 2029 (incorporated by reference to Exhibit 4.4 to Prologis’ Current Report Form 8-K filed on February 8, 2022).
4.88	Form of Officers’ Certificate related to the 1.500% Notes due 2034 (incorporated by reference to Exhibit 4.5 to Prologis’ Current Report Form 8-K filed on February 8, 2022).
4.89	Form of 1.500% Notes due 2034 (incorporated by reference to Exhibit 4.6 to Prologis’ Current Report Form 8-K filed on February 8, 2022).
4.90	Form of Officers’ Certificate related to the 4.625% Notes due 2033 (incorporated by reference to Exhibit 4.1 to Prologis’ Current Report Form 8-K filed on September 15, 2022).
4.91	Form of 4.625% Notes due 2033 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on September 15, 2022).
4.92	Form of 3.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.93	Officers’ Certificate related to the 3.250% Senior Notes due 2026 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.94	Form of 3.375% Senior Notes due 2027 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.95	Officers’ Certificate related to the 3.375% Senior Notes due 2027 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.96	Form of 7.250% Senior Notes due June 2028 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.97	Officers’ Certificate related to the 7.250% Senior Notes due June 2028 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.98	Form of 4.000% Senior Notes due September 2028 (incorporated by reference to Exhibit 4.7 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.99	Officers’ Certificate related to the 4.000% Senior Notes due September 2028 (incorporated by reference to Exhibit 4.8 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.100	Form of 2.875% Senior Notes due 2029 (incorporated by reference to Exhibit 4.9 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.101	Officers' Certificate related to the 2.875% Senior Notes due 2029 (incorporated by reference to Exhibit 4.10 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.102	Form of 1.750% Senior Notes due 2030 (incorporated by reference to Exhibit 4.11 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.103	Officers’ Certificate related to the 1.750% Senior Notes due 2030 (incorporated by reference to Exhibit 4.12 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.104	Form of 1.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.13 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.105	Officers’ Certificate related to the 1.750% Senior Notes due 2031 (incorporated by reference to Exhibit 4.14 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.106	Form of 2.250% Senior Notes due 2032 (incorporated by reference to Exhibit 4.15 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.107	Officers’ Certificate related to the 2.250% Senior Notes due 2032 (incorporated by reference to Exhibit 4.16 to Prologis' Current Report Form 8-K filed on October 6, 2022).

4.108	Form of 3.050% Senior Notes due 2050 (incorporated by reference to Exhibit 4.17 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.109	Officers' Certificate related to the 3.050% Senior Notes due 2050 (incorporated by reference to Exhibit 4.18 to Prologis' Current Report Form 8-K filed on October 6, 2022).
4.110	Ninth Supplemental Indenture, dated November 3, 2022, by and among Prologis, L.P., Prologis, Inc. and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on November 3, 2022).
4.111	Form of Officers' Certificate related to the 5.250% Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on November 3, 2022).
4.112	Form of 5.250% Notes due 2031 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on November 3, 2022).
4.113	Form of Officers' Certificate related to the 1.003% Notes due 2027 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report filed on December 1, 2022).
4.114	Form of 1.003% Notes due 2027 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.115	Form of Officers' Certificate related to the 1.323% Notes due 2029 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.116	Form of 1.323% Notes due 2029 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.117	Form of Officers' Certificate related to the 1.903% Notes due 2037(incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.118	Form of 1.903% Notes due 2037 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on December 1, 2022).
4.119	Form of Officers' Certificate related to the 3.875% Notes due 2030 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on January 31, 2023).
4.120	Form of 3.875% Notes due 2030 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on January 31, 2023).
4.121	Form of Officers' Certificate related to the 4.250% Notes due 2043 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on January 31, 2023).
4.122	Form of 4.250% Notes due 2043 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on January 31, 2023).
4.123	Form of Officers' Certificate related to the 4.750% Notes due 2033 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on March 30, 2023).
4.124	Form of 4.750% Notes due 2033 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on March 30, 2023).
4.125	Form of Officers' Certificate related to the 5.250% Notes due 2053 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on March 30, 2023).
4.126	Form of 5.250% Notes due 2053 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on March 30, 2023).
4.127	Form of Officers' Certificate related to the 4.625% Notes due 2033 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on May 23, 2023).

4.128	Form of 4.625% Notes due 2033 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on May 23, 2023).
4.129	Form of Officers' Certificate related to the 4.875% Notes due 2028 (incorporated by reference to Exhibit 4.1 to Prologis' Current Report Form 8-K filed on June 28, 2023).
4.130	Form of 4.875% Notes due 2028 (incorporated by reference to Exhibit 4.2 to Prologis' Current Report Form 8-K filed on June 28, 2023).
4.131	Form of Officers' Certificate related to the 5.125% Notes due 2034 (incorporated by reference to Exhibit 4.3 to Prologis' Current Report Form 8-K filed on June 28, 2023).
4.132	Form of 5.125% Notes due 2034 (incorporated by reference to Exhibit 4.4 to Prologis' Current Report Form 8-K filed on June 28, 2023).
4.133	Form of Officers' Certificate related to the 5.250% Notes due 2053 (incorporated by reference to Exhibit 4.5 to Prologis' Current Report Form 8-K filed on June 28, 2023).
4.134	Form of 5.250% Notes due 2053 (incorporated by reference to Exhibit 4.6 to Prologis' Current Report Form 8-K filed on June 28, 2023).

Other debt instruments are omitted in accordance with Item 601(b)(4)(iii)(A) of Registration S-K. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.

10.1	Amended and Restated Agreement of Limited Partnership of ProLogis Fraser, L.P., dated as of August 4, 2004 (incorporated by reference to Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.2	Fifteenth Amended and Restated Agreement of Limited Partnership of Prologis 2, L.P., (f/k/a AMB Property II, L.P.) dated February 19, 2010 (incorporated by reference to Exhibit 10.6 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2009).
10.3*	Amended and Restated 2002 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed October 4, 2006 and also incorporated by reference to Exhibit 10.2 to the Operating Partnership's Current Report on Form 8-K filed October 4, 2006).
10.4*	The Amended and Restated 2002 Stock Option and Incentive Plan of AMB Property Corporation and AMB Property, L.P. (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed May 15, 2007 and also incorporated by reference to Exhibit 10.1 to the Operating Partnership's Current Report on Form 8-K filed May 15, 2007).
10.5*	Prologis Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed December 22, 2011).
10.6*	Prologis, Inc. 2016 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on August 16, 2016).
10.7*	Form of Prologis, Inc. 2016 Outperformance Plan LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed on August 16, 2016).
10.8*	Form of Participation Points and LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on February 27, 2014).
10.9*	Second Amended and Restated Prologis Promote Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on August 1, 2014).
10.10*	Form of Prologis, Inc. Second Amended and Restated Prologis Promote Plan LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on August 18, 2014).
10.11*	Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (General) (incorporated by reference to Exhibit 10.3 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).
10.12*	Form of Prologis, Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Agreement (LTIP Unit election) (incorporated by reference to Exhibit 10.27 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2015).

10.13*   Form of Prologis, Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

10.14*   Form of Prologis, Inc. 2012 Long-Term Incentive Plan Restricted Stock Unit Agreement (Bonus exchange) (incorporated by reference to Exhibit 10.6 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2014).

10.15*   ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Trust's Current Report on Form 8-K filed June 2, 2006).

10.16*   First Amendment of the ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

10.17*   Second Amendment of the ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Trust's Current Report on Form 8-K filed May 19, 2010).

10.18*   Third Amendment of the ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).

10.19*   Form of Non-Qualified Share Option Award Terms; The Trust 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.25 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2009).

10.20*   Form of Restricted Share Award Terms; ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.27 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2009).

10.21*   Form of Performance Share Award Terms; ProLogis 2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.26 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2009).

10.22*   ProLogis 2000 Share Option Plan for Outside Trustees (as Amended and Restated Effective as of December 31, 2008) (incorporated by reference to exhibit 10.13 to ProLogis' Form 10-K for the year ended December 31, 2008).

10.23*   ProLogis Deferred Fee Plan for Trustees (As Amended and Restated Effective as of May 14, 2010) (incorporated by reference to exhibit 10.3 to ProLogis' Form 8-K filed on May 19, 2010).

10.24*   Form of Indemnification Agreement between ProLogis and certain directors and executive officers (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed June 8, 2011).

10.25*   Form of Restricted Stock Unit Agreement; Prologis, Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Prologis' Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).

10.26*   Prologis, Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed May 8, 2012).

10.27*   Form of Director Deferred Stock Unit Award terms (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed May 8, 2012).

10.28*   Form of Change of Control and Noncompetition Agreement by and between Prologis, Inc. and its executive officers (incorporated by reference to Exhibit 10.2 to Prologis' Current Report on Form 8-K filed August 16, 2013).

10.29*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (General form 2015) (incorporated by reference to Exhibit 10.57 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.30*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (Bonus exchange) (incorporated by reference to Exhibit 10.2 to Prologis' Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).

10.31*   Form of Prologis, Inc. Long-Term Incentive Plan LTIP Unit Award Agreement (General form 2016) (incorporated by reference to Exhibit 10.48 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2015).

10.32*   Form of Prologis, Inc. Outperformance Plan LTIP Unit Exchange Award Agreement (incorporated by reference to Exhibit 10.58 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.33*   Form of Prologis, Inc. Long-Term Incentive Plan Equity Exchange Offer LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.59 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.34*   Amended and Restated Prologis, Inc. 2011 Notional Account Deferred Compensation Plan (incorporated by reference to Exhibit 10.60 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).

10.35*	Amended and Restated Prologis, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.61 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).
10.36*	Second Amended and Restated Prologis 2005 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.62 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2014).
10.37*	Prologis, Inc. 2018 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on January 18, 2018).
10.38*	Prologis, Inc. Amended and Restated 2018 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on March 27, 2018).
10.39*	Form of Prologis, Inc. 2018 Amendment to Outperformance Plan LTIP Unit Award Agreements (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on March 27, 2018).
10.40*	Amended and Restated Director Deferred Stock Unit Award Terms (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on May 7, 2018).
10.41	Form of Time-Sharing Agreement for Hamid Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 10-Q filed on October 22, 2018).
10.42*	Prologis, Inc. Second Amended and Restated 2018 Outperformance Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on August 28, 2018).
10.43*	Form of Outperformance Plan LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on August 28, 2018).
10.44*	Form of LTIP Unit Award Agreement (Bonus Exchange) (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 8-K filed on August 28, 2018).
10.45*	Form of LTIP Unit Award Agreement (Omnibus) (incorporated by reference to Exhibit 10.4 to Prologis' Current Report Form 8-K filed on August 28, 2018).
10.46*	Form of RSU Agreement (Global) (incorporated by reference to Exhibit 10.5 to Prologis' Current Report Form 8-K filed on August 28, 2018).
10.47*	Form of RSU Agreement (LTIP Unit Election) (incorporated by reference to Exhibit 10.6 to Prologis' Current Report Form 8-K filed on August 28, 2018).
10.48*	Letter Agreement dated February 3, 2017 by and between Prologis, Inc. and Hamid R. Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on February 3, 2017).
10.49	Term Loan Agreement dated as of March 4, 2019 among Prologis GK Holdings Y.K., as borrower, Prologis, L.P., as guarantor, the lenders party thereto, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on March 6, 2019).
10.50	Guaranty of Payment dated as of March 4, 2019 between Prologis, L.P., as guarantor, and Sumitomo Mitsui Banking Corporation, as Administrative Agent, for the lenders that are from time to time parties to the Term Loan Agreement dated as of March 4, 2019 (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on March 6, 2019).
10.51*	Amended and Restated Change in Control and Noncompetition Agreement, dated April 30, 2019, between Prologis, Inc. and Hamid R. Moghadam (incorporated by reference to Exhibit 10.1 to Prologis' Current Report From 8-K filed on May 3, 2019).
10.52*	Prologis, Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on May 4, 2020).
10.53*	Form of First Amendment to Amended and Restated Prologis, Inc. 2011 Notional Account Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.54*	Form of LTIP Unit Award Agreement (Omnibus 2020) (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on September 25, 2020).

10.55*	Form of LTIP Unit Award Agreement (Bonus Exchange 2020) (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.56*	Form of Outperformance Plan LTIP Unit Award Agreement for Named Executive Officers (2020) (incorporated by reference to Exhibit 10.4 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.57*	Form of Outperformance Plan LTIP Unit Award Agreement (General 2020) (incorporated by reference to Exhibit 10.5 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.58*	Form of Deferred Compensation LTIP Unit Award Agreement (2020) (incorporated by reference to Exhibit 10.6 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.59*	Form of RSU Agreement (Global 2020) (incorporated by reference to Exhibit 10.7 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.60*	Form of RSU Agreement (Bonus Exchange 2020) (incorporated by reference to Exhibit 10.8 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.61*	Form of RSU Agreement (LTIP Unit Election 2020) (incorporated by reference to Exhibit 10.9 to Prologis' Current Report Form 8-K filed on September 25, 2020).
10.62	First Amendment to Term Loan Agreement, dated as of October 1, 2021 among Prologis GK Holdings Y.K, as borrower, Prologis, L.P., as guarantor, the lenders party thereto, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 10-Q filed on October 26, 2021).
10.63*	Third Amended and Restated Prologis Promote Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed on December 2, 2021).
10.64	Global Senior Credit Agreement dated as of June 30, 2022 among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and agents, and Bank of America, N.A., as Global Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report on Form 8-K filed July 6, 2022).
10.65*	Form of LTIP Unit Award Agreement (Omnibus 2022) (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on September 27, 2022).
10.66*	Form of Third Amended and Restated Prologis 2005 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on December 12, 2022).
10.67*	Form of Second Amended and Restated Prologis, Inc. 2011 Notional Account Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on December 12, 2022).
10.68*	Form of Second Amended and Restated Prologis, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to Prologis' Current Report Form 8-K filed on December 12, 2022).
10.69	Prologis Bonus Exchange 2022 LTIP Unit Award Agreement - Advance Grant No Pre-Retirement Election (incorporated by reference to Exhibit 10.83 to Prologis' Annual Report on Form 10-K filed for the year ended December 31, 2022).
10.70*	Prologis Bonus Exchange 2022 LTIP Unit Award Agreement - Advance Grant Pre-Retirement Election (incorporated by reference to Exhibit 10.84 to Prologis' Annual Report on Form 10-K for the year ended December 31, 2022).
10.71*	Form of Change of Control and Noncompetition Agreement by and between Prologis, Inc. and its executive officers (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on January 5, 2023).
10.72	Amended and Restated Global Senior Credit Agreement dated as of April 5, 2023 among Prologis, L.P., various affiliates of Prologis, L.P., various lenders and agents, and Bank of America, N.A., as Global Administrative Agent (incorporated by reference to Exhibit 10.1 Prologis' Current Report Form 8-K filed on April 7, 2023).
10.73*	Form of Amended Agreement Relating to Retirement Eligibility and Vesting of Equity-Based Awards (incorporated by reference to Exhibit 10.2 to Prologis' Quarterly Report Form 10-Q filed on July 26, 2023).
10.74*	Fourth Amended and Restated Prologis Promote Plan, dated June 30, 2023 (incorporated by reference to Exhibit 10.3 to Prologis' Quarterly Report Form 10-Q filed on July 26, 2023).
10.75	Seventh Amended and Restated Revolving Credit Agreement, dated as of August 25, 2023, among Prologis Marunouchi Finance Investment Limited Partnership, as initial borrower, Prologis, L.P., as guarantor, the lenders listed on the

signature pages thereof, and Sumitomo Mitsui Banking Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Prologis' Current Report Form 8-K filed on August 31, 2023).

10.76   Guaranty of Payment, dated as of August 25, 2023, between Prologis, L.P., as guarantor, and Sumitomo Mitsui Banking Corporation, as Administrative Agent, for the banks that are from time to time parties to the Seventh Amended and Restated Revolving Credit Agreement (incorporated by reference to Exhibit 10.2 to Prologis' Current Report Form 8-K filed on August 31, 2023).

19.1†   Policy Governing Material, Non-Public Information and the Prevention of Insider Trading.

21.1†   Subsidiaries of Prologis, Inc. and Prologis, L.P.

22.1†   Subsidiary guarantors and issuers of guaranteed securities.

23.1†   Consent of KPMG LLP with respect to Prologis, Inc.

23.2†   Consent of KPMG LLP with respect to Prologis, L.P.

24.1†   Power of Attorney for Prologis, Inc. (included in signature page of this annual report).

24.2†   Power of Attorney for Prologis, L.P. (included in signature page of this annual report).

31.1†   Certification of Chief Executive Officer of Prologis, Inc.

31.2†   Certification of Chief Financial Officer of Prologis, Inc.

31.3†   Certification of Chief Executive Officer for Prologis, L.P.

31.4†   Certification of Chief Financial Officer for Prologis, L.P.

32.1†   Certification of Chief Executive Officer and Chief Financial Officer of Prologis, Inc., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2†   Certification of Chief Executive Officer and Chief Financial Officer for Prologis, L.P., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1†   Policy Relating to Recovery of Erroneously Awarded Compensation.

101. INS†   Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101. SCH†   Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

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*   *Management Contract or Compensatory Plan or Arrangement*
†   *Filed herewith*
‡   *Prologis has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and shall furnish supplementally to the SEC copies of any of the omitted schedules and exhibits upon request by the SEC.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROLOGIS, INC.

By: /s/ Hamid R. Moghadam
Hamid R. Moghadam
Chief Executive Officer

Date: February 13, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned officers and directors of Prologis, Inc., hereby severally constitute Hamid R. Moghadam, Timothy D. Arndt and Edward S. Nekritz, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Prologis, Inc. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the U.S. Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hamid R. Moghadam Hamid R. Moghadam	Chairman of the Board and Chief Executive Officer	February 13, 2024
/s/ Timothy D. Arndt Timothy D. Arndt	Chief Financial Officer	February 13, 2024
/s/ Lori A. Palazzolo Lori A. Palazzolo	Managing Director and Chief Accounting Officer	February 13, 2024
/s/ Cristina G. Bita Cristina G. Bita	Director	February 13, 2024
/s/ James B. Connor James B. Connor	Director	February 13, 2024
/s/ George L. Fotiades George L. Fotiades	Director	February 13, 2024
/s/ Lydia H. Kennard Lydia H. Kennard	Director	February 13, 2024
/s/ Irving F. Lyons III Irving F. Lyons III	Director	February 13, 2024
/s/ Avid Modjtabai Avid Modjtabai	Director	February 13, 2024
/s/ David P. O'Connor David P. O'Connor	Director	February 13, 2024
/s/ Olivier Piani Olivier Piani	Director	February 13, 2024
/s/ Jeffrey L. Skelton Jeffrey L. Skelton	Director	February 13, 2024
/s/ Carl B. Webb Carl B. Webb	Director	February 13, 2024

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROLOGIS, L.P.
By: Prologis, Inc., its general partner

By: /s/ Hamid R. Moghadam
       Hamid R. Moghadam
       Chief Executive Officer

Date: February 13, 2024

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned officers and directors of Prologis, L.P., hereby severally constitute Hamid R. Moghadam, Timothy D. Arndt and Edward S. Nekritz, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Prologis, L.P. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the U.S. Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hamid R. Moghadam Hamid R. Moghadam	Chairman of the Board and Chief Executive Officer	February 13, 2024
/s/ Timothy D. Arndt Timothy D. Arndt	Chief Financial Officer	February 13, 2024
/s/ Lori A. Palazzolo Lori A. Palazzolo	Managing Director and Chief Accounting Officer	February 13, 2024
/s/ Cristina G. Bita Cristina G. Bita	Director	February 13, 2024
/s/ James B. Connor James B. Connor	Director	February 13, 2024
/s/ George L. Fotiades George L. Fotiades	Director	February 13, 2024
/s/ Lydia H. Kennard Lydia H. Kennard	Director	February 13, 2024
/s/ Irving F. Lyons III Irving F. Lyons III	Director	February 13, 2024
/s/ Avid Modjtabai Avid Modjtabai	Director	February 13, 2024
/s/ David P. O'Connor David P. O'Connor	Director	February 13, 2024
/s/ Olivier Piani Olivier Piani	Director	February 13, 2024
/s/ Jeffrey L. Skelton Jeffrey L. Skelton	Director	February 13, 2024
/s/ Carl B. Webb Carl B. Webb	Director	February 13, 2024

EXHIBIT 4.1



Prologis, Inc.
Prologis, L.P.

Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

At December 31, 2023, Prologis, Inc. (the "Parent") and Prologis, L.P., meaning Prologis, L.P. and its consolidated subsidiaries (the "Operating Partnership" or "OP"), had three outstanding classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"): common stock, 3.000% Notes due 2026 and 2.250% Notes due 2029.

Additionally, the OP holds a 100% indirect ownership in three finance subsidiaries, Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC, which had fourteen outstanding classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Floating Rate Notes due 2024, 0.250% Notes due 2027, 0.375% Notes due 2028, 1.000% Notes due 2029, 1.875% Notes due 2029, 3.875% Notes due 2030, 0.625% Notes due 2031, 0.500% Notes due 2032, 4.625% Notes due 2033, 1.500% Notes due 2034, 1.000% Notes due 2035, 1.000% Notes due 2041, 4.250% Notes due 2043 and 1.500% Notes due 2049.

The terms "the Company," "Prologis," "we," "our" or "us" means the Parent and OP collectively.

Description of Capital Stock

The following description of our common stock and Series Q preferred stock ("preferred stock") is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation of Prologis and related Articles of Amendment (both "Articles of Incorporation"), our Articles Supplementary, establishing and fixing the rights and preferences of the Series Q Cumulative Redeemable Preferred Stock of Prologis and related Articles Supplementary and Articles of Amendment (both "Articles Supplementary") and Ninth Amended and Restated Bylaws of Prologis, Inc. ("Bylaws"), each of which are incorporated by reference herein and as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). We encourage you to read our Articles of Incorporation, Articles Supplementary, Bylaws and the applicable provisions of the Maryland General Corporation Law ("MGCL") and Delaware General Corporation Law ("DGCL") for additional information.

Authorized Capital Stock

General. Our authorized capital stock consists of 2,000,000,000 shares of common stock at a par value of $0.01 per share and 100,000,000 shares of preferred stock at a par value of $0.01 per share.

Common Stock

Shares Outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. Our common stock is listed under the New York Stock Exchange under the symbol "PLD." The transfer agent and securities registrar for our common stock is Computershare Trust Company, N.A.

Unissued Common Stock. The Articles of Incorporation authorize the board of directors (the "Board") to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

The issuance of any shares of common stock in future financings, acquisitions or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of our common stock and will subject our common stock to prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.

Restrictions on Ownership. Prologis generally will prohibit ownership by a single stockholder to no more than 9.8% (by value or number of shares, whichever is more restrictive) of the issued and outstanding shares of common stock.

Dividend Rights. The Board may declare and pay dividends on our common stock out of funds legally available for that purpose, subject to the rights of holders of preferred stock, as described below.

Voting Rights. Each outstanding share of common stock will entitle the holder to one vote for all matters submitted to stockholders for a vote at every meeting of the stockholders, including the election of directors. The holders of such shares will possess the exclusive voting power, subject to any resolution adopted by the Board with respect to any other class or series of stock establishing the designation, powers, preferences and relative, participating, optional or other special rights and powers of such series.

Holders may vote in person, authorize another person or persons to act by proxy. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, shall constitute a quorum. A quorum, once established, shall be sufficient to approve any matter which may properly come before the meeting. Additionally, under MGCL, we generally cannot dissolve, amend our Articles of Incorporation or Bylaws, merge, sell all or substantially all of our assets, engage in a share exchange or similar transaction in the ordinary course of business unless approved by the affirmative vote of the stockholders holding at least two-thirds of the shares entitled to vote on the matter and our Articles of Incorporation do not provide for a lesser percentage in any situation.

Voting for the Election of Directors. Each director is to be elected by the vote of the majority of votes cast with respect to that director's election; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director will be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Rights and Preferences. Holders of shares of common stock will not have any conversion, exchange, sinking or retirement fund, redemption or appraisal rights or any preemptive rights to subscribe for any securities of the Company or cumulative voting rights in the election of directors.

Rights Upon Liquidation. Upon liquidation, the holders of our common stock are entitled to share ratably in assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock.

Preferred Stock

Shares Outstanding. The outstanding shares of our preferred stock are duly authorized, validly issued, fully paid and nonassessable. Under our Articles of Incorporation, without further stockholder action, the Board is authorized, subject to any limitations prescribed by MGCL and DGCL, to provide for the issuance of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations and restrictions thereof.

Restriction on Ownership. No person or persons acting as a group at any time may directly or indirectly acquire ownership of more than 25% of the outstanding preferred stock or Prologis may redeem such shares from the holder or holders within 10 days of becoming aware of such activity.

Redemption Provisions. Prior to November 13, 2026, preferred stock will not be redeemable by Prologis, however, after this date at the option of Prologis, we may redeem the shares in whole at a redemption price of $50 per share. If full cumulative dividends on the preferred stock have not been declared and paid or declared and set apart for payment, they may not be redeemed at the option of Prologis except to enforce the ownership restrictions described above as well as to preserve its tax status.

Dividend Rights. The annual dividend rate is 8.54% per share and dividends are payable in arrears. Pursuant to the terms of our preferred stock, we are restricted from declaring or paying any dividend with respect to our common stock unless and until all cumulative dividends with respect to the preferred stock have been paid and sufficient funds have been set aside for dividends that have been declared for the relevant dividend period with respect to the preferred stock.

Voting Rights. The voting rights of preferred stock are limited. If and whenever six quarterly dividends payable on the preferred stock is in arrears, whether or not earned or declared, the number of directors then constituting the Board will be increased by two and the holders of preferred stock, together with the holders of shares of every other class, voting as a single class, regardless of class or series will be entitled to elect two additional directors to serve at annual meeting of stockholders or special meeting held in place thereof. The affirmative vote of at least 66 2/3% of the votes entitled to be case by the holders of the preferred stock is required to approve: (i) any changes to the Articles of Incorporation or Articles Supplementary that materially and adversely affects the voting powers, rights or preferences of the preferred stock; (ii) any share exchange, consolidation, or merger that materially and adversely affects the holders of the preferred stock and; (iii) the authorization, reclassification or creation of, or the increase in the authorized amount of, any security ranking senior to the preferred stock in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends.

Rights and Preferences. The preferred stock is not entitled to the benefits of any retirement of sinking fund and the holders have no conversion, redemption or preemption rights.

Rights Upon Liquidation. Preferred stockholders receive a liquidation preference of $50 per share.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

General. Our Articles of Incorporation and Bylaws contain certain provisions, including our ability to limit the actual or constructive ownership of shares of capital stock that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or take-over attempt that a stockholder might consider in its best interest, including those attempts that might result in premium over the market price for the shares held by the stockholders.

Business Combinations and Control Share Acquisitions Statues. In the Prologis' Bylaws we have elected not to be governed by the "business combination" provision of the MGCL or the "control share acquisition" provisions of the MGCL, which could have the effect of delaying or preventing a change of control of the Company. The Bylaws provide that the Company cannot at a future date determine to be governed by either such provision without the approval of a majority of the outstanding shares entitled to vote. In addition, such irrevocable resolution adopted by the Board may only be changed by the approval of a majority of the outstanding shares entitled to vote.

Description of Debt Securities of Prologis, Inc. and Prologis, L.P.

The following description of our debt securities is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Indenture, dated as of June 8, 2011 by and among the Operating Partnership, as issuer, Prologis, as guarantor, and U.S. Bank National Association, as trustee ("Base Indenture" and as supplemented by the First, Second, Third, Fourth, Fifth, Six, Seventh and Eighth Supplemental Indentures thereto, which are referred to herein as the "Indenture") and Officers' Certificates and Forms of Notes incorporated by reference herein and as exhibits to our most recent Annual Report on Form 10-K filed with the SEC.

General

The following listing summarizes our two classes of notes ("Notes") registered under Section 12 of the Exchange Act and are denominated in euro and British pound sterling and their related documents comprising their respective terms as filed with the SEC:

3.000% Notes due 2026

On June 2, 2014, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 3.000% per annum and maturing on June 2, 2026. The notes are listed under the New York Stock Exchange under the symbol "PLD/26."

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 3.000% Notes due 2026
Form of 3.000% Notes due 2026

2.250% Notes due 2029

On June 7, 2017, we issued debt of £500,000,000 aggregate principal amount bearing an interest rate of 2.250% per annum and maturing on June 30, 2029. The notes are listed under the New York Stock Exchange under the symbol "PLD/29."

Related Documents Incorporated by Reference
Form of Eighth Supplemental Indenture among Prologis, Inc., Prologis, L.P., U.S. Bank National Association and Elavon Financial Services DAC, UK Branch.
Form of Officers' Certificate related to the 2.250% Notes due 2029
Form of 2.250% Notes due 2029

The Indenture

General. All Notes are unsecured and unsubordinated obligations of Prologis underneath the Indenture, as defined above. The Notes are issuable in registered form in the form set out in the Indenture with coupons in denominations of $100,000 and any integral multiple of $1,000 in excess thereof for U.S. dollar-denominated notes, €100,000 and any integral multiple of €1,000 in excess thereof for euro-denominated notes and £100,000 and any integral multiple of £1,000 in excess thereof for British pound sterling-denominated notes. None of the Notes are redeemable or convertible at the option of the holders. The Notes do not provide for any sinking fund or analogous provision and are not to be issued upon the exercise of debt warrants.

Issuance of Additional Notes. The aggregate principal amount of the Notes which may be authenticated and delivered under the Indenture is unlimited. The Notes may be issued in one or more series. The additional series would be established pursuant to one or more Board Resolutions or supplemental indentures.

Trustee. The U.S. Bank National Association is the trustee for all securities issued under the Indenture, including the Notes, and is referred to herein as the Trustee.

Paying Agent, Transfer Agent and Security Registrar. The U.S. dollar-denominated notes define the paying agent as any person authorized by Prologis to pay the principal of or any interest on any securities on behalf of Prologis or if no such person is authorized, the paying agent is Prologis. The U.S. dollar-denominated notes also define the transfer agent and security registrar as the Trustee. The euro-denominated notes define the European paying agent and transfer agent as Elavon Financial Services Limited, UK Branch and the European security registrar as Elavon Financial Services Limited. The British pound sterling-denominated notes define U.S. Bank National Association as the transfer agent and security registrar and Elavon Financial Services DAC, UK Branch as the paying agent.

Voting Rights. To be entitled to vote at any meeting of the holders of the Notes, a person must be a holder of one or more series of Notes or a person appointed by an instrument in writing as a proxy for a holder or holders of one or more such series. At any meeting each holder will be entitled to one vote for each $1,000 principal amount of the Notes.

Purposes for Which Meetings May Be Called. A meeting of holders may be called at any time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action. A quorum for a meeting is defined when there is a majority of persons entitled to vote in principal amount of the total Notes. In the absence of a quorum within thirty minutes of the appointed meeting, the meeting will be dissolved or adjourned for a period of 10 days or less. Any resolution presented to a meeting or an adjourned meeting for which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Notes and may become binding for all holders, whether present, not present or represented at the meeting.

The Trustee may make reasonable regulations as it may deem advisable at any meetings in regard to proof of the holding of the Notes, the appointment or proxies, the duties of inspectors of the votes, other evidence of the right to vote and other such matters concerning conduct, including the appointment of a temporary chairman.

Execution of Supplemental Indentures. The Trustee may enter into a supplemental indenture for the purpose of adding, changing or eliminating any provisions to the Base Indenture or related supplemental indentures or to modify the rights of the holders and any related guarantees provided. To do so, the Trustee receives the consent of the holders of not less than a majority in principal amount of all Notes.

Redemption Provisions. The Notes are redeemable in whole at any time at the option of Prologis at a redemption price of equal to the greater of 100% of the principal amount ("Make-Whole Amount') or the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the date of the redemption on an annual basis at the applicable comparable governmental bond rate plus 20 basis points ("Redemption Price"). If the notes are redeemed on or after a certain time frame as defined in each note, the price is 100% of the principal amount.

Payment of Additional Amounts Upon Redemption. All repayments of the Notes will be made by or on behalf of the Company without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States ("U.S.") or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, Prologis will pay to a holder who is not a U.S. person such additional amounts (the "Additional Amounts") on the Notes as are necessary in order that the net payment by the Company or the paying agent of the principal of, and premium ("Tax Redemption Price"), if any, and interest on, the Notes to such holder, after such withholding or deduction, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay the Additional Amounts will not apply to certain items as defined in the Indenture.

Issuance in Euro and British Pound Sterling. Excluding the U.S. dollar-denominated notes, the principal, interest and related Additional Amounts on the euro-denominated and British pound sterling-denominated notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price) is payable in euro or British pound sterling, as applicable in each note's terms. If the euro or British pound sterling is unavailable due to the imposition of exchange controls or other circumstances beyond the Company's control, then all payments in respect of the notes will be made in U.S. dollars until the euro or British pound sterling is again available to Prologis. The amount payable on any date in euros or British pound sterling will be converted to U.S. dollars on the second business day, which is not weekend day or a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system is open. The rate used would be:

(1)   the Market Exchange Rate for euro, which is the noon buying rate in The City of New York for cable transfers of euros as certified for customs; or the most recently available Market Exchange Rate on or before payment is due; or

(2)   the rate mandated by the Board of Governors of the Federal Reserve system for British pound sterling, which is based on the most recent U.S. dollar/British pound sterling exchange rate published in The Wall Street Journal. If there is no published exchange rate, the rate is determined at Prologis' sole discretion for British pound sterling.

Any payment in respect of the euro-denominated and British pound sterling-denominated notes made in U.S. dollars will not constitute an Event of Default, as defined below, under the Indenture. Neither the Trustee nor the paying agent is responsible for obtaining exchange rates, effecting conversions or otherwise handling redenomination's.

Covenants. Under the Indenture, Prologis must maintain specific covenants on a quarterly basis to incur additional debt and continue to perform under the Indenture and not create an Event of Default, including:

(1)   all outstanding debt of Prologis on a consolidated basis in accordance with U.S. generally accepted accounting principles must be less than 60% of the sum of total assets as of the quarter covered by the Annual Report on Form 10-K or Quarterly Report on Form 10-Q;

(2)   the consolidated income available for debt service, as defined in the Indenture, to the annual debt service charge for four consecutive fiscal quarters as of the most recently ended period must be greater than 1.5, on a pro forma basis after giving effect to the application of proceeds from the incurrence or refinance of additional debt had it occurred at the beginning of such period;

(3)   the total unencumbered assets may not at any time be equal to or less than 150% of the aggregate outstanding principal amount of the unsecured debt;

(4)   total debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property to total assets cannot be equal to or greater than 40% of all outstanding debt; and

(5)   debt will be deemed to be incurred by the Company or subsidiary whenever the Company or subsidiary will create, assume, guarantee or otherwise become liable.

Events of Default. As described in the Indenture, there are many reasons for events of default, including but not limited to default in payment of principal and any premium when a series of Notes is due and payable at maturity, default in the payment of interest or any Additional Amounts payable, default in performance or breach of any covenant or warranty of the Company in the Indenture, default of other indebtedness of the Company, the court entering into a final judgment or decree in an aggregate amount, excluding insurance, in excess of $50,000,000 and such charges remaining for 60 days and the court entering into an order or decree of bankruptcy law.

If an event of default under the Indenture with respect to a series of debt securities occurs and is continuing, then in every such case, unless the principal of the debt securities of such series shall already have become due and payable, the trustee or the holders of not less than 25% in principal amount of such series of debt securities may declare the principal and the make-whole amount on the debt securities of such series to be due and payable immediately by written notice to the Operating Partnership that payment of the debt securities is due, and to the trustee if given by the holders.

Subject to provisions in the Indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of debt securities then outstanding under the Indenture, unless such holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the debt securities of a series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the debt securities not joining in the proceeding.

Description of Debt Securities of Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC

In 2018, we formed finance subsidiaries as part of our operations in Europe (Prologis Euro Finance LLC), Japan (Prologis Yen Finance LLC) and the United Kingdom (Prologis Sterling Finance LLC). These entities are 100% indirectly owned by the OP and all unsecured debt issued or to be issued by each entity is or will be fully and unconditionally guaranteed by the OP. There are no restrictions or limits on the OP's ability to obtain funds from its subsidiaries by dividend or loan. In reliance on Rule 3-10 of Regulation S-X, the separate financial statements of Prologis Euro Finance LLC, Prologis Yen Finance LLC and Prologis Sterling Finance LLC are not provided in our Annual Report on Form 10-K and Quarterly Report on Form 10-Q as the finance subsidiaries are entities bearing no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the securities being registered and any securities guaranteed by the OP. As the debt securities of Prologis Euro Finance LLC listed in this exhibit are unconditionally guaranteed and 100% indirectly owned by the OP we consider them other securities of the OP for purposes of this exhibit. At December 31, 2023, there were no securities issued by either Prologis Yen Finance LLC or Prologis Sterling Finance LLC that have been registered under Section 12 of the Exchange Act.

The following description of our debt securities issued by Prologis Euro Finance LLC is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Indenture, dated as of August 1, 2018 by and among Prologis Euro Finance LLC, as issuer, the OP, as guarantor, and U.S. Bank National Association, as trustee ("Finance Subsidiary Base Indenture" and as supplemented by the First and Second Supplemental Indentures thereto, which are collectively referred to herein as the "Finance Subsidiary Indenture") and Officers' Certificates and Forms of Notes incorporated by reference herein and as exhibits to our most recent Annual Report on Form 10-K filed with the SEC.

General

The following listing summarizes all notes issued by Prologis Euro Finance LLC ("Finance Subsidiary Notes") registered under Section 12 of the Exchange Act and are denominated in euros and related documents comprising their respective terms as filed with the SEC:

Prologis Euro Finance LLC

Floating Rate Notes due 2024 ("2024 Notes")

On February 8, 2022, we issued debt of €300,000,000 aggregate principal amount bearing an applicable rate + 0.200% per annum and maturing on February 8, 2024. The notes are listed under the New York Stock Exchange under the symbol "PLD/24".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the Floating Rate Notes due 2024
Form of Floating Notes due 2024

0.250% Notes due 2027 ("2027 Notes")

On September 10, 2019, we issued debt of €600,000,000 aggregate principal amount bearing an interest rate of Euribor + 0.250% per annum and maturing on September 10, 2027. The notes are listed under the New York Stock Exchange under the symbol "PLD/27".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.250% Notes due 2027
Form of 0.250% Notes due 2027

0.375% Notes due 2028 ("2028 Notes")

On February 6, 2020, we issued debt of €550,000,000 aggregate principal amount bearing an interest rate of 0.375% per annum and maturing on February 6, 2028. The notes are listed under the New York Stock Exchange under the symbol "PLD/28".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.375% Notes due 2028
Form of 0.375% Notes due 2028

1.000% Notes due 2029 ("2029 Notes")

On February 8, 2022, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 1.000% per annum and maturing on February 8, 2029. The notes are listed under the New York Stock Exchange under the symbol "PLD/29C".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.000% Notes due 2029.
Form of 1.000% Notes due 2029.

1.875% Notes due 2029 ("2029 Notes")

On August 1, 2018, we issued debt of €700,000,000 aggregate principal amount bearing an interest rate of 1.875% per annum and maturing on January 5, 2029. The notes are listed under the New York Stock Exchange under the symbol "PLD/29A".

Related Documents Incorporated by Reference
First Supplemental Indenture, dated as of August 1, 2018, among Prologis Euro Finance LLC, Prologis, L.P., U.S. Bank National Association and Elavon Financial Services DAC, UK Branch.
Form of Officers' Certificate related to the 1.875% Notes due 2029
Form of 1.875% Notes due 2029

3.875% Notes due 2030 ("2030 Notes")

On January 31, 2023, we issued debt of €600,000,000 aggregate principal amount bearing an interest rate of 3.875% per annum and maturing on January 31, 2030. The notes are listed under the New York Stock Exchange under the symbol "PLD/30A".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 3.875% due 2030
Form of 3.875% Notes due 2030

0.625% Notes due 2031 ("2031 Notes")

On September 10, 2019, we issued debt of €700,000,000 aggregate principal amount bearing an interest rate of 0.625% per annum and maturing on September 10, 2031. The notes are listed under the New York Stock Exchange under the symbol "PLD/31".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.625% Notes due 2031
Form of 0.625% Notes due 2031

0.500% Notes due 2032 ("2032 Notes")

On February 16, 2021, we issued debt of €850,000,000 aggregate principal amount bearing an interest rate of 0.500% per annum and maturing on February 16, 2032. The notes are listed under the New York Stock Exchange under the symbol "PLD/32".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 0.500% Notes due 2032
Form of 0.500% Notes due 2032

4.625% Notes due 2033 ("2033 Notes")

On May 23, 2023, we issued debt of €750,000,000 aggregate principal amount bearing an interest rate of 4.625% per annum and maturing on May 30, 2033. The notes are listed under the New York Stock Exchange under the symbol "PLD/33A".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 4.625% Notes due 2033
Form of 4.625% Notes due 2033

1.500% Notes due 2034 ("2034 Notes")

On February 8, 2022, we issued debt of €750,000,000 aggregate principal amount bearing an interest rate of 1.500% per annum and maturing on February 8, 2034. The notes are listed under the New York Stock Exchange under the symbol "PLD/34".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.500% Notes due 2034.
Form of 1.500% Notes due 2034.

1.000% Notes due 2035 ("2035 Notes")

On February 6, 2020, we issued debt of €650,000,000 aggregate principal amount bearing an interest rate of 1.000% per annum and maturing on February 6, 2035. The notes are listed under the New York Stock Exchange under the symbol "PLD/35".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.000% Notes due 2035
Form of 1.000% Notes due 2035

1.000% Notes due 2041 ("2041 Notes")

On February 16, 2021, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 1.000% per annum and maturing on February 16, 2041. The notes are listed under the New York Stock Exchange under the symbol "PLD/41".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.000% Notes due 2041
Form of 1.000% Notes due 2041

4.250% Notes due 2043 ("2043 Notes")

On January 31, 2023 we issued debt of €650,000,000 aggregate principal amount bearing an interest rate of 4.250% per annum and maturing on January 31, 2043. The notes are listed under the New York Stock Exchange under the symbol "PLD/43".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 4.250% Notes due 2043
Form of 4.250% Notes due 2043

1.500% Notes due 2049 ("2049 Notes")

On September 10, 2019, we issued debt of €500,000,000 aggregate principal amount bearing an interest rate of 1.500% per annum and maturing on September 10, 2049. The notes are listed under the New York Stock Exchange under the symbol "PLD/49".

Related Documents Incorporated by Reference
Form of Officers' Certificate related to the 1.500% Notes due 2049
Form of 1.500% Notes due 2049

The Finance Subsidiary Indenture

General. All Finance Subsidiary Notes are unsecured and unsubordinated obligations of Prologis Euro Finance LLC. They are fully and unconditionally guaranteed by the OP pursuant to the Finance Subsidiary Indenture, as defined above. The Finance Subsidiary Notes are issuable in registered form in the form set out in the Finance Subsidiary Indenture with coupons in denominations of €100,000 and any integral multiple of €1,000 in excess thereof. None of the Finance Subsidiary Notes are redeemable or convertible at the option of the holders. The Finance Subsidiary Notes do not provide for any sinking fund or analogous provision and are not to be issued upon the exercise of debt warrants.

Issuance of Additional Notes. The aggregate principal amount of the Finance Subsidiary Notes which may be authenticated and delivered under the Finance Subsidiary Indenture is unlimited. The Finance Subsidiary Notes may be issued in one or more series. The additional series would be established pursuant to one or more Board Resolutions or supplemental indentures.

Trustee. The U.S. Bank National Association is the trustee for all securities issued under the Finance Subsidiary Indenture, including the Finance Subsidiary Notes, and is referred to herein as the Trustee.

Paying Agent, Transfer Agent and Security Registrar. The euro-denominated notes define the paying agent as Elavon Financial Services DAC, UK Branch and the transfer agent and security registrar as U.S. Bank National Association.

Voting Rights. To be entitled to vote at any meeting of the holders of the Finance Subsidiary Notes, a person must be a holder of one or more series of Finance Subsidiary Notes or a person appointed by a holder in writing as a proxy for a holder or holders of one or more such series. At any meeting each holder will be entitled to one vote for each $1,000 principal amount of the Finance Subsidiary Notes.

Purposes for Which Meetings May Be Called. A meeting of holders may be called at any time to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action. A quorum for a meeting is defined when there is a majority of persons entitled to vote in principal amount of the total Finance Subsidiary Notes. In the absence of a quorum within thirty minutes of the appointed meeting, the meeting will be dissolved or adjourned for a period of 10 days or less. Any resolution presented to a meeting or an adjourned meeting for which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the Finance Subsidiary Notes and may become binding for all holders, whether present, not present or represented at the meeting.

The Trustee may make reasonable regulations as it may deem advisable at any meetings in regard to proof of the holding of the Finance Subsidiary Notes, the appointment or proxies, the duties of inspectors of the votes, other evidence of the right to vote and other such matters concerning conduct, including the appointment of a temporary chairman.

Execution of Supplemental Indentures. The Trustee may enter into a supplemental indenture for the purpose of adding, changing or eliminating any provisions to the Finance Subsidiary Indenture or related supplemental indentures or to modify the rights of the holders and any related guarantees provided. To do so, the Trustee receives the consent of the holders of not less than a majority in principal amount of all Finance Subsidiary Notes affected by the proposed change.

Redemption Provisions. The euro-denominated notes are redeemable in whole at any time at the option of the OP at a redemption price of equal to the greater of 100% of the principal amount ("Make-Whole Amount') or the sum of the present values of the remaining scheduled payments of principal and interest on the euro-denominated notes to be redeemed discounted to the date of the redemption on an annual basis at the applicable comparable governmental bond rate plus 20 basis points, in the case of the 2027 notes, 15 basis points, in the case of the 2028 notes, 20 or 25 basis points, in the case of either of the 2029 notes, 30 basis points, in the case of 2030 notes, 20 basis points, in the case of the 2031 notes, 20 basis points, in the case of 2032, 35 basis points, in the case of 2033 notes, 25 basis points, in the case of the 2034 notes, 20 basis points, in the case of the 2035 notes, 20 basis points, in the case of 2041 notes, 35 basis points, in the case of the 2042 notes, and 30 basis points, in the case of the 2049 notes ("Redemption Price"). If the euro-denominated notes are redeemed on or after a certain time frame as defined in each note, the price is 100% of the principal amount.

Payment of Additional Amounts Upon Redemption. All repayments of the Finance Subsidiary Notes will be made by or on behalf of the finance subsidiaries without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the U.S. or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the finance subsidiaries will pay to a holder who is not a U.S. person such additional amounts (the "Additional Amounts") on the Finance Subsidiary Notes as are necessary in order that the net payment by the finance subsidiary or the paying agent of the principal of, and premium ("Tax Redemption Price"), if any, and interest on, the Finance Subsidiary Notes to such holder, after such withholding or deduction, will not be less than the amount provided in the Finance Subsidiary Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts will not apply to certain items as defined in the Finance Subsidiary Indenture.

Issuance in Euro and Yen. The principal, interest and related Additional Amounts on the Finance Subsidiary Notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price) is payable in euro. If the euro is unavailable due to the imposition of exchange controls or other circumstances beyond the control of Prologis Euro Finance LLC, then all payments in respect of the Finance Subsidiary Notes will be made in U.S. Dollars until the euro is again available to Prologis Euro Finance LLC. The amount payable on any date in euros will be converted to U.S. Dollars on the second business day, which is not weekend day or a day on which banking institutions in the cities of New York, London are authorized or obligated by law or executive order to close and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system is open. The rate used would be:

(1)   the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date; or

(2)   the most recent U.S. dollar/euro exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date if the Board of Governors of the Federal Reserve System has not announced a rate of conversion; or

(3)   the rate determined at the sole discretion of Prologis Euro Finance LLC on the basis of the most recently available market exchange rate for euro, in the event The Wall Street Journal has not published such exchange rate.

Any payment in respect of the Finance Subsidiary Notes made in U.S. dollars will not constitute an Event of Default, as defined below, under the Finance Subsidiary Indenture. Neither the Trustee nor the paying agent is responsible for obtaining exchange rates, effecting conversions or otherwise handling redenomination's.

Covenants. Under the Finance Subsidiary Indenture, the OP must maintain specific covenants to incur additional debt and continue to perform under the Finance Subsidiaries Indenture and not create an Event of Default, including:

(1)   all outstanding debt of the OP on a consolidated basis in accordance with U.S. generally accepted accounting principles must be less than 60% of the sum of total assets as of the quarter covered by the Annual Report on Form 10-K or Quarterly Report on Form 10-Q;

(2)   the consolidated income available for debt service, as defined in the Finance Subsidiary Indenture, to the annual debt service charge for four consecutive fiscal quarters as of the most recently ended period must be greater than 1.5, on a pro forma basis after giving effect to the application of proceeds from the incurrence or refinance of additional debt had it occurred at the beginning of such period;

(3)   the total unencumbered assets may not at any time be equal to or less than 150% of the aggregate outstanding principal amount of the unsecured debt of the OP;

(4)   total debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property to total assets cannot be equal to or greater than 40% of all outstanding debt of the OP; and

(5)   debt will be deemed to be incurred by the OP or subsidiary whenever the OP or subsidiary will create, assume, guarantee or otherwise become liable.

Events of Default. As described in the Finance Subsidiary Indenture, there are many reasons for events of default, including but not limited to default in payment of principal and any premium when a series of Finance Subsidiary Notes is due and payable at maturity, default in the payment of interest or any Additional Amounts payable, default in performance of any covenant of the Company in the Finance Subsidiary Indenture, default of other indebtedness of the Company, the court entering into a final judgment or decree in an aggregate amount, excluding insurance, in excess of $50,000,000 and such charges remaining for 60 days and the court entering into an order or decree of bankruptcy law.

If an event of default under the Finance Subsidiary Indenture with respect to a series of debt securities occurs and is continuing, then in every such case, unless the principal of the debt securities of such series shall already have become due and payable, the trustee or the holders of not less than 25% in principal amount of such series of debt securities may declare the principal and the make-whole amount on the debt securities of such series to be due and payable immediately by written notice to the Operating Partnership that payment of the debt securities is due, and to the trustee if given by the holders.

Subject to provisions in the Finance Subsidiary Indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the Finance Subsidiary Indenture at the request or direction of any holders of any series of debt securities then outstanding under the Finance Subsidiary Indenture, unless such holders shall have offered to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the debt securities of a series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee with respect to that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the Finance Subsidiary Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the debt securities not joining in the proceeding.

EXHIBIT 19.1

Prologis, Inc.

Policy Governing Material, Non-Public Information and the Prevention of Insider Trading

Policy Overview

The U.S. securities laws contain very strict prohibitions against trading (which is defined as the purchase, sale or transfer of) securities of publicly held companies while in possession of <u>material, non-public</u> information and while securities offerings are in progress. The selective disclosure of <u>material, non-public</u> information to others who may trade is also prohibited.

In the course of performing their duties, directors and employees of Prologis, Inc. and its direct and indirect subsidiaries (collectively, "Prologis" or the "Company") have access to material, non-public information about Prologis and its business, including information about other public companies with which Prologis may do business or in which it invests or may invest. To promote compliance with securities laws and to avoid even the appearance of improper conduct on the part of any of Prologis' directors and employees, this Policy Governing Material, Non-Public Information and the Prevention of Insider Trading ("Insider Trading Policy") has been adopted. In accordance with Securities and Exchange Commission ("SEC") rules and regulations, Prologis will also file a copy of this Insider Trading Policy as an exhibit to the Company's Annual Report on Form 10-K.

The Insider Trading Policy applies to:

- all Prologis directors and employees (whether located in or outside the United States), their immediate family members, agents and advisors and to all other Covered Persons (see definition of Covered Persons below);
- all Prologis Securities (see definition of Prologis Securities below); and
- affiliated and unaffiliated companies (including securities of any company about which a Prologis director or employee learns material, non-public information through their association with Prologis).

Material, non-public information must be held in strict confidence. Covered Persons who are in possession of material, non-public information relating to Prologis must <u>not</u>:

- trade Prologis Securities while possessing material, non-public information, including material, non-public information obtained in the course of their employment;
- directly or indirectly communicate material, non-public information relating to Prologis to anyone outside of Prologis or to another person inside Prologis, other than on a "need-to-know" basis in the ordinary course of business; or
- recommend the purchase or sale of Prologis Securities while they are in the possession of material, non-public information.

These prohibitions remain in effect until the information has been released to the public and sufficient time has passed for the information to be absorbed by the market and investors (generally two (2) full trading days).

All Covered Persons should understand the Insider Trading Policy to ensure that they are fully informed about insider trading restrictions.

The Insider Trading Policy applies only to transactions subject to U.S. federal and state securities laws and does not address the securities laws of any other jurisdiction. It is the ultimate responsibility of the Covered Persons to comply with relevant insider trading and securities laws, rules and regulations. The Insider Trading Policy and any related approvals or guidance do not constitute legal advice and, as such, Covered Persons should consult their own legal counsel.

Prohibitions on Insider Trading

The insider trading laws are designed so that all people trading in any company's securities should have equal access to all material information about that company.

Material Information: Determining what constitutes material company information involves an analysis of a number of different factors, including the following:

- whether the information is likely to have a significant effect on the market price of a security;
- whether there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and
- whether the information would be viewed by the reasonable investor as significantly altering the total mix of information available regarding the security.

The following types of information may be considered material and, if so, should not be discussed with persons outside of Prologis:

- earnings information, including confirmation of or guidance on individual and consensus earnings estimates or the assumptions underlying those estimates;
- forecasts of financial results of operations, including on a property-by-property basis;
- pending or potential mergers, acquisitions, dispositions, tender offers, joint ventures or other changes in assets;
- new initiatives (including new lines of business) or developments (including the impact of such matters on Prologis' financial results);
- changes in control of Prologis or changes in executive management;
- entry into or termination of a material agreement, including the incurrence of additional indebtedness;
- changes in auditors or notification from an auditor that Prologis may no longer rely on an earlier audit report;
- developments regarding companies in which Prologis has made a significant investment or is considering making an investment;
- events regarding Prologis Securities, such as defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights

2

of security holders and public or private sales of securities, including any securities issued in any joint venture or partnership transaction;

- significant new litigation or material developments in existing significant litigation; and
- impending bankruptcies or liquidity or cash problems or defaults or potential defaults under loan agreements or other material contracts.

This list is not meant to cover all situations. If the Covered Person would consider the information important in making an investment decision, the information should be assumed to be material. If there is any question about the materiality of certain information, contact the Legal Department prior to executing the transaction.

<u>**If it is unclear if information is material, assume that it is.**</u>

<u>Non-public Information:</u> Information is <u>non-public</u> until it has been made generally available to the general public or investors, usually by distribution of a press release or the filing of such information on Form 8-K with the SEC. Even after information has been made public, generally two (2) full trading days must elapse for the news to be absorbed by the market and investors before you may trade or disclose information to others.

Material, non-public information can only be disclosed on a "need-to-know" basis within Prologis as well as to outside advisors, such as attorneys, working on the specific matter or transaction.

<u>Tipping Information to Others:</u> Prologis must avoid the selective disclosure of material non-public information. Covered Persons in possession of material non-public information <u>are prohibited</u> from providing that information to other people (other than pursuant to a legitimate business purpose) or recommending that other people purchase or sell Prologis Securities based on that information. This practice is referred to as "tipping" and both the Covered Person and the other person (the "tippee") can be liable, whether or not the Covered Person profited or otherwise benefited from the tippee's transactions. And, just as Covered Persons are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade.

<u>Breach of Trust or Confidence:</u> Anyone can be liable for insider trading where material non-public information is misappropriated from another person or entity to which a duty of trust and confidence is owed. Misappropriation occurs whenever a relationship of trust and confidence exists, such as between employer and employee, and material non-public information acquired from the relationship is subsequently traded on to one's own advantage in abuse of that relationship. Even absent a fiduciary duty to a company's stockholders, a person can be liable for insider trading where a relationship of trust and confidence exists, such as between an employer and the employer's clients or customers.

<u>Examples of Prohibited Activities:</u> The following are some examples of violations of insider trading laws:

- calling one's sister to tell her that Prologis is about to buy a major stock position in another company, and the sister buys stock in Prologis or the other company;

- being aware that a major lawsuit is about to be filed against Prologis and selling Prologis stock prior to the public disclosure of the lawsuit;
- buying stock in another company after learning that Prologis plans to acquire that company through a merger or tender offer; and
- buying stock in Prologis after learning of a planned increase in the dividend but before the dividend increase is announced.

The insider trading laws apply also to material, non-public information related to any other public company, including customers, partners, and investees of Prologis, that is obtained in the course of one's employment or directorship with Prologis.

Penalties for Engaging in Insider Trading

Trading activity is monitored closely by the SEC and also by the stock exchanges in order to detect instances of insider trading. The penalties for violating the securities laws with respect to insider trading (including trading or "tipping") can be very serious and can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. Enforcement remedies available to the government or private plaintiffs include:

- jail time (up to 20 years in jail);
- criminal fines (up to $5 million);
- disgorgement of all profits;
- civil fines to the violator or its employer of up to three (3) times the amount of profit made or losses avoided;
- sanctions and injunctive actions; and
- punitive damage awards (under applicable state laws).

In addition, other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act, also may be violated upon the occurrence of insider trading. Further, insider trading could result in sanctions by Prologis, including dismissal from employment with Prologis.

Trading in Prologis Securities

Covered Persons who are in possession of material, non-public information relating to Prologis must <u>not</u> directly or indirectly trade Prologis Securities. This prohibition remains in effect until the information has been released to the public and sufficient time has passed for the information to be absorbed by the market and investors (generally two (2) full trading days). The responsibility for determining whether a Covered Person possesses material, non-public information rests entirely with that Covered Person.

<u>Blackout Period</u>

All Prologis directors, all employees with a title of Senior Vice President and above, persons subject to Prologis' strategic capital compliance program, all officers who work in the accounting, financial planning and analysis, tax, investor relations, treasury, legal and finance departments and these persons' respective administrative assistants (and such other employees in these or other departments as may be designated from time to time by the General Counsel) are prohibited from trading in Prologis Securities during the period that begins the day after the last day of each fiscal quarter and ends after the second full trading day following the release of quarterly or year-end earnings ("Blackout Period"). The schedule for earnings releases can be obtained from the Investor Relations department. Trading must conclude (i.e., settle) no later than the third (3rd) business day following the start of the Blackout Period.

The Blackout Period applies to transactions in Prologis Securities conducted by the immediate family members and all Controlled Covered Persons related to persons subject to the Blackout Period. The Legal Department will typically notify relevant Prologis personnel indicating the commencement and ending of each Blackout Period.

During a Blackout Period, these transactions are not permitted:

1) the purchase of Prologis Securities,

2) the sale of Prologis Securities, including the sale of Prologis Securities acquired through any of the following transactions:

- the exercise of stock options;
- the conversion of convertible securities;
- the exercise of warrants; or
- the exercise of rights in a rights offering,

3) the transfer of Prologis Securities, including the transfer of Prologis Securities to a trust or a gift of Prologis Securities to a charitable organization, and

4) making or changing an election to invest in Prologis Securities through a 401(k) plan.

The exercise of stock options through a transaction that involves the sale of any portion of the underlying stock, such as a cashless exercise of options through a program that Prologis may have established with a securities broker, involves the sale of Prologis Securities and is, therefore, subject to the Blackout Period restrictions.

Trading or transferring Prologis Securities may be permitted during a Blackout Period for personal hardships if approved in advance by the Prologis Legal Department. Further, notwithstanding the prohibition on trading during the Blackout Period, the following actions are permitted:

1) the automatic reinvestment of dividends in Prologis Securities pursuant to a dividend reinvestment and stock purchase plan or regular contributions to an employee share purchase plan pursuant to an election made at the time of enrollment;

2) the acquisition of Prologis Securities upon the exercise of stock options (however a "cashless" exercise (as described above) is prohibited during the Blackout Period); and

3) the conversion of convertible securities, the exercise of warrants or the exercise of rights in a rights offering.

In circumstances not covered above, or where you have any question as to the propriety of a transaction, you should address these questions with the Legal Department.

Trading Prologis Securities is never permitted if you are in possession of material, non-public information. The Legal Department may, from time to time, notify Prologis personnel that trading in a particular Security will not be permitted during a specified period, which may be outside the quarterly Blackout Period.

Pre-Clearance

All Prologis employees with titles of Senior Vice President and above, persons subject to Prologis' strategic capital compliance program, and all of the aforementioned persons' respective assistants (and such other employees as may be designated from time to time by the General Counsel), must clear <u>all</u> transactions in Prologis Securities with the Prologis Legal Department <u>before</u> initiating the transaction. <u>Pre-clearance by these individuals must be obtained for all transactions, even if the transaction will occur outside a Blackout Period</u>. Further, these individuals must also obtain pre-clearance for any transactions in Prologis Securities by any of their immediate family members or Controlled Covered Persons. Transactions in Prologis Securities requiring preclearance include transfers of Prologis Securities such as a transfer of Prologis Securities into a trust or a gift of Prologis Securities to a charitable organization.

All transactions for which pre-clearance was obtained must be conducted within the parameters of the trading authorization received (e.g., maximum number of shares authorized and the authorized time period in which to trade). Even if a Covered Person is given clearance by the Prologis Legal Department to trade, it is the sole responsibility of the Covered Person to (1) finally determine whether he or she possesses or comes into the possession of material non-public information, (2) to refrain from transacting in Prologis Securities if he or she possesses such information, and (3) to notify the Prologis Legal Department immediately of such determination. Pre-clearance of a transaction does not constitute legal advice and does not in any way insulate a Covered Person from liability.

10b5-1 Plans

The prohibition on trading during the Blackout Period does not apply to trading pursuant to a 10b5-1 Plan approved by the Legal Department. All such plans, including any modification or termination of a plan, must be approved by the Legal Department. A 10b5-1 Plan must also satisfy the following conditions:

1) the trading plan is in writing and is adopted outside a Blackout Period;

2)   the director or employee adopting the plan (a) must not possess material, non-public information as of the date the plan is adopted and (b) must enter into the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 (directors and officers must include a representation in the plan certifying these conditions);

3)   the plan must be irrevocable – i.e., there must be no ability to modify or revoke the plan, except outside a Blackout Period and at a time when the director or employee adopting the plan does not possess material, non-public information;

4)   the plan must provide that no trade can take place until:

     a)   for directors and officers, the <u>later of</u> (i) 90 days following adoption of the plan and (ii) two business days following disclosure of the Company's financial results for the fiscal quarter in which the plan was adopted (but in no event later than 120 days following adoption of the plan); and

     b)   for non-officer employees, 30 days following adoption of the plan;

5)   the plan must specify the amount of securities to be purchased or sold or specify or set an objective formula for determining the amount of securities to be purchased sold;

6)   the director or employee may have only one 10b5-1 Plan in effect at any time;

7)   the director or employee may only adopt a 10b5-1 Plan that is designed to effect the purchase or sale of all of the securities under the plan in a single transaction if the director/employee has not adopted another such "single-trade" plan in the preceding 12 months; and

8)   a copy of the plan must be provided to the Legal Department.

Any modification or change to the amount, price or timing of the purchase or sale of securities, or any cancellation of a trade, under a 10b5-1 trading plan will be deemed to be a termination of such plan and will require compliance with these conditions as if the employee or director were adopting a new 10b5-1 Plan.

In addition, SEC rules and regulations require Prologis to provide quarterly disclosure of the adoption or termination of a 10b5-1 Plan or a non-Rule 10b5-1 trading arrangement by officers and directors.

<u>Section 16 Individuals and Short Swing Profits</u>

Directors and officers (within the meaning of Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934) ("Section 16 Individuals") are subject to certain additional restrictions on trading in Prologis Securities. Section 16 of the Securities Exchange Act of 1934 requires that Section 16 Individuals report all changes in beneficial ownership of Prologis equity Securities to Prologis, the SEC and the New York Stock Exchange. Further, any profit resulting from a purchase and sale, or sale and purchase, of Prologis' equity Securities within any period of less than six months, known as "short swing" profits, is recoverable from the Section 16 Individual. These rules apply to purchases and sales of Prologis common and preferred stock and any Securities convertible into Prologis common or preferred stock. Section 16 also prohibits all short sales in Prologis equity Securities by Section 16 Individuals.

The rules on recovery of short swing profits are absolute and do not depend on whether a person has material, non-public information at the time of the transaction and do not depend on whether a person actually realized a profit on the transaction.

Generally, all transactions in Prologis equity Securities by Section 16 Individuals, including transactions under the Prologis 401(k) Plan or any other Prologis plan or any gifts or other transfers, must be reported to the SEC within two business days and may be subject to the short swing profits rule. To prevent a violation of the Section 16 rules, Section 16 Individuals should advise the Legal Department when they, or any of their "Covered Persons", are contemplating a transaction in Prologis equity Securities. All Section 16 Individuals should consult their own personal legal adviser regarding such matters.

Section 16 Individuals are precluded from trading outside the Blackout Period if there is a trading blackout for the Prologis 401(k) Plan or any other Prologis pension plan if the trading blackout for the plan (i) exceeds three (3) business days in length and (ii) restricts the ability of at least 50% of the participants in such plan from buying, selling or otherwise acquiring or transferring Prologis Securities through their account.

Additional Prohibited Transactions and Activities

Short Sales: In a short sale, the seller will sell securities that he or she does not own in the hopes of buying the securities in the future at a lower price in order to earn a profit. A short sale of Prologis Securities by any Covered Persons is prohibited at all times.

Publicly Traded Options: A transaction in options is, in effect, a bet on the short-term movement of the underlying security and can create the appearance that the Covered Person is trading based on inside information. Accordingly, transactions in puts, calls or other derivative securities associated with Prologis Securities, on an exchange or in any other organized market, are prohibited at all times.

Margin Accounts: Securities held in a margin account may be sold by the broker, without the customer's consent, if the customer fails to meet a margin call. Because a margin sale may occur at a time when the Covered Person is in possession of material, non-public information or during a Blackout Period, Covered Persons are prohibited from purchasing Prologis Securities on margin or holding Prologis Securities in a margin account.

Pledging Securities: Covered Persons are prohibited from pledging Prologis Securities as security or collateral for loans or other obligations.

Guidelines to Prevent Insider Trading

To ensure compliance with insider trading laws and the Insider Trading Policy, Covered Persons should:

1) Identify Material Non-Public Information – Prior to directly or indirectly transacting in any security of Prologis (including entering into a contract to trade a security), every Covered Person must personally determine if he or she possesses material, non-public information.

2) <u>Limit Access to Company Information</u> – Access to material, non-public information about Prologis should be limited to directors and employees of Prologis on a "need-to-know" basis. Such information shall not be communicated to anyone outside Prologis under any circumstances or to anyone within Prologis on other than a "need-to-know" basis as is customary in the ordinary course of business. Disclosure of such information should be in accordance with the Prologis Disclosure Policy. Covered Persons should take all necessary steps and precautions necessary to restrict access to, and secure, material, non-public information. Third party inquiries about Prologis should be directed to the Investor Relations and Corporate Communications Department or otherwise in accordance with the Prologis Disclosure Policy.

3) <u>Avoid Certain Aggressive or Speculative Trading</u> – Covered Persons should not directly or indirectly participate in transactions involving trading activities related to Prologis Securities that by their aggressive nature may give rise to an appearance of impropriety Such activities include hedging of Prologis Securities and other similar transactions, which are prohibited under the Insider Trading Policy.

4) <u>Do Not Have Standing Sell or Purchase Orders</u> – Covered Persons should not have any standing orders to sell or purchase Prologis Securities at a particular price (including any "stop loss" orders or other "limit order") because these can be triggered when the Covered Person is in possession of material, non-public information or during a Blackout Period. Standing orders executed in compliance with a properly adopted 10b5-1 Plan are allowed (see "10b5-1 Plans" above).

5) <u>Consider 20-20 Hindsight</u> – If securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction Covered Persons should carefully consider how regulators and others might view the transaction in hindsight.

Trading in Securities of Other Companies

The Insider Trading Policy does not regulate the trading by Prologis personnel in the securities of any public company other than Prologis and public companies in which Prologis has a significant interest, except where you are in possession of material, non-public information regarding that public company. Anyone in possession of material, non-public information about another public company should <u>not</u> trade or recommend that another person trade in those securities. For example, securities laws are violated if a director or employee of Prologis learns through their Prologis sources that Prologis intends to purchase assets from another public company, and then buys or sells stock in that other company because of the likely increase or decrease in the value of its securities.

If Prologis becomes a principal shareholder of another public company or is involved in a material transaction with another public company, that company will be added to the list of companies whose securities are subject to the Insider Trading Policy.

Definitions

1) <u>Covered Persons</u> – Directors and employees of Prologis (whether located in or outside the United States) and their immediate family members, agents and advisors. Covered Persons

also include: (i) any family members who reside in the same household with the director or employee and any family members of the director or employee who do not live in the same household but whose transactions in Prologis Securities are directed by, or subject to the influence or control of, the director or employee; (ii) corporations or other business entities controlled by the Covered Persons; and (iii) trusts in which the Covered Persons act as a trustee or otherwise have investment control (collectively, "Controlled Covered Persons"). The term "immediate family" for purposes of this section shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

2) <u>Prologis Securities or Securities</u> – Prologis stocks (common and preferred), bonds, notes and debentures, but also options, warrants and similar instruments which are exercisable, exchangeable or convertible into Prologis Securities. Prologis Securities also include the partnership units of Prologis, L.P., which are exchangeable into shares of Prologis common stock, and LTIP units of Prologis, L.P. Prologis Securities shall also include the securities of any of Prologis' direct or indirect subsidiaries or affiliates that may be identified by us from time to time, which may include any publicly traded companies in which Prologis owns an interest and/or manages.

3) <u>10b5-1 Plan</u> – Pre-arranged trading plan adopted in accordance with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 that has been pre-approved by the Legal Department.

4) <u>Legal Department</u> – The Prologis Legal Department is located in the Denver Operations Headquarters.

Questions

Any person who has a question about the Insider Trading Policy or its application to any proposed transaction may obtain additional guidance from the Prologis Legal Department (Mike Blair at (303) 567-5115 or Deborah Briones at (415) 733-9562). Ultimately, however, <u>the responsibility for adhering to the Insider Trading Policy and avoiding unlawful transactions rests with the individual director or employee.</u>

Execution and Return of Certification of Compliance

From time to time, Covered Persons will be asked to execute and return to the Human Resources Department a Certification of Compliance form.

December 6, 2023

EXHIBIT 21.1

SUBSIDIARIES OF PROLOGIS, INC. AND PROLOGIS L.P.

Prologis, L.P. is a direct subsidiary of Prologis, Inc. Prologis, L.P. and its 342 domestic and 217 foreign subsidiaries are in the real estate operations, development and strategic capital business. The following is a list of additional subsidiaries of Prologis, L.P. at December 31, 2023:

Name of Entity	Jurisdiction of Organization
Entities that engage in real estate operations, development and strategic capital:	
AMB Asia LLC and seventy-six foreign subsidiaries	Delaware
DCT Industrial TRS Inc. and four subsidiaries	Delaware
DCT Industrial Value Fund I, Inc. and fourteen subsidiaries	Maryland
Liberty L.P. and its fifty-nine domestic subsidiaries and eighteen foreign subsidiaries are direct subsidiaries of Liberty Property Trust	Pennsylvania
Duke Realty Limited Partnership and one hundred one subsidiaries	Delaware
Duke Realty Construction Inc. and eight subsidiaries	Delaware
Palmtree Acquisition Corporation and forty-three subsidiaries	Delaware
PLD-TRS Holding LLC and one subsidiary	Delaware
PLD GBP Finance LP	Delaware
PLD International Finance, LP and two domestic and three foreign subsidiaries	Delaware
PLD International Holding L.P. and one hundred ninety foreign subsidiaries	Delaware
Prologis 2, L.P. and six subsidiaries	Delaware
Prologis Brazil Logistics Partners Fund I, L.P. and six foreign subsidiaries	Delaware
Prologis USLV Operating Partnership, L.P. and one hundred five subsidiaries	Delaware
Prologis Logistics Services Incorporated and eighty-four domestic and thirty-one foreign subsidiaries	Delaware
Prologis UK Holdings S.A. and eighty-four foreign subsidiaries	Luxembourg
Entities that engage in providing management services:	
Liberty Property Trust UK Ltd	United Kingdom
Prologis California Inc.	Delaware
Prologis Management LLC	Delaware
Prologis de Mexico S.A. de C.V.	Mexico
Prologis Japan Management LLC and three foreign subsidiaries	Delaware
Prologis Management Services Sarl and two foreign subsidiaries	Luxembourg
Prologis Directorship BV	Netherlands
Prologis Directorship II BV	Netherlands
Prologis Directorship Sarl	Luxembourg
Prologis B.V. and eleven foreign subsidiaries	Netherlands
Prologis Management B.V. and one foreign subsidiary	Netherlands
Prologis Norway Management AS	Norway
Prologis UK Financial Services Limited	United Kingdom
Prologis UK Limited and one foreign subsidiary	United Kingdom
PLD Finance Management LLC	Delaware
PLD Finance Management BV	Netherlands
Other entities:	
Solutions Insurance Ltd.	Bermuda

EXHIBIT 22.1

GUARANTORS AND SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

Prologis, Inc. has fully and unconditionally guaranteed the following securities identified in the table below:

Subsidiary Issuer	Guaranteed Securities
Prologis, L.P.	3.000% Notes due 2026
	3.875% Notes due 2028
	2.250% Notes due 2029
	4.375% Notes due 2048

Prologis, L.P. has fully and unconditionally guaranteed the following securities identified in the table below:

Subsidiary Issuer	Guaranteed Securities
Prologis Euro Finance LLC	Floating Rate Notes due 2024
	0.250% Notes due 2027
	0.375% Notes due 2028
	1.000% Notes due 2029
	1.875% Notes due 2029
	3.875% Notes due 2030
	0.625% Notes due 2031
	0.500% Notes due 2032
	4.625% Notes due 2033
	1.500% Notes due 2034
	1.000% Notes due 2035
	1.000% Notes due 2041
	4.250% Notes due 2043
	1.500% Notes due 2049
Prologis Yen Finance LLC	0.652% Notes due 2025
	0.589% Notes due 2027
	1.003% Notes due 2027
	0.448% Notes due 2028
	0.972% Notes due 2028
	1.323% Notes due 2029
	0.850% Notes due 2030
	1.077% Notes due 2030
	0.564% Notes due 2031
	1.003% Notes due 2032
	1.222% Notes due 2035
	0.885% Notes due 2036
	1.903% Notes due 2037
	1.470% Notes due 2038
	1.134% Notes due 2041
	1.600% Notes due 2050
	1.550% Notes due 2061

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-237366 and 333-267431) on Form S-3, registration statement (No. 333-266200) on Form S-4, and registration statements (Nos. 333-42015, 333-78779, 333-90042, 333-100214, 333-144489, 333-177378, 333-178955, 333-181529, and 333-238012) on Form S-8 of our reports dated February 13, 2024, with respect to the consolidated financial statements of Prologis, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 13, 2024

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-237366 and 333-267431) on Form S-3, registration statement (No. 333-267174) on Form S-4 and registration statement (No. 333-100214) on Form S-8 of our report dated February 13, 2024, with respect to the consolidated financial statements of Prologis, L.P..

/s/ KPMG LLP

Denver, Colorado
February 13, 2024

EXHIBIT 31.1

CERTIFICATION

I, Hamid R. Moghadam, certify that:

1. I have reviewed this annual report on Form 10-K of Prologis, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2024

By: /s/ Hamid R. Moghadam
Name: Hamid R. Moghadam
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Timothy D. Arndt, certify that:

1. I have reviewed this annual report on Form 10-K of Prologis, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2024

By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

EXHIBIT 31.3

CERTIFICATION

I, Hamid R. Moghadam, certify that:

1. I have reviewed this annual report on Form 10-K of Prologis, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2024   By: /s/ Hamid R. Moghadam
                                                            Name: Hamid R. Moghadam
                                                            Title: Chief Executive Officer

EXHIBIT 31.4

CERTIFICATION

I, Timothy D. Arndt, certify that:

1. I have reviewed this annual report on Form 10-K of Prologis, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures, (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 13, 2024

By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Prologis, Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the annual period ended December 31, 2023 (the "Report"), which accompanies these certifications, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2024
By: /s/ Hamid R. Moghadam
Name: Hamid R. Moghadam
Title: Chief Executive Officer

Dated: February 13, 2024
By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

EXHIBIT 32.2

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Prologis, L.P. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the annual period ended December 31, 2023 (the "Report"), which accompanies these certifications, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 13, 2024

By: /s/ Hamid R. Moghadam
Name: Hamid R. Moghadam
Title: Chief Executive Officer

Dated: February 13, 2024

By: /s/ Timothy D. Arndt
Name: Timothy D. Arndt
Title: Chief Financial Officer

EXHIBIT 97.1

PROLOGIS, INC.

Incentive Compensation Recovery Policy

1. Purpose

The purpose of the Incentive Compensation Recovery Policy (this "**Policy**") of Prologis, Inc. (together with its affiliates, the "**Company**") is to provide for the recovery of certain Incentive-Based Compensation in the event of an Accounting Restatement. This Policy is intended to comply with, and to be administered and interpreted consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Rule 10D-1 promulgated under the Exchange Act ("**Rule 10D-1**") and Listing Standard 303A.14 adopted by the New York Stock Exchange ("**NYSE**") (the "**Listing Standards**"). Unless otherwise defined in this Policy, capitalized terms shall have the meanings set forth in Section 10 below.

2. Policy for Recovery of Erroneously Awarded Compensation

In the event of an Accounting Restatement, the Company will recover reasonably promptly the amount of any Erroneously Awarded Compensation Received by an Executive Officer during the Recovery Period.

3. Administration

3.1. This Policy shall be administered by the Talent and Compensation Committee (the "**Committee**") of the Board of Directors of Prologis, Inc. (the "**Board**"), except that the Board may determine to act as the administrator or designate another committee of the Board to act as the administrator with respect to any portion of this Policy other than Section 3.3 (the "**Administrator**"). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.

3.2. The Administrator is authorized to take appropriate steps to implement this Policy and may effect recovery hereunder by, among other things: (i) requiring payment to the Company, (ii) set-off, (iii) reducing or suspending compensation, or (iv) such other means or combination of means as the Administrator determines to be appropriate in its sole discretion.

3.3. The Company need not recover Erroneously Awarded Compensation if and to the extent the Committee determines that such recovery is impracticable and not required under Rule 10D-1 and the Listing Standards because: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover; (ii) recovery would violate home country law adopted prior to November 28, 2022, after obtaining the opinion of home country counsel acceptable to NYSE; or (iii) recovery would likely cause an otherwise tax-qualified broad-based retirement plan to fail the requirements of Section 401(a)(13) or Section

411(a) of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

3.4. Any determinations made by the Administrator under this Policy shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy.

4. Other Recovery Rights; Company Claims

Any right of recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law or pursuant to the terms of any other compensation recovery policy of the Company that may be in effect from time to time, including in any employment agreement, plan or award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy and no recovery hereunder shall limit any claims, damages, or other legal remedies the Company may have against an individual arising out of or resulting from any actions or omissions by such individual.

5. Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of federal securities laws.

6. Indemnification Prohibition

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement that may be interpreted to the contrary, the Company shall not indemnify any individual with respect to amount(s) recovered under this Policy or claims relating to the enforcement of this Policy, including any payment or reimbursement for the cost of third-party insurance purchased by such individual to fund potential clawback obligations hereunder.

7. Amendment; Termination

The Board or the Committee may amend or terminate this Policy from time to time in its discretion as it deems appropriate and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange or association on which the Company's securities are listed; provided, however, that no amendment or termination of this Policy shall be effective to the extent it would cause the Company to violate any federal securities laws, Securities and Exchange Commission rule or the rules or standards of any national securities exchange or association on which the Company's securities are listed.

8. Successors

This Policy shall be binding and enforceable against all individuals who are or were Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

9. Effective Date

This Policy is effective only for Incentive-Based Compensation Received by an Executive Officer on or after the Effective Date.

10. **Definitions.** For purposes of this Policy, the following terms shall have the meanings set forth below:

10.1. "**Accounting Restatement**" means an accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

10.2. "**Effective Date**" means October 2, 2023.

10.3. "**Erroneously Awarded Compensation**" means the amount, as determined by the Administrator, of Incentive-Based Compensation received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been received by the Executive Officer had it been determined based on the restated amounts. For Incentive-Based Compensation based on stock price or total shareholder return ("**TSR**") the Administrator will determine the amount based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received, and the Company will maintain documentation of the determination of that reasonable estimate and provide the documentation to NYSE. In all cases, the amount to be recovered will be calculated without regard to any taxes paid by the Executive Officer with respect of the Erroneously Awarded Compensation.

10.4. "**Executive Officers**" means the Company's current and former executive officers as determined by the Administrator in accordance with Rule 10D-1 and the Listing Standards. Generally, Executive Officers include any executive officer designated by the Board as an "officer" under Rule 16a-1(f) under the Exchange Act.

10.5. "**Financial Reporting Measure**" means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based wholly or in part on the Company's stock price or total shareholder return. A Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the Securities and Exchange Commission.

10.6. "**Incentive-Based Compensation**" means any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a Financial Reporting Measure that was Received by an individual (i) on or after the Effective Date and after such individual began service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and

(iii) while the Company had a listed class of securities on a national securities exchange or association.

10.7.   Incentive-Based Compensation is deemed to be "**Received**" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

10.8.   "**Recovery Period**" means the three completed fiscal years immediately preceding the date that the Company is required to prepare the applicable Accounting Restatement and any "transition period" as described under Rule 10D-1 and the Listing Standards. For purposes of this Policy, the "**date that the Company is required to prepare the applicable Accounting Restatement**" is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

PROLOGIS, INC.
Incentive Compensation Recovery Policy

ACKNOWLEDGEMENT FORM

I, the undersigned, acknowledge and affirm that I have received and reviewed a copy of the Prologis, Inc. Incentive Compensation Recovery Policy, and agree that: (i) I am and will continue to be subject to the Prologis, Inc. Incentive Compensation Recovery Policy, as amended from time to time (the "**Policy**"), (ii) the Policy will apply to me both during and after my employment with the Company, and (iii) I will abide by the terms of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner determined by the Administrator and permitted by, the Policy. In the event of any inconsistency between the Policy and the terms of any employment agreement or offer letter to which I am a party, or the terms of any compensation plan, program, or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern.

Capitalized terms used but not otherwise defined in this Acknowledgement Form shall have the meanings ascribed to such terms in the Policy.

_____
Signature

_____
Print Name

_____
Date

WRITTEN CONSENT OF THE GENERAL PARTNER
OF
PROLOGIS, L.P.

November 28, 2023

The undersigned, Prologis, Inc., a Maryland corporation (the "General Partner"), being the general partner of Prologis, L.P., a Delaware limited partnership ("Prologis LP"), pursuant to the Delaware Revised Uniform Limited Partnership Act and the Thirteenth Amended and Restated Agreement of Limited Partnership of Prologis LP, as amended, does hereby consent to, and approve, the following actions:

WHEREAS, the General Partner has determined that it is in the best interests of Prologis LP to adopt the Incentive Compensation Recovery Policy, substantially in the form attached hereto in Exhibit A but with all references to the "Company" to refer to Prologis LP (the "Incentive Compensation Recovery Policy"), to comply with certain rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange;

NOW, THEREFORE, BE IT RESOLVED, that the Incentive Compensation Recovery Policy be, and hereby is adopted and approved;

FURTHER RESOLVED, that, notwithstanding anything to the contrary in the Incentive Compensation Recovery Policy, Prologis LP shall have the ability to amend or terminate the Incentive Compensation Recovery Policy;

FURTHER RESOLVED, the Incentive Compensation Recovery Policy shall be effective to the extent Prologis LP has securities listed on a national securities exchange;

RESOLVED, that each of the Authorized Officers of the General Partner (as defined below) be, and each hereby is, authorized and empowered to certify from time to time until amendment, modification, repeal or other alteration of the Incentive Compensation Recovery Policy, that such policy as approved by these resolutions, is in effect as of the effective date specified therein;

RESOLVED, that each of the Authorized Officers be, and each of them hereby is, authorized to take such further actions and to execute such other instruments or documents as such Authorized Officer may deem necessary or advisable to carry out the purposes of the foregoing resolutions, the taking of such actions or the execution of such instruments or documents to be conclusive evidence of the necessity or desirability thereof; and

RESOLVED, that for the purposes of these resolutions, the "Authorized Officers" shall mean and include, the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer, the General Counsel, the President, the Vice Chairman, the Chief Operating Officer, the Chief Customer Officer, the Chief Human Resources Officer, any President of a region, any Managing Director, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or an Assistant Secretary of the General Partner of Prologis LP.

IN WITNESS WHEREOF, the undersigned General Partner has executed this Written Consent as of the date first written above.

PROLOGIS, INC.
a Maryland corporation

By: /s/ Deborah K. Briones
Name: Deborah K. Briones
Title: Managing Director and Deputy General Counsel

WRITTEN CONSENT OF THE SOLE MEMBER
OF
PROLOGIS EURO FINANCE LLC

November 28, 2023

The undersigned, Prologis, a Maryland real estate investment trust, being the sole member (the "Sole Member") of Prologis Euro Finance LLC, a Delaware limited liability company (the "Company"), pursuant to the provisions of the Delaware Limited Liability Company Act and the Limited Liability Company Agreement of the Company, does hereby consent to, and approve, the following actions:

WHEREAS, the Sole Member has determined that it is in the best interests of the Company to adopt the Incentive Compensation Recovery Policy, substantially in the form attached hereto in <u>Exhibit A</u> but with all references to the "Company" to refer to Prologis Euro Finance LLC (the "Incentive Compensation Recovery Policy"), to comply with certain rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange;

NOW, THEREFORE, BE IT RESOLVED, that the Incentive Compensation Recovery Policy be, and hereby is adopted and approved;

FURTHER RESOLVED, that, notwithstanding anything to the contrary in the Incentive Compensation Recovery Policy, the Company shall have the ability to amend or terminate the Incentive Compensation Recovery Policy;

FURTHER RESOLVED, the Incentive Compensation Recovery Policy shall be effective to the extent the Company has securities listed on a national securities exchange;

RESOLVED, that each of the Authorized Officers of the Sole Member, or the Company, (as defined below) be, and each hereby is, authorized and empowered to certify from time to time until amendment, modification, repeal or other alteration of the Incentive Compensation Recovery Policy, that such policy as approved by these resolutions, is in effect as of the effective date specified therein;

RESOLVED, that each of the Authorized Officers be, and each of them hereby is, authorized to take such further actions and to execute such other instruments or documents as such Authorized Officer may deem necessary or advisable to carry out the purposes of the foregoing resolutions, the taking of such actions or the execution of such instruments or documents to be conclusive evidence of the necessity or desirability thereof; and

RESOLVED, that for the purposes of these resolutions, the "Authorized Officers" shall mean and include, the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer, the General Counsel, the President, the Vice Chairman, the Chief Operating Officer, the Chief Customer Officer, the Chief Human Resources Officer, any President of a region, any Managing Director, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or an Assistant Secretary of the Sole Member or the Company.

IN WITNESS WHEREOF, the undersigned Sole Member has executed this Written Consent as of the date first written above.

PROLOGIS
a Maryland real estate investment trust

By: /s/ Deborah K. Briones
Name: Deborah K. Briones
Title: Managing Director and Deputy General
          Counsel

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